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09045434

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Givaudan

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 02 2009
THOMSON REUTERS

FILE NO. 82- 05087 FISCAL YEAR 12-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dle

DAT : 2/26/09

Givaudan



AR/S
12-31-08

# ANNUAL & FINANCIAL REPORT 2008

# INTRODUCTION

## Givaudan is the global leader in the fragrance and flavour industry, creating unique and innovative taste and smell profiles for customers

around the world through deep consumer understanding. 2008 was the year in which the company again reached important milestones on its journey "From Number One to Leadership" in the global flavour and fragrance industry. Despite an increasingly challenging environment we sustained a positive business momentum.

The 2008 Annual Report highlights not only the company's business and financial performance but also provides an insight into the tools the company utilises to understand how consumers relate to the flavours and fragrances used in products ranging from snacks, soups and ice cream to shower gels, shampoos and luxury perfumes. Consumer understanding is an integral part of Givaudan's success to create products which win consumer's hearts.

Givaudan

# ANNUAL & FINANCIAL REPORT 2008

# INTRODUCTION

# Givaudan is the global leader in the fragrance and flavour industry, creating unique and innovative taste and smell profiles for customers

## around the world through deep consumer understanding. 2008 was the year in which the company again reached important milestones on its journey "From Number One to Leadership" in the global fragrance and flavour industry. Despite an increasingly challenging environment we sustained a positive business momentum.

The 2008 Annual Report not only highlights the company's business and financial performance but also provides an insight into the tools the company utilises to understand how consumers relate to the fragrances and flavours used in products ranging from snacks, soups and ice cream to shower gels, shampoos and luxury perfumes. Consumer understanding is an integral part of Givaudan's success in creating products which win consumers' hearts.

# TABLE OF CONTENTS

# As the leading company in the Fragrance and Flavour industry, Givaudan serves customers around the world with innovative products through a sales and marketing presence in all major mature and developing markets.

This leadership is underpinned by a commitment to significantly invest in consumer understanding tools and research and development programmes. Our efficient operations are driven by two business organisations, the Fragrance and the Flavour Division, which are supported by integrated functions such as Finance, Human Resources and IT.
We lead sensory innovation through a passion for excellence.

---

## MARKET SHARES


Givaudan
25%

**Total market size** estimated at CHF ~17-18 billion

Sales in 2008: CHF 4,087 million

Locations: 90,
including 38 production sites

Employees: 8,772

Headquarters: Vernier, Switzerland

Global industry market share: 25%

Reinvestment of sales into R&D in 2008: 8.4%

# KEY FIGURES OF THE YEAR

| in millions of Swiss francs, except for per share data | Actual 2008 | Actual 2007[c] | Pro forma[a,c] 2007 |
|---|---|---|---|
| Sales | 4,087 | 4,132 | 4,366 |
| Gross profit | 1,862 | 1,941 | 2,057 |
| *as % of sales* | *45.6%* | *47.0%* | *47.1%* |
| EBITDA at comparable basis[b,d] | 842 | 874 | 911 |
| *as % of sales* | *20.6%* | *21.2%* | *20.9%* |
| EBITDA[b] | 765 | 680 | 911 |
| *as % of sales* | *18.7%* | *16.5%* | *20.9%* |
| Operating income at comparable basis[d] | 486 | 530 | 521 |
| *as % of sales* | *11.9%* | *12.8%* | *11.9%* |
| Operating income | 379 | 322 | 521 |
| *as % of sales* | *9.3%* | *7.8%* | *11.9%* |
| Income attributable to equity holders of the parent | 111 | 93 | 235 |
| *as % of sales* | *2.7%* | *2.3%* | *5.4%* |
| Earnings per share – basic (CHF) | 15.61 | 13.12 | 33.15 |
| Earnings per share – diluted (CHF) | 15.50 | 13.06 | 33.00 |
| Operating cash flow | 541 | 532 | |
| *as % of sales* | *13.2%* | *12.9%* | |

*a) On 2 March 2007 Givaudan acquired 100% control of UK-based Imperial Chemical Industries PLC's fragrances and flavours business. The 2007 income statement key figures shown in the table above are pro forma, derived from the Consolidated Income Statement as if the acquisition had occurred on 1 January 2007.*

*b) EBITDA: Earnings Before Interest (and other financial income (expense), net), Tax, Depreciation and Amortisation. This corresponds to operating income before depreciation, amortisation and impairment of long-lived assets.*

*c) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

*d) Comparable EBITDA and operating income for 2007 and 2008 excludes acquisition related restructuring expenses and non acquisition related expenses (2007 only).*

## SALES BY DIVISION



Fragrances 46%
Flavours 54%


**Sales Fragrances 46%**
CHF 1,898 million
-6.4% in Swiss francs
+1.0% in local currencies

**Sales Flavours 54%**
CHF 2,189 million
-6.4% in Swiss francs
+1.0% in local currencies

## SALES BY MARKET



Developing 36%
Mature 64%


**Developing markets 36%**
CHF 1,481 million
+3.2% in local currencies

**Mature markets 64%**
CHF 2,606 million
-0.4% in local currencies

# WORLDWIDE PRESENCE

Givaudan has a leading presence in all major markets and operates through a network of 90 sites around the world in mature and developing markets. This global presence as an industry leader is an important contributor to its success.



# HIGHLIGHTS 2008

## February

**5 February 2008**
The company presents two innovative sustainability partnerships under its Givaudan Innovative Naturals programme in Venezuela and Australia to clients and the media.

**19 February 2008**
Full Year 2007 Results: Givaudan delivers good operating performance – Integration ahead of plan.

## March

**26 March 2008**
The Annual General Meeting, taking place in Geneva, elects Dr Nabil Sakkab and re-elects Prof Henner Schierenbeck to the Board of Directors.

## April

**4 April 2008**
First Quarter 2008 Sales: Sales growth on track with target.

## May

**14 May 2008**
Global ChefsCouncil™ meets in Spain, uncovering the "what's next" in gastronomic trends.

**20 May 2008**
Five Givaudan creations are among the fine fragrance FIFI Award winners in New York and Europe.

## June

**2 June 2008**
Roman Kaiser, botanist and perfumer, is honoured by the American Society of Perfumers for dedication to the research of natural scents around the world.

**25 June 2008**
Launch of TasteEssentials™ Citrus – a powerful, evolutionary approach to discover new flavours and to create captivating taste experiences.

# ORGANISATION

Givaudan operates through two integrated divisions, combining a rich legacy of experience with cutting-edge technology in its aim to be the leader in sensory innovation and creating added value for its customers.

### Fragrance Division

Our perfumers create fragrances for air care, laundry care and home care products and fine fragrances for the world's most respected brands. The division is organised in three business units: Fine Fragrances, Consumer Products and Fragrance Ingredients.

### Flavour Division

Our flavourists create flavours for beverages, sweet goods, savoury and dairy products as well as ingredient systems for the world's most respected brands. The division is organised mainly by geography and by segment.



CEO and Executive Committee
Fragrance Division
Commercial
Operations
R&D
Regulatory
Purchasing
Flavour Division
Commercial
Operations
R&D
Regulatory
Finance
IT
HR
Corporate functions: Communication, Legal, EHS


# COMPETITIVE ADVANTAGE

Givaudan maintains competitive advantage through operating a well-balanced business with natural hedges against the fluctuations of economic conditions and customer demand. These hedges are built through:

### Geography

36 % of our sales are in developing markets, with the remainder in mature markets.

### Clients and products

A diversified client base from multinationals to regional clients, from premium brands to private labels.

### Segments

A balanced portfolio in all fragrance and flavour applications.

### Currencies

Our creation and production centres are close to customers, hence our sales and expenses are balanced across currencies.

## July

**1 July 2008**
Givaudan presents its TasteEssentials™ Vanilla programme, a new consumer-driven approach to vanilla flavour creation.

**14 July 2008**
Givaudan provides "clean label" solutions in the form of a new range of lemon oil ingredient replacers to help customers combat rising lemon oil prices due to adverse weather.

## August

**5 August 2008**
Half Year 2008 Results: Integration on track, profitability further improved.

**8 August 2008**
ScentEvolve™ technology increases fragrance impact and tenacity in Mugler's "Les Parfums Corp".

## September

**17 September 2008**
Givaudan creates first completely biodegradable fragrance formula for a Body Cleanser, making it the first beauty product with Cradle to Cradle certification.

**29 September 2008**
Launch of the ByNature™ programme in Europe which enables customers to produce authentic chicken, beef and pork flavoured products using natural flavours.

## October

**6 October 2008**
Introduction of eight new, natural orange flavour varieties which were discovered through a recent TasteTrek™ exploration, conducted with the University of California, Riverside.

**8 October 2008**
Nine Month 2008 Sales: Accelerated growth momentum.

## December

**1 December 2008**
Givaudan unveils new powerful approach to chicken flavour creation under its TasteEssentials™ programme umbrella.



# Letter from The Chairman

Dear Shareholder,

Against the backdrop of the economic downturn affecting most businesses around the globe and which has rapidly deteriorated in the last quarter, I am pleased to report that Givaudan has continued to develop positively. Sales grew at a strong 2.5% in 2008, measured in local currencies and excluding streamlining activities.

Whilst facing numerous challenges, such as rising input costs, the company was able to maintain its profitability margin at a healthy state, recording a 20.6% EBIDTA margin on a comparable basis. Givaudan delivered CHF 111 million net income attributable to the equity holders of the company. Amid the current volatile environments, we believe the company is well placed to continue on its solid path of delivering long-term, sustainable growth.

Building the undisputed leadership position in our industry, confirmed and extended by the acquisition of Quest International in 2007, has proven to be the right strategy for Givaudan. Although this purchase continues to have an impact on our balance sheet, integration is well on track and we are confident to reach our targeted savings.

Givaudan has been a consistent driver of the industry's consolidation and today we are, without question, stronger and better equipped to face the current challenging environment.

Through our network of sensory creation and application, based on our consumer understanding and coupled with a global supply chain, we are better than ever able to offer unique sensory knowledge and experience sought by our clients and customers, wherever they are. The year 2008 offered many opportunities to demonstrate our unique capabilities to meet and anticipate customer needs seamlessly throughout the world.

Through continued long-term investments made in recent years we have created a talent, asset and technology base that is the key to our success. We are able to deliver effectively into markets which are less volatile and exposed to economic downturns because the sensory dimension addresses basic needs of consumers in most consumer products.

In line with our proven practice to carefully plan succession at board and management level, Dr Andres F. Leuenberger, Vice-Chairman, retired from the Board at the Annual General Meeting in 2008. Dr Leuenberger has been involved in the oversight of the company for more than 25 years and as a Board member since 1994. On behalf of the Board of Directors, I would like to thank Andres for his long and valuable service and wish him well for the future. André Hoffmann has replaced him as Vice-Chairman of the Board.

At the same meeting, succeeding Mr Leuenberger, Dr Nabil Sakkab was elected as new non-executive director. I am pleased to welcome Dr Sakkab to the Board of Directors as he has a broad experience in our industry. After a long-standing career in innovation, with postings in the US, Belgium and Japan, Dr Nabil Sakkab retired from Procter & Gamble in 2007 as Senior Vice-President, Corporate Research & Development. We are looking forward to draw on Dr Sakkab's advice in further shaping Givaudan's innovation strategy.

In addition, Professor Henner Schierenbeck, Chairman of our Audit Committee, was re-elected for a further three-year term as member of the Board of Directors at the Annual General Meeting in March 2008.

Through regular visits to Givaudan locations around the world, the Board of Directors has the opportunity to see first-hand and to experience the company's unique set-up, its capabilities and its talent. It has been gratifying to see, particularly during the transition year 2008, that our people are highly motivated for the long-term value creation of our company.

As a result, the Board of Directors will recommend to the Annual General Meeting on 26 March 2009 to make a distribution to the shareholders in the aggregate amount of approximately CHF 20.00 per share.

The distribution will consist of a cash dividend of CHF 10.00 and the issue of one shareholder's warrant per share. A certain number of warrants (ratio to be determined) will give the right to receive one share of Givaudan SA by paying the strike price, which shall be not less than 50% of the prevailing share price at the time of the issue of the warrant. The warrants will be traded at the SIX Swiss Exchange for a limited period of time.

Further information will be provided together with the invitation to the Annual General Meeting.

On behalf of the Board, I thank our CEO and his management team for their excellent work in the past year, including the seamless execution of the integration strategy and the launch of the new enterprise system based on SAP. Our thanks go to all our employees around the globe for their commitment, dedication and hard work which contributed to making the challenging 2008 a successful year.

In 2009 and possibly beyond, the world will have to expect an unprecedented decline in global economic activity. Although this will be very challenging, my fellow Board members and I are convinced that Givaudan is well equipped to navigate through the storms ahead. Our solid business model and long-term orientation will enable us to continue to create value for our shareholders and customers in the years to come.

Dr Jürg Witmer
Chairman



# Letter from The CEO

Dear Shareholder,

In the eighth year since its spin-off in 2000, Givaudan again demonstrated its ability to deliver solid results. The company progressed towards its goal of being the clear industry leader, not only in terms of size but in its unique and unrivalled innovation and creation capabilities.

The success of Givaudan's business strategy – based on the creation of a unique platform to drive future growth – was re-confirmed by the solid results which were achieved over the twelve months of 2008. Despite strong headwinds and the many challenges confronting the company – from rising input costs to adverse foreign exchange markets and a difficult economic climate in the latter part of 2008 – Givaudan delivered a solid business performance.

These results were also thanks to the solid foundation put in place during the integration of Quest International over the past two years. The unique strategic fit when combining both business portfolios across customers, geographies and segments was re-confirmed by the progress achieved in 2008.

Maintaining a positive sales momentum in 2008 was the most visible sign of the successful integration progress. However, more importantly, the positive impact of the integration savings supported Givaudan's profitability and almost offset the negative pressure from rising input costs.

Total group sales rose 6.7% in local currency terms and declined 1.1% in Swiss francs to CHF 4,087 million. On a pro forma basis and excluding the impact of the ongoing portfolio streamlining, sales increased by 2.5% in local currencies. Including this effect, sales on a pro forma basis increased by 1.0% in local currencies and decreased by 6.4% in Swiss francs. This performance reflects the resilience of the company's underlying business in a challenging economic situation.

The developing markets, particularly India, Indonesia and Russia, continued their solid performance and recorded double-digit sales growth. Overall, group sales in developing markets rose 3.2%.

The Fragrance Division recorded sales of CHF 1,898 million, a growth of 7.9% in local currencies and a decline of 0.1% in Swiss francs. On a pro forma basis, and excluding the impact of discontinued ingredients, sales showed a growth of 1.7% in local currencies and decreased 6.1% in Swiss francs. This result was achieved by above-market growth of Fine Fragrances, continued sales growth of specialty ingredients and solid growth of the Consumer Products business in a challenging market.

The Flavour Division reported sales of CHF 2,189 million, a growth of 5.8% in local currencies and a decline of 2.0% in Swiss francs. In pro forma terms and excluding the discontinuation of commodity ingredients and the St. Louis divestment, sales increased 3.1% in local currencies.

“Despite strong headwinds, Givaudan delivered a solid business performance.”

All regions recorded good sales growth in 2008 supported by new business wins across all segments.

EBITDA, or Earnings before Interest and Taxes, Depreciation and Amortisation, increased to CHF 765 million in 2008 from CHF 680 million in 2007, an increase of 12.5%. The EBITDA margin, on a comparable basis, was 20.6% in 2008, compared to 20.9% in pro forma terms reported last year. The incremental integration savings of CHF 90 million achieved in 2008 partially compensated for the continued pressure on the gross profit margin.

On a comparable basis, the EBITDA was CHF 842 million in 2008, below the CHF 911 million in pro forma terms reported last year, mainly as a result of exchange rate developments. When measured in local currency terms, the EBITDA on a comparable pro forma basis decreased by 1.2%.

Net profit after tax increased to CHF 111 million from CHF 93 million a year ago. As a result, earnings per share increased to CHF 15.61 from CHF 13.12 in 2007.

After completing the first phase of the integration, which was mainly focused on the commercial integration, Givaudan made further progress on the more complex consolidation of its operations. Many projects which will support future growth strategies, particularly in the company's global site network, were successfully completed in 2008.

In the Fragrance Division, the existing North American Creation Centre was transferred to a new, larger site with enhanced consumer testing facilities in East Hanover, New Jersey, USA. In Europe, the Creation Centre in Argenteuil, France was expanded and all the regional creation activities will be consolidated at this site during 2009. Givaudan consolidated the former Quest US-based compounding activities into one expanded facility in Mount Olive, New Jersey. The first investment phase was completed at the chemical ingredients manufacturing plant in Pedro Escobedo, Mexico where production has started. The fragrance ingredients manufacturing site in Lyon, France will be closed by the end of March 2009.

In the Flavour Division, production at the Pedro Escobedo site in Mexico was closed and transferred to the expanded Cuernavaca site. Continuing with the integration plan, the closure of the flavour production site in Owings Mills, USA was announced, following the expansion of the production sites in Devon and East Hanover, USA. In the developing markets, production capacity in Indonesia was expanded and in Shanghai, Givaudan invested in an expansion of its science and technology laboratories to support further growth in these markets.

The major business transformation by implementing a new enterprise system across Givaudan's worldwide locations, based on SAP and called Project Outlook, reached a major milestone in 2008 with successful go-lives in three European countries.

"The integration savings helped to sustain our profitability at last year's level."

In May 2008, after more than two years of development work, the new system went live for the first time in the largest location in France. Switzerland and Germany followed with their go-lives in November. In 2009, the roll-out of the system will continue with the implementation in the UK, the Netherlands and North and South America.

Building on the efficient integration progress and the strong strategic fit of the two combined businesses, Givaudan developed in-depth growth strategies for both divisions in order to accelerate growth. Over the next five years, the Fragrance Division will particularly focus its growth efforts on:

- Selected consumer products and fine fragrance companies
- Feminine Fine Fragrances
- Air Care and Household
- Developing markets
- US regional and local clients

In the Flavour Division, growth initiatives will focus on:

- Developing markets
- Top 100 Food and Beverage companies
- Health and Wellness
- Foodservice

These initiatives underpin the company's goal to continue outgrowing the underlying market over the next five years, based on a solid innovation platform, an expanded client base and its talent. The other key success factors which will help the company to reach this goal of accelerated sales growth are its global reach and presence, clear focus and solid track record.

As stated last year, 2008 was a transition year for Givaudan. This is particularly true also for the changes in the company's Human Resources organisation. During the past year, this organisation has redefined its goals and processes under the leadership of Joe Fabbri. The ultimate goal is to be a proactive business partner for line managers and support them in reaching the business objectives.

Givaudan has been operating a sustainable business model since its spin-off in 2000 through its combined focus on innovation, customers and operational excellence. Over the past eight years, the company has shown it is able to combine the creation of shareholder value with business principles that promote sustainable development.

The Executive Committee feels that an overarching framework needs to be put in place to coordinate current activities and better drive sustainability principles throughout its business. The company believes that, particularly in times of economic downturn, the climate is right to maintain and expand a full Sustainable Development programme in 2009. Apart from the numerous benefits in many areas, ranging from the safety of employees to decreasing

“Successful go-live of new enterprise system, based on SAP, in France, Switzerland and Germany.”

the waste produced, the programme will give Givaudan a significant further edge in the industry and vastly improve the ability of long-term value generation, corporate governance excellence and enhanced business success in an increasingly challenging world.

Based on the overall resilience of the company and the industry it operates in, coupled with the natural hedges Givaudan has across clients, markets and segments, we are confident we have the right strategy and people in place to continue to deliver the solid results our shareholders expect beyond 2008.

The numerous changes the company implemented over the past year, the solidity of its present and future systems and its global supply chain footprint allow Givaudan to meet customer needs with superior services and efficiencies. With numerous uncertainties ahead, the company believes these are the key factors which will make the business resilient in the current difficult economic climate.

A prediction for 2009 is difficult to make but I am confident that Givaudan will continue to profit from the optimised set-up it has implemented. It has achieved this set-up through the focused integration process and its relentless will to leverage its industry-unique capabilities to respond to the challenges ahead.

We maintain our long-term outlook and re-iterate that we are confident of reaching pre-acquisition profitability levels by 2010, helped by the integration savings and a continued focus on diligent cost management combined with a drive to further optimise operational efficiencies.

Looking at the challenging year ahead, the company's increased size combined with its unique innovation capabilities, creation tools and talent will provide a robust platform for Givaudan's continued success.

I would like to thank our management team and all our employees for the solid results achieved in 2008. Their strong commitment to our company and their talent can only build our confidence as we are about to face the many challenges of 2009 and the years to come.

Gilles Andrier
CEO



# Brazil and Mexico are the two fastest growing economies in Latin America, accounting for 70% of the region's $3.3 trillion gross domestic product.

Brazil has been enjoying its largest investment boom in history. In 2007, a four-year plan was launched to spend £300 billion to modernise its road network, power plants and ports.

Money is being ploughed into irrigating Brazil's dry-lands and improving its infrastructure.

Meanwhile, a boom in bio-fuels and deep-water oils is providing energy independence, helping to shift the country's economy into overdrive. Yet Brazil is a country of stark contrasts. The reality is that the richest 10% of Brazilians take 50% of the nation's income, while the poorest 10% barely scrape 1%.



# FRAGRANCE DIVISION

In pro forma terms and in millions of Swiss francs and as per cent of sales

**Sales**



2008
1,898
2007
2,027


**EBITDA***



2008
400
21.1%
2007
420
20.7%


**Operating Income***



2008
230
12.1%
2007
234
11.5%


*EBITDA: Earnings Before Interest (and other financial income (expense), net), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.*

* *On a comparable basis.*

The Fragrance Division recorded sales in actual terms of CHF 1,898 million, which represents a growth of 7.9% in local currencies and a 0.1% decline in Swiss francs. In pro forma terms and excluding the impact of discontinued ingredients, sales showed a growth of 1.7% in local currencies and a decrease of 6.1% in Swiss francs. The total impact of the streamlining of lower value adding fragrance ingredients amounted to CHF 14 million. Including this effect, pro forma sales advanced 1.0% in local currencies but declined 6.4% in Swiss Francs.

The solid result was driven by the above market growth of Fine Fragrances which had an excellent second half year, the good growth of specialty ingredients and the Consumer Products business.

The EBITDA increased to CHF 348 million in 2008 from CHF 288 million in 2007, an increase of 20.8%. The EBITDA margin, on a comparable basis, was 21.1% in 2008, compared to 20.7% in pro forma terms reported last year. The incremental integration savings in 2008 compensated for the continued pressure on the gross profit margin.

On a comparable basis, the EBITDA was CHF 400 million in 2008, below the CHF 420 million in pro forma terms reported last year.

The operating income increased to CHF 153 million from CHF 118 million last year, an increase of 29.7%. The operating margin, on a comparable basis, increased to 12.1% in 2008 versus 11.5% in 2007. On a comparable basis, the operating income was CHF 230 million in 2008, below the CHF 234 million in pro forma terms reported last year.

By the end of the year, the Division completed the consolidation of creation, development and commercial activities of Givaudan and former Quest International in all key markets. Significant investments were made to further upgrade the European Consumer Products Creation Centre in Argenteuil, France in order to consolidate all creative activities at this site during 2009.

The existing North American Creation Centre was transferred to a new, larger site with enhanced consumer testing facilities, located in East Hanover, New Jersey, USA. The new centre is a critical component in supporting the

The Brazilian population has virtually doubled from the 90 million inhabitants recorded in the 1970s. A key characteristic of this population is racial mixing – genetically most Brazilians have some degree of European, African and American Indian ancestry.



Consumer Products business growth objectives in this region.

The first phase of the expansion of the production site at Mount Olive, USA was completed in June and the second phase, planned for mid-2009, will allow the full consolidation of the complete Givaudan compounding activities in North America.

In line with the strategy to have a competitive ingredients palette for perfumers, the closure of the commodity ingredients manufacturing site in Lyon, France was announced in October and should be completed by the end of March 2009.

**Fine Fragrances**

The Fine Fragrances business delivered sales growth well above market rates and finished the year above last year's level. This growth was attributed to the successful launch of a number of new fragrances, which more than offset the existing portfolio's erosion due to the difficult market environment. Growth accelerated over the course of the year as customers launched new perfumes.

On a regional basis, sales in North America were well above last year. A solid base of new wins in the prestige, mass and specialty retail markets supported this good performance. In Europe, sales performed well as new wins with targeted international and regional accounts were launched in the marketplace. Sales in Latin America were sustained at last year's level.

The Fine Fragrances business continued to build on the successful integration, confirming the strong benefits from combining both companies' sales and creation teams.

Fine Fragances won three awards at the 36th annual FiFi awards ceremony in the USA: Prada "Infusion d'Iris" won the best "Women's Nouveau Niche" fragrance; Avon's Derek Jeter fragrance was the best "Men's Private Label/Direct Sell fragrance"; and "Interior Scent of the Year" went to Gump's San Francisco Home Collection.

New perfumes created by Givaudan during the year included:

**Women's Fragrances**

Coty
- *Secret Obsession* by Calvin Klein
- *Deseo* by Jennifer Lopez

Estée Lauder
- *White Patchouli* by Tom Ford

Euroitalia
- *Hippy Fizz* by Moschino

L'Oréal
- *Notorious* by Ralph Lauren



This mix has created a nation with every conceivable skin tone, hair type and body shape. That's why Brazil has the third biggest market in hair care globally, the biggest toilet soap market in the world and is estimated to become the biggest fine fragrance market globally by 2012.

Beauty product manufacturers must cater to them all, creating a rich and diverse market for cosmetics and toiletries.

Limited Brands
- *Signature Black Amethyst* by BBW
- *Signature Dancing Waters* by BBW

Natura
- *Amor America Palo Santo*

New Wave Fragrances
- *Ed Hardy Women* by Christian Audigier

YSL Beauté
- *B de Boucheron*

### Men's Fragrances

Coty
- *Davidoff Adventure*

New Wave Fragrances
- *Ed Hardy Men* by Christian Audigier

Procter & Gamble
- *Gucci* by Gucci pour Homme

Puig
- *1 Million* by Paco Rabanne
- *Infusion d'homme* by Prada

### Consumer Products

In a challenging year, the Consumer Products business unit delivered good growth against the strong prior year's comparables, driven by international and regional customers in developing and mature markets.

Sales in North America decreased slightly compared to last year's strong double-digit growth as sales declined particularly towards the end of the year. The strong results achieved with local customers did not compensate the sales decline experienced with international customers. The personal care segment achieved good growth followed by the fabric care segment.

Sales in Asia Pacific showed growth across all customer groups versus high 2007 comparables. Sales growth in the developing markets was driven by solid results in Indonesia, Vietnam and India. Good sales development in the fabric softeners and oral care segments contributed to the performance in this region.

Sales in Western Europe delivered solid growth. In particular the developing markets of Eastern Europe and Africa posted good growth, balancing a sales decline in Middle East countries. The personal and fabric care segments reported the highest sales increase, followed by the oral care segment.

In Latin America the strong growth of Mexico and Venezuela could not offset weaker sales in Brazil and Argentina, leading to a flat sales development in this region. Sales with international customers performed well. The household care segment delivered good growth, followed by the hair care and fabric softener segment

Globally, the strongest performance was recorded in the fabric care segment, followed by the personal and oral care segments.



Exports of Brazilian beauty products have been rising in the last few years. In 2006, Brazilian companies exported $484 million of cosmetics, toiletries and fragrances, a rise of 152% since 2001. The main export market is South America, accounting for 61% of Brazil's beauty product exports.

#### Fragrance Ingredients

Sales of Fragrance Ingredients were slightly below the level of last year. Excluding the CHF 14 million impact of discontinued products, sales showed a moderate growth driven by a strong single-digit growth of specialty ingredients, with products such as the recently launched Spirogalbanone Pure as well as Ambrofix, Lemonile and Nectaryl. In 2008, a further Givaudan specialty was launched into the market; Spirogalbanone 10, a powerful green fruity, pineapple and hyacinth diffuse note with a metallic background.

After three quarters of good growth, demand slowed in the fourth quarter due to heavy destocking on the customer side.

The CHF 14 million streamlining impact was less than originally planned. A change in market conditions allowed Givaudan to increase prices of some of the ingredients earmarked for streamlining in 2009. Givaudan has decided to take full advantage of this situation as long as these products retain a profitable margin and production capacity is available.

For the coming year, Givaudan expects no substantial streamlining at its Fragrance Division.

Givaudan's strategy to move to higher-value-adding fragrance molecules continued to be executed in 2008. The first expansion phase at the chemical ingredients manufacturing plant of Pedro Escobedo, Mexico, was completed and production has started.



# Through significant investment and global research, Givaudan launched its TasteEssentials™ Citrus programme in mid-2008.

This groundbreaking, consumer-focused and cross-disciplinary creative and technical initiative is a journey beyond "what is" to "what if" in citrus flavours. The programme captures consumers' ideas and feedback through consumer testing and focus groups and puts consumer insights at the fingertips of Givaudan's flavourists and product innovators to inspire, guide and validate their creations.



The initial focus is to distinguish "what's next" in orange, the world's favourite fruit flavour. Our drive to thoroughly understand consumers' wants and needs and to create new and different orange flavour solutions led us on an intense exploration of consumer products.

Comprehensive mapping of 81 of the world's most popular still and sparkling orange drinks provided a valuable benchmark on current trends in citrus flavours globally.

# FLAVOUR DIVISION

In pro forma terms and in millions of Swiss francs and as per cent of sales

**Sales**



2008 2,189
2007 2,339


**EBITDA***



2008 442 20.2%
2007 491 21.0%


**Operating Income***



2008 256 11.7%
2007 287 12.3%


*EBITDA: Earnings Before Interest (and other financial income (expense), net), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.*

* *On a comparable basis.*

The Flavour Division reported sales of CHF 2,189 million, representing a growth of 5.8% in local currencies and a decline of 2.0% in Swiss francs. In pro forma terms, excluding the discontinuation of commodity ingredients and the St. Louis divestment, sales increased 3.1% in local currencies. All regions recorded good sales growth in 2008 supported by new business wins across all segments.

Including the effect of discontinuation, pro forma sales growth recorded an increase of 1.0% in local currencies and a decline of 6.4% in Swiss francs. The total impact of the streamlining of lower-value-adding flavour ingredients and the divestiture in February 2008 of the manufacturing site based in St. Louis, USA amounted to CHF 47 million.

Despite adverse economic conditions, sales in mature markets of Europe and North America increased due to a strong inflow of new wins. Sales grew across all segments, led by double-digit growth in Snacks and high single-digit growth in the Savoury and Dairy segments. Flavours sold for Foodservice and Health and Wellness applications showed significant double-digit growth, in line with the Division's growth initiative.

The EBITDA, or Earnings before Interest and Taxes, Depreciation and Amortisation increased to CHF 417 million in 2008 from CHF 392 million in 2007, an increase of 6.4%. The EBITDA margin, on a comparable basis, was 20.2% in 2008, compared to 21.0% in pro forma terms reported last year. On a comparable basis, the EBITDA was CHF 442 million in 2008, below the CHF 491 million in pro forma terms reported last year.

The operating income increased to CHF 226 million from CHF 204 million last year, an increase of 10.8%. The operating margin, on a comparable basis, decreased to 11.7% in 2008 versus 12.3% in 2007. On a comparable basis, the operating income was CHF 256 million in 2008, below the CHF 287 million in pro forma terms reported last year.

In the Flavour Division, the production at the Pedro Escobedo site in Mexico was closed and



Givaudan scientists then developed consumer taste profiles through in-depth surveys of more than 9,000 consumers in 20 countries, identifying taste preferences and other valuable market data by geography, gender, age and ethnicity. These consumer findings provide unparalleled references and support information for justifying orange flavour profile recommendations by market and demographics, thereby offering customers the best flavours to satisfy and delight consumers.

Research showed that consumers are increasingly looking for refreshing, sophisticated citrus-flavoured beverages, plus something new and different.

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transferred to the expanded Cuernavaca site.

Continuing with its integration plan, Givaudan announced the closure of the flavour production site in Owings Mills, USA, following the expansion of the US-based production sites in Devon and East Hanover. In the developing markets, the production capacity in Indonesia was expanded and in Shanghai, Givaudan invested into an expansion of its science and technology laboratories to support further growth in these markets.

During the course of 2008, the Flavour Division focused on launching key universally popular flavours through its TasteEssentials™ programme for citrus, vanilla and chicken. This was achieved due to novel ingredients introduced in 2008 and innovative consumer research, demonstrating global leadership in those flavour families.

New innovative ingredients were developed to enable flavourists to create superior dairy, tea and coffee flavour profiles with enhanced palatability, authenticity, stability and cost effectiveness.

The new SunThesis™ Citrus product line offers cost-effective, authentic natural replacements for lemon oils, as prices spiked in 2008 due to a worldwide shortage.

Continuous investment in TasteSolutions™ for salt reduction, sweetness enhancement and bitterness masking led to the introduction of breakthrough flavour systems. This resulted in double-digit sales growth in the strategic area of Health and Wellness applications.

The CulinaryTrek™ Chicken programme was conducted in ten key mature and developing markets supported by an in-house global ethnographic study. This led to the development of new flavours by combining this consumer understanding knowledge with sensory exploration and technology. The programme further strengthens Givaudan's competitive advantage in this area.

In 2008, the Flavour Division held its global ChefsCouncil™ event in Spain at the development centre for El Bulli, one of the world's most regarded restaurants. Other highlights included a TasteTrek™ Citrus, which was conducted in partnership with the University of California, Riverside. It is the home of the world's largest citrus collections and a key strategic alliance partner for Givaudan.

During the last quarter of 2008, the Division launched its ByNature™ range of natural meat and poultry flavours in Europe to meet increasing consumer demand. The breakthrough EverCool™ (mint and cooling) product portfolio, based on patented flavour development expertise and molecular biology technology, resulted in significant successes in chewing gum applications. This important achievement reinforces Givaudan's leadership position in cooling agents.

Delivery systems are critical to enhance the flavour performance in food and beverage applications. Combining Givaudan's and former Quest's expertise, the PureDelivery™ portfolio of industry leading delivery solutions was launched.



To that end, in a strategic partnership with the University of California, Riverside, Givaudan gained access to more than 1,000 different citrus varieties to conduct a TasteTrek™ Citrus experience. TasteTrek™ is an exploration tool to detect trend-setting natural flavour ideas and discover new ingredients never previously reported from nature.

By applying knowledge and insights gained from the trek, Givaudan scientists expand and push the limits of citrus flavours. The trek led to the discovery of eight new natural orange flavour varieties which have the potential to inspire and provide Givaudan customers with new opportunities for citrus-flavoured food and beverage products of the future.

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#### Asia Pacific

Sales grew at a solid mid-single-digit rate. The developing markets of the region recorded double-digit sales growth, led by a strong performance in India, Indonesia, Thailand and Vietnam. This underlines the excellent strategic fit of the Quest acquisition in this region. Similar to previous years, growth stemmed particularly from increased activity with regional and local accounts in line with the strategic focus of the Division. Sales in the mature markets of Asia Pacific were maintained at last year's level.

Growth in this region was well balanced across all product segments. Increased customer briefs, expanded product offerings and new wins helped Foodservice and Snacks to grow at double-digit rates. Confectionery, Dairy and Savoury recorded strong growth as a result of increased commercial focus coupled with the roll-out of new delivery systems and cooling agents. The Beverage segment recorded a single-digit growth rate.

#### Europe, Africa, Middle East (EAME)

The region delivered a good performance with sales increasing at a solid single-digit rate against a very strong prior year comparable and driven by double-digit sales growth in the developing markets of Eastern Europe, Africa and Middle East. Sales were maintained at last year's level in the mature markets of Central and Western Europe, despite a difficult economic environment.

The good performance was a direct outcome of a significant increase in new wins. All segments performed well with Snacks achieving a strong double-digit sales growth.

Leveraging the combined strength from both former companies helped the Savoury segment to deliver good results. Health and Wellness products continued to be a strategic focus and Givaudan further grew its sales in this area.

The ByNature™ programme, designed to promote in-house expertise in natural flavours, was successfully launched in Europe in response to the increased consumer demand.

#### North America

Sales increased at a low single-digit rate for the year despite a difficult economic environment.

The strategic growth segment of Foodservice achieved a double-digit growth rate on the strength of new wins as a result of customer partnerships and expanded product offerings.

A good performance of the Dairy and Savoury segments contributed to the region's performance.



Givaudan's innovation capability begins and ends with the consumer in mind. It is our consumer understanding that sets us apart and which helps food and beverage manufacturers invigorate their brands with consumer-captivating citrus flavours.

We will continue to support and build on our consumer understanding efforts with new and novel ingredients for inspired creation, unique and trend-forward profiles, leading technical innovation, and significant investment in research and development. Underpinning these efforts are our teams of flavourists, of whom we have more than any other company in the industry.

**Latin America**

Sales grew at a single-digit rate, driven mainly by organic growth with key customers as well as new wins from local and regional customers, especially towards the end of the year. Argentina in particular continued to record strong double-digit growth as a result of new wins.

The Beverage segment achieved double-digit sales increases on the strength of new wins with regional customers and a good performance of the existing business.

The challenging economic conditions negatively impacted the Sweet Goods and Savoury segments.



# Glamour and luxury thrive in the Russian cold climate. This vast country spans 11 time zones and is home to 141 million people. Euromonitor shows Russia at the top of its forecast growth tables.

It is the fastest developing country in the BRIC group (Brazil, Russia, India and China) and is rapidly catching up with Western markets.

The vibrancy of the rapidly-increasing middle class of "New Russians" can be felt everywhere, from the shopping malls to the changing Moscow skyline, but the contrast between rich and poor is stark.

Whether in Moscow or Vladivostok, Russian women adore luxury and revel in the newly open markets. The limited choice of local product of black-market brands from the Soviet era is over. Fragrance is widely available through perfumery chains such as Arbat Prestizh, L'Etoile and Ile de Beauté and is being embraced by the "New Russians". It is an accessible status symbol and indulgence that Russian women relate to as an expression of fashion awareness and affluence.



# RESEARCH AND DEVELOPMENT

Givaudan's continued business success has also been largely thanks to the excellence of the research and development teams in both divisions. The acquisition of Quest created a unique opportunity to combine the strengths of both research and development portfolios.

In 2008, Givaudan invested CHF 344 million in research and development, more than any other company in the fragrance and flavour industry. This significant investment allows us to deliver on short- and mid-term research initiatives but also gives Givaudan the opportunity to invest in promising long-term programmes, which potentially can change the industry paradigms.

These investments will continue to drive the development of novel ingredients, molecules and delivery systems in the years to come and sustain Givaudan's growth by providing industry-leading innovation to its customers. In 2008, the research and development programmes focused on three core areas: basic research on taste and smell, new molecules and ingredients ranging from fragrance odorant to flavour cooling agents as well as knowledge and technologies to continuously improve the performance of fragrances and flavours in their final applications.

In the Fragrance Division, the global Research and Technology organisation focused its efforts particularly on developing an innovation process which effectively supports the divisions' short-term and long-term business strategies. Three new molecules were introduced to the perfumers' creation palette and 20 patent applications were filed.

In the Flavour Division, the Science and Technology organisation continued to focus its research programmes on novel ingredients, sensory and flavour delivery technology. The research organisation underpinned its leadership position by developing and expanding its strong pipeline of proprietary ingredients. In addition, over 50 new patent applications were filed in the course of 2008, a significant performance indicator of the company's innovation capability.

Status-affirming brands such as Chanel, Dior and Yves St Laurent are the most desired, with high-end European and American niche brands growing in popularity as they become more familiar. International prestige brands, especially French, represent quality and are kept for special occasions.

The cities of Moscow and St Petersburg generate most prestige beauty sales, while most people living in the provinces use mass market brands. The consumer base here is more sophisticated than in other developing markets and players must focus on driving value rather than volume sales.



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**Fragrance Division**

Discovery of new fragrance materials and their novel application into consumer products and fine fragrances is the focus of the Division's Research and Technology group.

Close cooperation between research and development teams and creative perfumers is critical to the successful development of unique fragrances which delight consumers. Central to this success is the development of specific tools that enable the teams to utilise this know-how and technologies in the most effective way.

A new innovation process was designed and implemented during 2008 which effectively supports the divisions' short-term and long-term business strategy. All innovation platforms have successfully delivered results which could be translated into new, winning fragrances incorporating consumer-relevant technologies.

The chemistry platform delivered new fragrance materials which are fundamental to the success of the creative teams. The chemistry team is focused on three areas of expertise: new olfactive molecules, process chemistry and functional molecules.

Three new molecules were introduced to the perfumers' palette in 2008.

■ Calypsone™
A linear watery melon/watermelon note with citrus, marine, and floral muguet nuances; works well in green floral notes like honeysuckle by giving the green natural freshness; interesting for modern citrus top notes by giving more naturalness without too much juiciness.

■ Cristalon™
A floral fruity note with rosy, plum and apple nuances, with a woody background; the most interesting and attractive isomer of ethyl safranate, synthesised selectively and economically.

■ Ambermax™
A powerful, fusing and substantive dry ambery note with some woody cedarwood facets; outstanding fibre substantivity that makes it a key building block for fabric care fragrances, beating all benchmarks on dry and damp cloth.

The year underlined the main elements of the chemistry strategy in the creation of truly innovative molecules for Givaudan's perfumers, with emphasis on the use of starting materials and chemistry that meets the needs of a sustainable planet. Sustainability is a major factor in the consideration of new research and innovation programmes.

UV-activated precursor molecules have been created and are under development for application in a number of product categories, delivering targeted release of new notes and enhancing the consumer sensorial experience. This will build on the portfolio established by Tonkarose™.



Russians spend 20% of their total beauty budget on fragrances, compared to the global average of 11%. According to Euromonitor, 93% of Russian women wear lipstick and 92% wear fragrance. Russian women have one of the highest spends on beauty products in the world as a proportion of their income. Data "Starya Krepost" (2007-2008) found that 97% of women aged 16-55 use make-up regularly.

Activities around development of fragrance delivery systems intensified in 2008, resulting in a healthy pipeline of new products. Successful commercialisation of Bloomtech™ and Permascent™ delivery systems continues across categories. The Mechacaps™ fragrance encapsulation system, developed in-house, was successfully introduced in a number of laundry brands in Asia and Europe.

Consumers' subconscious reactions to fragrances affect responses to brands, particularly it contributes to building brand loyalty. Aligning sensory investigation with consumer response through market research is an important driver in the development of fragrances that will enhance consumers' experience of brands.

In 2008, Givaudan's patented approach to designing "mood" fragrances was applied to a number of new products in the personal and home care categories. "Mood" fragrances have been shown to enhance particular mood states such as relaxing and invigorating. Givaudan's leading position in malodour management continued to deliver new fragrances with the added benefit of malodour reduction. A combination of the deep understanding of the physical chemistry, biochemistry and sensorial effects of malodour enables Givaudan to develop differentiating technologies to reduce the perception of malodour or to eliminate it at source. Neutraq™ and Neutrazone™ technologies continue to be the backbone of a range of new functional fragrances delivered in brands in the personal care and air care categories. New developments with enhanced malodour control performance have progressed well in the innovation pipeline.

With sustainability being a major driver in our business, Givaudan's knowledge of biochemistry and its application is becoming increasingly important in innovation and is an area of investment in talent and capability. New developments in biotransformation play a significant role in developing new materials, particularly from natural sources. Bioscience research is integral to the Innovative Naturals™ programme in identifying and extracting novel materials for the palette of natural products.

Deepening the understanding of olfaction is central to the design and development of new molecules and the technologies to modulate sensory responses. TecnoScent, the joint venture Givaudan established in 2007 with ChemCom, is progressing well, and is providing new insights into fragrance ingredients and receptor behaviour.

The understanding of physical chemistry and performance behaviour of materials in a mixture is being incorporated into a set of tools that perfumers can use in their creation work. This expertise has led to a number of new wins in fine fragrance, personal care and household products. New proprietary tools, such as the Scentdimensional™ technology, are being developed to support our perfumers.

Givaudan's links with academic research institutions are being strengthened. Together with one of the leading universities for chemistry research, the Swiss



Their beauty regimes are among the most elaborate in the world and can include from three to six steps per day. They want the newest brands, love limited editions and exclusivity. Value is tied up with being all of these with the most elusive brands being most highly valued. There is high awareness of the latest trends and of new emerging brands.

Federal Institute of Technology (ETH) in Zürich, and three major global chemical companies, Givaudan is funding the Studentship Fund of the Swiss Chemical Industry (SSCI - Stipendienfonds der Schweizerischen Chemischen Industrie). This type of relationship offers an opportunity to build an even stronger, high quality scientific network to inspire, contribute and support our research programmes.

Givaudan continues to support and lead in developments that are important for the industry as a whole. We hold a unique position on the development and publication of new methods for in vitro toxicology testing on skin to reduce the need for animal testing. These new methods, recognised as outstanding science and application in major scientific publications, will support the industry and demonstrates Givaudan's leadership in this area whilst supporting the company's overall strategy on sustainability.

**Flavour Division**

The food and beverage industry has experienced profound changes in response to consumers' desire for more nutritious food and healthier lifestyles. Smell and taste are key drivers for food preference and Givaudan has built strong internal technology platforms to provide solutions for these global market opportunities. One example is the next generation of its proprietary Virtual Aroma Synthesiser™, used with customers to conduct a rapid screening and variation of flavours. This considerably increases the speed to market in the flavour creation process. Givaudan's internal capabilities have been enhanced through collaborations with external technology leaders to address the dynamic technology arena. Givaudan has more than 20 global, strategic alliances which ensure access to the latest findings in the field of flavour development.

A significant element of Givaudan's innovation strategy has been the development of a strong pipeline of differentiating proprietary ingredients with a recent emphasis on taste attributes. Advances in the science which form the basis of Givaudan's taste research programme have led, for example, to receptor-based bioassays with improved sensitivity and reliability for the detection of taste modulation.

It has been shown that diet can have a significant influence on disease prevention and maintenance of vitality during the aging process. While this has led to increased demand for products with lower levels of salt, sugar and fat, food intake is still a matter of taste quality. Sodium reduction is particularly challenging since it has multiple functions in many applications.

During 2008, an expanded group of building blocks comprising a range of natural ingredients, developed through the use of advanced biotechnological methods, was introduced with widespread commercial acceptance. The resulting food ingredients can amplify saltiness, leading to products containing significantly lower salt content with no perceived sensory differences.

There are ten million more women than men in Russia. It is still a traditional society so being married is the "Cinderella" dream and grooming to seduce is a high priority for many women. They invest in regular manicures, high heels and accessories. They have a key role in society, which harks back to the communist era. They work hard and are looking not only for sexiness but to show themselves as the owners of their world. Younger women strive for a good education, independence and a career.



The universal desire for sweet-tasting foods and beverages has driven the search for ingredients which deliver clean, sweet taste without compromise. Two natural sweetness enhancers achieved FEMA GRAS status in 2008 and a third novel modulator with the added benefit of sugar-like mouthfeel should receive GRAS approval in early 2009. A bitter aftertaste is often associated with natural and artificial high intensity sweeteners. Highly effective, proprietary molecules which address taste defects such as blocking bitterness were commercialised in 2008.

Even though taste occupies a central position in the technology programmes, in 2008 innovation focused also on aroma, which resulted in a number of differentiated solutions. An investigation of high quality green tea was undertaken in conjunction with the Tea Institute of China, allowing Givaudan a rare opportunity to perform a TasteTrek™ expedition to the area in China where West Lake Longjing green tea is produced. Analysis at all stages of manufacture resulted in the ability to create some distinctive building blocks for flavour design which are different from typical marketplace products.

Targeted categories have also included dairy, savoury and citrus flavour types. Savoury ingredients, especially related to chicken, have been successfully developed. The use of novel precursor systems – which capitalise on the expertise in enzyme and fermentation technology – have led to new captive top notes for the chicken and beef ingredient palette. This research was guided by the findings of a strong consumer insight programme.

Flavour performance continues to be a major factor in any successful product introduction. Comprehensive technology platforms have been developed to address the flavour retention and release systems required. The company has developed an umbrella brand named PureDelivery™, containing a portfolio of technologies with specific sensorial benefits.

The ability to create unique release signatures has created a wide range of opportunities, especially in chewing gum. In 2008 new delivery systems for the controlled release of flavours and novel cooling components in chewing gum applications were launched under the brand names of PureDelivery Burst™ and EverCool™ respectively. These products give Givaudan an unrivalled position in the marketplace with global chewing gum manufacturers.

Givaudan strengthened its technology platforms by focusing new research efforts on the scientific pillars of material science, analytical measurement and predictive modelling Proton Transfer Reaction Mass Spectroscopy (PTR-MS). This is a highly dynamic, realtime process for the measurement of aroma release that was employed extensively to improve and optimise the delivery systems through formula adaptation.

In 2008, an improved transportable version of the highly acclaimed miniVAS™ (miniVAS™ II) was developed and distributed to all regions. At the same time, the use of this portable sensory tool with consumers resulted in the

As in other regions, it is the younger generation that is most heavily influenced by Western advertising campaigns and aspires to popular brands as status symbols while more mature consumers believe natural ingredients are healthier.



collection of significant sensory data to support the work on key customer projects. This has led to the enrichment of the flavour preference knowledge database. A proprietary sensory screening technology which utilises the miniVAS™ II, evaluates large sets of flavour samples with speed and accuracy, unmatched by traditional approaches.

Safety and sustainability of natural raw materials are of crucial importance as they represent a significant percentage of the flavour ingredient palette. In line with the importance of these materials, a new centre of excellence for analysis was completed in 2008. This facility is equipped with the latest instrumentation for analysis of compositional details for volatile and nonvolatile components, to ensure the highest level of quality is maintained throughout the development cycle.

Givaudan continues to focus attention on improving the innovation process in order to adequately address the needs of its customers. The utilisation of a customised, flexible project management process is a key factor in this. Here, intellectual property protection is of paramount importance, especially with the expansion of external alliance activity as well as an increase in joint development programmes with customers.

Over 50 patent applications were filed during 2008.



# The word “plain” is commonly used to describe vanilla, yet the flavour is anything but ordinary.

Vanilla is one of the world’s favourite flavours, with hundreds of variations and millions of fans around the globe. To understand what makes it so special requires an understanding of consumers’ perceptions of vanilla and their connection to the flavour at taste and emotional levels.

In mid-2008, Givaudan raised the bar for consumer understanding and for vanilla flavour creation with the launch of its TasteEssentials™ Vanilla programme. The programme, driven by consumer research, marks a significant breakthrough in unlocking how consumers in different parts of the world think and feel about vanilla.



# SUSTAINABLE BUSINESS MODEL

Givaudan has been operating a sustainable business model since its spin-off in 2000. Its goal is to generate long-term, sustainable growth whilst being responsive to the expectations of its stakeholders. Over the past eight years, the company has proven its ability to combine the creation of shareholder value with business principles that promote sustainable development. In 2008, the company's leadership felt that a Givaudan-wide framework needed to be developed and implemented to coordinate current activities and to better combine the sustainability principles with all operations and activities.

The shaping of an overall, encompassing sustainable development programme for Givaudan began in July 2008. Particularly during the difficult times of an economic downturn Givaudan believes it is crucial to maintain a comprehensive sustainable development programme. Over time this will provide Givaudan – in addition to being a good corporate citizen – with a further strengthened base for expanding its leadership in the industry. Moreover, it will further improve the foundation for long-term performance, corporate governance excellence and enhanced business success in an increasingly challenging world.

The work of cross-functional, company-wide operating teams underlined the importance of recognising the dual pressures on the planet and its people. The trend of declining natural resources, coupled with an increasing population and per capita consumption, must be addressed, halted and possibly reversed. Givaudan, as an innovator and market pioneer, has a key responsibility to lead this process in the fragrance and flavour industry.

In defining its own sustainability vision, strategy and goals, Givaudan has been working in partnership with international experts from TNSI (The Natural Step International, a not-for-profit organisation), using their science-based approach to develop Givaudan's sustainability concept. This concept was used to analyse the complex and systemic issues associated with sustainable development. As a result, Givaudan has developed a Sustainability Vision which is based on five ambitious strategic pillars, underpinned by core values that include a focus on passion, transparency and partnership. Within each of the five pillars, Givaudan has defined goals and strategies, and is working on corresponding key performance indicators on which it will start to report. Further emphasised communication and consultation with employees, customers, suppliers and other organisations will begin in the first half of 2009.

Programmes already exist in many areas of the five pillars. For example, the Givaudan Innovative Naturals programme is now integrated in the overall Sustainable Development programme and forms a solid base on which to further build.

Since 2000, Givaudan has reported on its Environmental, Health and Safety (EHS) performance and this year, Givaudan will present in detail the strategy and goals of its Sustainability Development programme in an expanded version of its EHS report. From 2010 onward, Givaudan will present in detail the progress of its Sustainability programme in a separate document. The report will cover all aspects of

Its goal is to push the boundaries of traditional vanilla flavours and to help food and beverage manufacturers obtain new, distinctive, authentic and more exciting vanilla flavours in products across the dairy, dessert, bakery, confectionery, beverage, and culinary market sectors.



the pillars and will report on the journey towards achieving its goals, from responsible resource management to sustainable new technologies and supportive partnerships with suppliers, customers and communities.

**Corporate Compliance**

Compliance with company policies, best practices, laws and regulations of every country in which Givaudan operates is essential to maintaining a sustainable business model. The Principles of Business Conduct stretch to all parts of Givaudan's activities and cover the relations with customers, suppliers, shareholders, employees, governments and communities throughout the world. The company's compliance system is based on prevention. In 2008, Givaudan reviewed and updated the existing policies to adjust for developments in this area.

Compliance also requires that a management structure and control systems are in place to prevent and detect violations of the Principles of Business Conduct. A local compliance officer in each Givaudan company ensures that all employees know about the Principles of Business Conduct and have access to them. Ensuring that Givaudan and its employees comply with existing laws and regulations is a priority for the company's management. The Board of Director's Audit Committee regularly reviews the Principles of Business Conduct to incorporate any changes in this area.

Givaudan's employees are committed to adhere to high ethical standards in their business conduct. This supports Givaudan's brand and reputation, which are built on a rich heritage – one that reflects the competence, conduct and passion of all Givaudan employees for over two hundred years.

All employees have access to the company's compliance policies through the intranet site. Appropriate training on different aspects of compliance is provided.

The Principles of Business Conduct are also published on our internet site: www.givaudan.com – [our company] – [ corporate responsibility ] – [ corporate publications ]

**Shareholder and Investor Relations**

Since its spin-off in 2000 and until the end of 2008, Givaudan has created about CHF 3 billion in value for its shareholders in the form of dividend payments and share price appreciation.

All information published in our Annual Report complies with both the Swiss Code of Corporate Governance and the SIX Corporate Governance Guidelines. For more information please refer to the separate section on Corporate Governance.

Informing Givaudan's different stakeholders in a timely and responsible way is of key importance to ensure transparency and equal treatment. Through frequent press releases, teleconferences and publications on www.givaudan.com, the company disseminates material information about its performance and activities widely and simultaneously, following the Art. 72 of the revised Listing Rules (Ad Hoc Publicity) of the SIX Swiss Exchange directives.

The principles of Givaudan's disclosure and information policy can be found on: www.givaudan.com – [investors] – [policies]



Research involved more than 4,000 consumers across 20 countries. Qualitative research focused on consumers' strong emotional attachments and associations with vanilla ice cream. Seventy-five of the world's most popular vanilla ice creams were explored.

At the end of 2008, Givaudan had 15,740 shareholders listed in the share register, owning 50% of the share capital. The top twenty shareholders, including nominees and funds, represent around 71% of the share capital. With few changes compared to last year, approximately 40% of the shareholders are based in North America.

In 2008, Givaudan's senior management conducted 25 road shows to meet existing and potential shareholders in 35 financial centres (Geneva, Lugano, Zürich, Amsterdam, Boston, Brussels, Chicago, Cologne, Copenhagen, The Hague, Denver, Dubai, Dublin, Düsseldorf, Edinburgh, Frankfurt, Helsinki, Hong Kong, Kansas City, London, Los Angeles, Miami, Milan, Milwaukee, Montreal, New York, Oslo, Paris, Rotterdam, San Diego, San Francisco, Santa Fe, Singapore, Stockholm, Tokyo). The company presented its strategies and results during 32 group presentations and conferences with a total of 832 participants, an increase of 20%.

Over 300 individual meetings with fund managers globally, an increase of 20% compared to 2007, have contributed to an improved awareness about Givaudan. In order to inform the financial community directly, Givaudan organised two conference calls to provide more details about the Full Year 2007 Results and the Half Year 2008 Results. Together, they attracted 161 participants. Furthermore, 17 visits to Givaudan sites with a total of 100 participants, mainly fund managers and sell-side analysts, were organised to provide an in-depth view of Givaudan's activities. This year's site visit programme included an investor day in Mumbai, India. For the third time, Givaudan organised a year-end presentation in its Fine Fragrance Creation Studios in New York.

The complete agenda of forthcoming events for shareholders is published on www.givaudan.com – [investors] – [ calendar ]

### Customers

The close collaboration with our customers in the creation process – an engaging and fruitful partnership – is a key factor for sustaining our business over the long-term.

Givaudan is committed to creating and manufacturing for its customers superior products that will in return enable them to be successful in their respective markets. As a result, a high innovation rate and an in-depth consumer understanding are vital for the sustainability of Givaudan's customer relationships. Dedicated teams, including people across functional categories, as well as perfumers and flavourists, serve our customers across the world. These are decisive contributors to successfully serve and expand the current strong customer base. This can only be achieved by focusing on delivering unmatched value to clients and constantly challenging ourselves to exceed customer expectations.

Givaudan's business model is based on a make-to-order process in a business-to-business environment. The company serves its global, regional and local customers around the world through a global network of more than 40 subsidiaries and a world-spanning supply chain. In 2007, the top ten customers accounted for around 55% of sales in fragrances and about 33% in flavours. These customers are among the most successful consumer goods, food companies and luxury goods makers around



Givaudan gained unparalleled insights into consumer emotional connections – feelings ranged from holidays, escape and childhood to indulgence and shared moments.

For example, when speaking about childhood memories, consumers in Germany recalled happy memories of their mothers making vanilla blancmange.

the globe. The foundation of Givaudan's success as a reliable business partner lies in its long-term relationships with customers and in adhering to high professional standards. Through the addition of Quest International, Givaudan was also able to significantly enhance its key account teams and it now offers more dedicated resources in each team to serve its customers. In 2008, the company made further progress on the global initiative to integrate its supply chain with its customers by implementing a single information technology platform based on SAP. In May, the new enterprise system went live in France, followed by the roll-out of the system in Switzerland and Germany in November.

One of the key aspects of Givaudan's internal policies and practices is the commitment to maintain strict confidentiality on proprietary customer information and customer projects, as well as to fully protect their intellectual property.

Thanks to its high innovation rate, Givaudan is able to create specific sensory profiles for the products of its customers, allowing their brands to achieve superior market success. Sensory innovation in the research, development and creation process is a key success factor and an important differentiation.

**Employees**

In 2008, the Human Resources (HR) organisation embarked on a transformational project aimed at enhancing its operational performance and quality of service to the business worldwide. One of the first steps was to review and redesign many HR processes, policies and programmes over the year to further enhance the service level to employees worldwide.

The most significant milestone was the successful completion of the work undertaken to develop a Global Human Resources Strategy. Givaudan's HR professionals spent the year understanding the business' objectives, listening to employees' needs and analysing global workforce market trends to elaborate a strategy that will be implemented from early 2009. At the core of this ambitious strategy is the concept of HR as a strategic business partner. Givaudan's overall business objectives became more than ever the key drivers of the HR organisation. HR's goals and priorities have been closely aligned and interlaced at every level of the organisation with the Fragrance and Flavour Divisions' growth plans.

The vision of HR is to become a valued and trusted strategic business partner that will contribute to sustaining Givaudan's leadership position in the industry through leading services and programmes. The company's long-term success relies on attracting and retaining strong and creative people who are stimulated by a thriving work environment. HR professionals will increase their value-adding services by further supporting line managers in their role to develop, challenge and reward talent, foster a performance-driven organisation and promote respect, openness, and diversity.

To enable HR to play this challenging new role, a new HR organisation was established at the beginning of 2009, changing from a regional set-up to an alignment with the two business divisions. The new structure continues to benefit from the unique know-how and support of the global Centres Of Expertise

Research findings inspired and guided the creation of more than 500 unique vanilla concepts. Of these, nearly 150 were tested with global consumers to identify an exclusive range of consumer-preferred vanilla flavours.



(COEs) in the areas of compensation, benefits, talent management and HR systems. These four platforms of experts will remain focused on the development of best practice programmes and innovative tools to enable our employees to apply their experience, creativity and skills and contribute to the company results.

In the area of compensation, the COE elaborated a global Profit Sharing Plan (PSP) designed to offer participants an opportunity to share global company profits through the payment of an annual variable award. For the first time, the PSP has been harmonised on a global basis and all participants share metrics and a consistent approach globally.

The Benefits COE launched a defined benefit plan governance and funding policy intended to provide a general framework for the management of Givaudan's defined benefit plans.

Givaudan's Individual Development Planning (IDP) process was re-launched by the Talent Management team with some major enhancements to make it an even more valuable tool to support the development of our managers and professionals. To sustain the IDP process, a web-based Learning Resource Centre was launched.

The newly formed HR Systems team analysed the performance of all Global HR Systems such as SAP to ensure that the HR Technology Strategy and project portfolio are aligned with the business and HR needs as the Global Human Resources Strategy starts to be implemented.

In 2008, Givaudan's HR professionals initiated a period of cultural and mind-set shift. The significant work they accomplished and their successful initial achievements in this journey are a direct reflection of a closer collaboration between HR and the business.

**Head Count Development by Region**

| Region | Number of employees 31.12.2008 | % | Number of employees 31.12.2007 | % | Change from 2007 to 2008 |
|---|---|---|---|---|---|
| Switzerland | 1,506 | 17.0 | 1,468 | 16.7 | 38 |
| Other Europe, Africa, Middle East | 2,610 | 30.0 | 2,666 | 30.4 | (56) |
| North America | 1,960 | 22.3 | 1,987 | 22.6 | (27) |
| Latin America | 976 | 11.1 | 1,000 | 11.4 | (24) |
| Asia Pacific | 1,720 | 19.6 | 1,655 | 18.9 | 65 |
| **Total** | **8,772** | **100.0** | **8,776** | **100.0** | **(4)** |

Consumers' reactions to our flavour prototypes confirmed that the realm of what is acceptable and desirable for vanilla is far larger than previously thought.



### Suppliers

The year 2008 was a challenging year for the integrated Givaudan Global Fragrances and Flavours purchasing organisation. During the first year after the Quest integration and operating in the new set-up, the department has fully integrated the Fragrances and Flavours purchasing organisations whilst implementing best-in-class processes to define innovative supplier and market strategies. In addition, effective negotiation with vendors, contract management, follow-up compliance and development of long-term purchasing strategies have been key priorities.

It is Givaudan's goal to establish long-term partnerships with its key suppliers, supporting and working with them to implement high quality standards and to introduce innovative ingredients that differentiate our products and equip Givaudan with an advantage in the marketplace. Givaudan expanded its initiatives on sustainable development, cooperating directly with local suppliers to produce their natural products in a fair and sustainable manner while getting involved in their communities by financing social programmes with local partners in developing countries.

2008 was an unprecedented year due to the adverse effects and the high volatility of both prices and exchange rates. This environment significantly increased the complexity of sourcing our purchase portfolio of over 15,000 different raw materials, resulting in increased cost pressure on most materials and reducing supply availability for some. In reaction, our category managers have continuously reviewed purchasing strategies to adapt to these volatile markets, and to increase our flexibility to identify new supply opportunities. They were able to develop novel risk hedging solutions and implement innovative strategies to diversify material sources to maintain product supply at the best price.

During the year, a new vendor approval process was implemented to control the manner in which we introduce new vendors for the materials that we purchase. The process allows Givaudan to manage our suppliers on a global basis and facilitates Givaudan's ability to respond to sudden and significant market changes. In order to approve the introduction of a new vendor, a multi-disciplinary team evaluates the supplier's current performance, material quality and production activities. This ensures that product and supplier decisions are optimised and that our suppliers meet Givaudan standards.



There were clear indications that product innovators have plenty of scope for creating appealing yet non-traditional vanilla flavours. In North America, for example, seven prototypes ranked higher than the benchmarked market product, a classic vanilla ice cream.

**Environment**

2008 was the first year after the acquisition when all locations worked together on a common Environment, Health and Safety (EHS) platform, which included the reporting of key performance indicators along the same definitions. This optimised the organisation globally and helped to implement the new EHS structure. Givaudan is now organised at two levels, with each location having at least one EHS manager for small sites and a group of professionals and experts at the larger locations. At the global level, the company put in place a decentralised organisation whose role is to establish the standards and procedures and support faster implementation of specific group-wide programmes within the regions.

A new web-based reporting tool allows Givaudan to quickly respond to potential negative trends. The EHS organisation also developed an internal communication platform on the intranet to promote and share best practice and ideas from our locations. This platform is on one hand an interesting tool to share information worldwide and on the other an important tool to educate all employees who are interested in environmental, health and safety questions.

We changed the way of reporting incidents in order to benchmark ourselves to other globally operating companies. Based on the number of incidents during the reporting period, we can see a positive trend however for Givaudan's management each accident should have been prevented. It was therefore decided to launch and implement a company wide behavioural based safety programme in the coming years. A set of challenging targets have been decided to drive the company to its ultimate goal of zero incident.

It is a long-standing tradition for Givaudan to continuously improve its environmental and safety performance. These areas represent a large portion of our future sustainability programme. We analysed the necessity to enlarge our current list of operational key performance indicators, our aim being to work on effective solutions to minimise the carbon footprint of our processes and our products.

Givaudan supports and participates to external initiatives such as the Carbon Disclosure Project initiative where we share our performance on the largest database of corporate climate change information in the world.

Givaudan is also continuously monitoring the impact of its activities in the neighbourhood. The company continued its programme to upgrade or install odour emission control systems in sites located close to their neighbours, in order to further minimise the release of harmless odours which are generated by the large volume production of fragrance and flavour compounds.

Detailed information on all Givaudan's safety and environmental efforts and results are provided in the Safety and Environmental Report, which is published separately in March 2009. Once published, the report is also available on www.givaudan.com



Consumer understanding influenced the TasteEssentials™ Vanilla programme from start to finish. It was consumer ideas, preferences and consumption behaviours that drove Givaudan's flavour enhancement and creation of new vanilla flavour profiles.

**Information Technology**

The full integration of the former Quest International IT infrastructure was completed in 2008 and all users in Givaudan now use a common platform for all IT applications. The company's strategic initiative to harmonise business processes and data streams across the company – a joint effort of the Flavour Division, the Fragrance Division and IT – by implementing an enterprise system based on SAP, has reached a major milestone in 2008. The project, called Project Outlook, successfully entered its implementation phase, including the first major roll-out of the system across locations in Europe.

After more than two years of development work, this ambitious business transformation project went live in France in May, followed by Switzerland (Vernier, Dübendorf and Kemptthal), and then our location in Germany in November.

The latter two pilot countries, involving a total of about 1,800 users, were major deployments as it meant moving all available business processes for Givaudan onto the new SAP platform.

The implementation of the new enterprise system in the pilot countries ensures Givaudan's competitiveness in the market by providing a more efficient organisation and system going forward and being closely integrated with our clients. Further roll-outs will take place at other Givaudan sites over the next three years.

The Flavour Commercial Program has been successfully implemented, fulfilling the division objective to provide our customers with leading sensory innovation through a best in class Business Opportunity Handling process and system. This now established commercial system platform for the Flavour Division further solidifies our industry leading position with a globally integrated briefing and creation tool.

The well established Fragrance commercial platform has been enriched with two key additions. CoLibri (Common Library), a genuine memory of perfumer and evaluation creative work, has established itself as one of the most important asset for the Fragrance development process. Escential, by providing advanced features to leverage Givaudan creation, is enabling the sales force in Asia Pacific to deliver the best fragrances to their customers in the most efficient and prompt manner.

While most of the research observations apply to vanilla ice cream, the consumer knowledge gained is transferable to other products such as shakes, yoghurt, milk substitutes, cereals. This transfer is achieved by using proprietary Givaudan software that translates and rebalances flavour formulation to deliver comparable profiles across different applications.



### Risk Management

Managing uncertainties and being able to mitigate inherent business risks is among the Givaudan's Board of Directors and senior management's most important tasks. A strong risk management approach is an important factor to the sustainability of the company's business model and is crucial to maintain and expand Givaudan's industry-leading position.

The Board of Directors defines the risk management framework in a Risk Management Charter. The Executive Committee is responsible for the execution and implementation, as well as ensuring that the company has the right processes in place to support the early mitigation and avoidance of risks. The Group actively promotes the continuous monitoring and management of operational business risks at the operational management level.

The Audit Committee of the Board of Directors establishes an annual plan and assigns areas of focus to the Corporate Internal Audit function which then carries out regular audit reviews to evaluate the existence and effectiveness of controls as well as providing recommendations to mitigate future risks which could negatively influence the course of business.

In 2008, these assessments continued to be performed through the collaboration of Internal Audit and the divisional management teams.

The Audit Committee also promotes effective communication between the Board, Givaudan's Executive Committee, Corporate Internal Audit and External Audit in order to foster openness and accountability to adhere to good corporate governance.

In 2008, the company carried out a formal review of its internal controls over accounting and financial reporting. For identified risks, which arise from the accounting and financial reporting, a risk assessment is performed Throughout the Internal Control System over financial reporting relevant control measures are defined, which reduce the financial risk. In addition, the Group harmonised controls over accounting and financial reporting between affiliates and designed controls to ensure maximum return on its implementation of a new enterprise system based on SAP (Project Outlook).

At the end of 2008, the company's external auditors confirmed that the company was in compliance with the requirements of S728 of the Swiss Code of Obligations.

With its new insights into consumer understanding, new ingredients and creation expertise, Givaudan has moved beyond "what is" to "what's next" in vanilla, helping customers come closer to quickly and cost-effectively creating better tasting, truly distinctive, consumer-winning vanilla flavours.



**Regulatory**

Givaudan's resources in global product safety and regulatory ensure its products comply with all regulatory requirements across the globe with the goal of maintaining and expanding its industry leadership in this critical area by providing advice to internal and external customers. The regulatory organisations of both divisions work closely with the business units and act as an early awareness and competency centre.

Within the Flavour Division, the closer integration of regulatory and safety functions with the research and development and global strategy and business development functions was a key focus in 2008. This ensures the rapid and smooth commercialisation of technology into all regions where Givaudan's products are commercialised.

Over 30 new products and impact flavour blocks were successfully introduced into the market in 2008 to support major business initiatives such as chicken superiority, salt reduction and sweetness enhancement. Facilitated through the introduction of a new enterprise system based on SAP, the regulatory teams designed and prepared the implementation of an SAP system for regulatory matters, which will be available at all Givaudan locations globally. This programme will provide state-of-the-art information for employees and customers on the safety of our products, including information on handling, labelling and compliance.

Within the regulatory organisation of the Fragrance Division, Givaudan completed its obligations for the first phase of REACH in Europe, with the pre-registration of all materials in scope. Givaudan is firmly committed to ensuring security of its supply chain for its own manufactured substances as well as those supplied to it. Givaudan remains concerned at the level of complexity and impact of this regulation on the global fragrance industry.

In addition, Givaudan has continued to develop strategic partnerships with clients to ensure we support and lead dialogue on product safety in the industry, to increase the awareness of the safety product stewardship programme. Givaudan has helped the global industry association IFRA (International Fragrance Association), in the delivery of measurable change in the transparency of information on the safety of ingredients used in the industry.

In 2008, Givaudan continued to develop innovative tools for safety assessment, both for consumers as well as the environment. In 2008, Givaudan's product safety organisation published several reports on the development of in vitro tools for measuring potential of materials to cause skin sensitisation. This will become increasingly important as the restriction on conventional toxicity tests are implemented in 2009 in Europe.

In order to support the rapidly expanding, global businesses and to meet ever increasing complexity of client and regulatory requirements, Givaudan completed a thorough review of all compliance data in preparation for the launch of new compliance systems in 2009.

Givaudan

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# Welcome to Miriad 2.0

Interactive Design linking the portfolio of consumer understanding tools.



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## Education

Sensory Design Studio

Perspectives

## Olfactory Insight

Anthropologist's Nose

Facets

Perfume Pulse

Webstar

Profiler

BlogTrek

## Ideation

Fragranceland

Trends

NetScreen

Perfume Pub

## Validation

ODoR

Givision

# The long-standing cornerstone of Fragrance Division marketing at Givaudan, Miriad,

## was acknowledged as a pivotal tool with a Fragrance Foundation FiFi Award for Innovation in 1996. Since then Miriad has evolved from a stand-alone programme into a sophisticated global tool that is available across the Givaudan world.

The principle behind the tool remains the same – technology harnessed to drive the creative development of commercially successful products.

In 2009, Miriad 2.0 enters another stratum. Its interactive suite of tools is being expanded to create a platform from which to explore the global industry, the development, history and visualisation of its markets and products.

New to Miriad 2.0 is the Anthropologist's Nose, a veritable library of "fly-on-the-wall" observations of consumers in developing markets using fragranced products in everyday situations. How does hair oiling in India or the habit of diluting laundry powder for use in machines in China affect fragrance performance? Local flavour from Givaudan can inspire new products.

Fragrance Blogs are networks of fragrance enthusiasts that are a-buzz with opinion, shared experience, likes, dislikes and chattering news of "hot" launches that are debated daily. With Blog Trek, Givaudan connects with fragrance communities to harvest comments from enthusiasts all over the world in a "potted tour" that brings popular opinion into perfumery.

Trend spotting is key to successful fragrance creation. Givaudan is able to keep a finger on the pulse of fashion and lifestyle changes affecting all categories of fragranced consumer products and haute-couture through a portfolio of bespoke tools that include Scentcast, Beyond, Colour Futures, and TrendTrek.

Miriad 2.0 is underpinned by Perfume Pulse, a qualitative market research database that contains over 15 years of consumer reaction to fragrance ingredients and compounds captured in their own rich and expressive language.

# CORPORATE GOVERNANCE

Givaudan has aligned its corporate governance system with international standards and practices to ensure proper checks and balances and to safeguard an effective functioning of the governing bodies of the company. In the course of 2008, the Board defined the scope and objectives of a comprehensive corporate risk management charter.

The following Corporate Governance section has been prepared in accordance with the Swiss Code of Obligations, the Directive on Information Relating to Corporate Governance issued by the SIX Swiss Exchange and the Swiss Code of Best Practice for Corporate Governance issued by economiesuisse, also taking into consideration relevant international governance standards and practices.

The basis of the internal corporate governance framework is contained in Givaudan's Articles of Incorporation. In order to further clarify the duties, powers and regulations of the governing bodies of the company, the organisational regulation of Givaudan has been reviewed and amended in the course of 2008.

Except when otherwise provided by law, the Articles of Incorporation and Givaudan's organisational regulation, all areas of management are fully delegated by the Board of Directors, with the power to sub-delegate, to the Chief Executive Officer, the Executive Committee and its members. The amended organisational regulation of Givaudan also specifies the duties and the functioning of its three Board Committees.

The Articles of Incorporation and other documentation regarding Givaudan's principles of corporate governance can be found under
www.givaudan.com – [ our company ] – [ corporate responsibility ] – [ corporate publications ]

## Group Structure and Shareholders

### Group Structure

Givaudan SA, 5 Chemin de la Parfumerie, 1214 Vernier, Switzerland, the parent company of the Givaudan Group, is listed on the SIX Swiss Exchange under security number 1064593. The company does not have any subsidiaries that are publicly listed. As at 31 December 2008, the market capitalisation of the company was CHF 6,038 million.

Givaudan is the global leader in the fragrance and flavour industry, offering its products to global, regional and local food, beverage, consumer goods and fragrance companies. The company operates on a global basis and has two divisions: Fragrance and Flavour. The Fragrance Division is further divided into its Fine Fragrances, Consumer Products and Fragrance Ingredients business units. The Flavour Division consists of four business units: Beverages, Dairy, Savoury and Sweet Goods. Both divisions maintain their sales and marketing presence in all major countries and markets and operate separate research and development organisations with the goal to remain the undisputed and most innovative leader in the industry.

Corporate functions include Finance, IT, Legal and Communications as well as Human Resources, which manages the global talent base.

The structure of the Group is further described in notes 1 and 5 to the consolidated 2008 financial statements. The list of principal consolidated companies is presented in note 29 to the consolidated financial statements of the 2008 Financial Report.

### Significant Shareholders

As at 31 December 2008, Nestlé SA with 11.86%, Chase Nominees Ltd with 7.43% and Nortrust Nominees Ltd with 5.04% were the only shareholders registered with voting rights holding more than 3% of total share capital. There are no cross-shareholdings.

For further information, please consult the SIX internet site:
www.six-swiss-exchange.com – [ admission/issuers ] – [ disclosure of significant shareholders ] – [ significant shareholders ]

## Structure of Share Capital

### Amount of Share Capital
As at 31 December 2008, Givaudan SA's share capital amounted to CHF 72,703,400 fully paid in and divided into 7,270,340 registered shares with a par value of CHF 10.00 each.

### Conditional Share Capital
Givaudan SA's share capital can be increased
- by issuing up to 161,820 shares through the exercise of option rights granted to employees and directors of the Group
- by issuing up to 900,000 shares through the exercise of option or conversion rights granted in connection with bond issues of Givaudan SA or a Group company. The Board of Directors is authorised to exclude the shareholders' preferential right to subscribe to such bonds if the purpose is to finance acquisitions or to issue convertible bonds or warrants on the international capital market. In that case, the bonds or warrants must be offered to the public at market conditions, the deadline for exercising option rights must be not more than six years and the deadline for exercising conversion rights must be not more than fifteen years from the issue of the bond or warrants and the exercise or conversion price for new shares must be at a level corresponding at least to the market conditions at the time of issue.

For the conditional share capital, the preferential right of the shareholders to subscribe shares is excluded. The acquisition of shares through the exercise of option or conversion rights and the transfer of such shares are subject to restrictions as described below.

### Authorised Share Capital
According to the decision of the annual general shareholders' meeting held on 26 March 2008, the Board of Directors is authorised until 26 March 2010 to increase the share capital by up to CHF 10,000,000 through the issuance of a maximum of 1,000,000 fully paid-in listed shares with a par value of CHF 10.00 per share.

### Changes in Equity
The information regarding the year 2006 is available in note 4 and 5 to the statutory financial statements of the 2007 Financial Report. Details about the changes in equity for the years 2007 and 2008 are given in note 5 and 6 to the statutory financial statements of the 2008 Financial Report.

### Shares
The company has one class of shares only. All shares are registered shares. Subject to the limitations described below, they have the same rights in all respects. Every share gives the right to one vote and to an equal dividend.

### Limitations on Transferability and Nominee Registrations
Registration with voting rights in Givaudan SA's share register is conditional on shareholders declaring that they have acquired the shares in their own name and for their own account. Based on a regulation of the Board of Directors, nominee shareholders may be entered with voting rights in the share register of the company for up to 2% of the share capital without further condition, and for more than 2% if they undertake to disclose to the company the name, address and number of shares held by the beneficial owners.

Moreover, no shareholder will be registered as shareholder with voting rights for more than 10% of the share capital of Givaudan SA as entered in the register of commerce. This restriction also applies in the case of shares acquired by entities which are bound by voting power, common management or otherwise or which act in a co-ordinated manner to circumvent the 10% rule. It does not apply in the case of acquisitions or acquisition of shares through succession, division of an estate or marital property law.

The limitations on transferability and nominee registrations may be changed by a positive vote of the absolute majority of the share votes represented at a shareholders' meeting.

### Exchangeable Bond and warrant/options
See notes 2.23, 7, 21, 22 to the consolidated financial statements in the 2008 Financial Report.

### Board of Directors

The Board of Directors is ultimately responsible for the supervision and control of the management of the company, including the establishment of general strategies and guidelines, as well as other matters which, by law, are under its responsibility. All other areas of management are delegated to the Chief Executive Officer and the Executive Committee.

The term of office of the Board members is three years, subject to prior resignation or removal. Board members have to resign at the latest at the ordinary general meeting following their 70th birthday. Elections are by rotation in such a way that the term of about one third of the Board members expires every year. The members of the Board of Directors are elected by the general meeting of shareholders and election is individual. In order to allow a phased renewal of the Board's composition, the Board has adopted an internal succession planning.

#### Board Meetings

In 2008, the Givaudan Board of Directors held five regular meetings and two extraordinary Board meetings. Regular meetings are usually full day meetings, whereas extraordinary meetings are usually shorter. During each Board meeting, the company's operational performance was presented by management and reviewed by the Board. Specifically, the further implementation and tracking of the integration progress of Quest International was presented and discussed with the management at four out of the five Board meetings. In addition, the status of the preparatory work of a new enterprise system was also presented during four meetings. The Board also focused on the development of the comprehensive risk management charter as well as the implementation of the new global fragrance and flavour purchasing organisation. The CEO and the CFO attended all meetings for the business-related agenda items. Other members of the Executive Committee were present at four of the meetings. Selected members of the management team were invited at each meeting to address specific projects.

The Board continued to hold meetings at Givaudan locations across the world which is an opportunity to get first hand information and to interact with management across the globe. In 2008, the Board visited during its meetings Givaudan's global Oral Care Development Centre in Ashford, UK, as well as the newly opened North American Consumer Products Creation Centre in East Hanover, New Jersey, USA.

During the other meetings held either at the company's headquarters in Vernier or at the site in Dübendorf, Switzerland, the Board discussed various aspects of the company's risk exposure, based on presentations by senior management and the findings of Internal Audit. The Board was kept informed on all major investment projects, management succession planning and other major business items.

In 2008, the Board continued with its thorough self-assessment and discussed its own succession planning.

In preparation for Board meetings, information is sent to the Board members via e-mail and ordinary mail. A data room containing additional information and historical data is set up prior to each meeting where Board members can consult relevant documents. All Board members have direct access to the Givaudan intranet where all internal information on key events, presentations and organisational changes are posted. In addition, the Board members receive all press releases and information sent to investors and financial analysts via e-mail.

#### Committees of the Board

The Board of Directors is comprised of three Committees: an Audit Committee, a Nomination and Governance Committee and a Compensation Committee. Each committee is formally led by a Committee Chairman whose main responsibilities are to organise, lead and minute the meetings.

Meetings of Board Committees are usually held before or after each Board meeting, with additional meetings scheduled as required. Moreover, the Board has delegated specific tasks to other Committees, consisting of the CEO and managers with technical expertise: the Safety and Environment Committee and the Corporate Compliance Committee.

The Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information, the systems of internal controls and the audit process. It carries out preparatory work for the Board of Directors as a whole (with the exception of reviewing and approving the compensation of the External Auditors for the annual audit and other services). The Committee ensures that the company has appropriate risk management systems in place. It promotes effective communication among the Board, management, the internal audit function and external audit. It reviews and approves the compensation of the external auditors for the annual audit. The CFO attends the meetings of the Audit Committee upon invitation of its chairman. The Audit Committee met three times in the course of 2008. Each meeting lasted approximately half a day.

The Compensation Committee reviews and recommends the compensation policies to the Board of Directors. It approves the remuneration of the CEO and the other members of the Executive Committee as well as all performance related remuneration instruments and pension fund policies.

The Compensation Committee consists of three independent members of the Board. The Committee takes advice from external independent compensation specialists and consults with the Chairman and the CEO on specific matters where appropriate. In 2008, the Compensation Committee met three times. The average duration of each meeting was two hours.

The Nomination and Governance Committee assists the Board in applying the principles of good corporate governance. It prepares appointments to the Board of Directors and the Executive Committee and advises on the succession planning process of the company. The Committee held no meetings in the course of the year as all major aspects of the Nomination and Governance Committee were researched by the Chairman and directly discussed with the full Board of Directors.

More information on the Board of Directors and the roles of the Committees are described on the following internet sites:
www.givaudan.com - [ our company ] – [ leadership ] – [ board of directors ] or
www.givaudan.com – [ our company ] – [ leadership ] – [ board of directors ] – [ committees of the board ]

| Committees of the Board | Jürg Witmer | André Hoffmann | Dietrich Fuhrmann | Peter Kappeler | John Marthinsen | Nabil Sakkab | Henner Schierenbeck |
|---|---|---|---|---|---|---|---|
| Audit | | | | □ | □ | | ■ |
| Nomination & Governance | ■ | □ | | | | □ | |
| Compensation | | ■ | □ | □ | | | |

■ = *Chairman of the Committee*

### Members of the Board

**Dr Jürg Witmer**
*Chairman*
Attorney, Swiss national, born 1948
Non-executive
First elected in 1999
Current term of office expires in 2009

Chairman of the Board of Directors of Clariant AG, Member of the Boards of Syngenta AG and Bank Sal. Oppenheim jr. & Cie. (Switzerland) AG
Member of the foundation council of the SCG Foundation (Swiss Chemical Society)

Jürg Witmer completed his doctorate of law in Zürich and a degree in International Studies in Geneva. He joined Roche in 1978 in the legal department. In 1982, he became assistant to the Chairman of the Board and CEO of the Roche Group, and in 1984, he was transferred to Roche Hong Kong as Regional Manager of the Far East Pharma Division. In 1988, he was promoted to General Manager of Roche Far East. Dr Witmer returned to Roche headquarters in Basel, Switzerland in 1990 as Head of Corporate Communications and Public Affairs. In 1994, he moved to Vienna as General Manager of Roche Austria.

In 1999, he became CEO of Givaudan Roure. In that capacity, he was in charge of the Givaudan spin-off and organised the initial public offering of Givaudan in June 2000. Dr Witmer was appointed Chairman of the Board of Directors of Givaudan with effect from April 2005.

**André Hoffmann**
*Vice-Chairman*
Businessman, Swiss national, born 1958
Non-executive
First elected in 2000
Current term of office expires in 2009

Vice-Chairman of the Board of Roche Holding Ltd, Member of the Board of Glyndebourne Productions Ltd, Brunswick Leasing Ltd, Amazentis SA and MedAssurant Inc. Chairman of Nemadi Advisors Ltd and Living Planet Fund Management Co. as well as Massellaz SA. Vice-President of WWF International.

André Hoffmann studied economics at the University of St. Gallen and holds a Master of Business Administration from INSEAD. In 1983, he became head of administration of the Station Biologique de la Tour du Valat in France. In 1985, Mr. Hoffmann joined James Capel and Co. Corporate Finance Ltd, London as an associate at the Continental Desk, and later became Manager for European Mergers and Acquisitions. In 1991, he joined Nestlé UK, London as a brand manager. In 1994, Mr. Hoffmann established a family office dealing with asset management and board directorships.

**Dietrich Fuhrmann**
*Director*
Businessman, German national, born 1941
Non-executive
First elected in 2004
Current term of office expires in 2010

Member of the Board of Logistable Ltd

Dietrich Fuhrmann has a Master of Business Administration from the Johann Wolfgang Goethe University in Frankfurt/Main. He started his career in 1969 with Hoechst AG, Frankfurt/M. In 1971, he moved to Kalle Infotec; the newly created business division of Hoechst AG and was later appointed Sales Manager, International Key Accounts. In 1977, he became the Sales Director of Keiper Recaro, Dynavit Systems. In 1980 he joined Metzler GmbH (a subsidiary of Bayer AG) and was appointed Head of the Sports Systems and Military Equipment Division.

In 1983, he joined Dragoco GmbH where he was appointed Managing Director, and later Executive Vice President, COO, (Dragoco AG) with responsibility for Flavours and Fragrances. He took over the position of Chairman and CEO for Food Ingredients Specialities SA (FIS), the food ingredient division of Nestlé in 1998, before its acquisition by Givaudan in 2002.

(from left to right):
Dietrich Fuhrmann, Peter Kappeler, André Hoffmann, Dr Jürg Witmer (Chairman), Dr Nabil Y. Sakkab, Prof. John Marthinsen, Prof. Henner Schierenbeck,



**Peter Kappeler**
*Director*
Businessman, Swiss national, born 1947
Non-executive
First elected in 2005
Current term of office expires in 2010

Chairman of the Board of Berner Kantonalbank until May 2008
Member of the Board of Directors of Cendres et Métaux SA, Schweizerische Mobiliar Holding AG, Schweizerische Mobiliar Genossenschaft, Jungfraubahn Holding AG

Peter Kappeler holds a Master of Business Administration from INSEAD Fontainebleau as well as a degree in engineering from the ETH Zürich.

He served in leading positions in different industrial and banking companies. For 17 years, Mr Kappeler was head of BEKB/BCBE (Berner Kantonalbank), from 1992 to 2003 as CEO and until 2008 as Chairman of the Board of Directors.

He is also a member of various boards as well as being a member of the Summer Academy Foundation at the Paul Klee Center, the Foundation for the Promotion of Scientific Research at Berne University, the Trade and Industry Association of Berne Canton and the Economic Society of Berne Canton.

**Prof. Dr John Edward Marthinsen**
*Director*
Professor, US national, born 1949
Non-executive
First elected in 2000
Term of office expires in 2009

The Distinguished Chair in Swiss Economics at Babson College, Member of the Glavin Center for Global Management

John Edward Marthinsen holds a PhD in economics from the University of Connecticut. In 1974, he joined the teaching staff of Babson College in Wellesley, Massachusetts, and in 1985 was promoted to the rank of full Professor. In 1987, Dr Marthinsen became acting chairman of the economics department and in 1993 chairman. Dr Marthinsen holds the Distinguished Chair in Swiss Economics at Babson College, and he is also a member of the Glavin Center for Global Management. The author of numerous articles and books, Dr Marthinsen also has extensive consulting experience. From 1983 to 1988 he was active as a consultant to HandelsBank NatWest, Zürich, and from 1989 to 2000, he was a senior consultant to Roche.

**Dr Nabil Y. Sakkab**
*Director*
Businessman, American national, born 1947
Non-executive
First elected in 2008
Current terms of office expires in 2011

Member of the Board of Altria Group Inc, Aplion Medical LLC and Deinove
Advisory Professor at Tsinghua University, Beijing

Nabil Y. Sakkab is a 1970 graduate of the American University of Beirut with a Bachelor's Degree in Chemistry. He joined Procter & Gamble in Cincinnati in 1974, following a doctorate in Chemistry from the Illinois Institute of Technology in 1973, and post doctorate studies at Texas A&M. Dr Sakkab retired from P&G in 2007 as Senior Vice President, Corporate Research and Development following several assignments in Cincinnati, Brussels and Kobe, Japan on a variety of businesses, including OTC Health Care and Household Products. He served on P&G's Leadership Council and the Innovation Committee of P&G's Board of Directors. He is a thought leader and worldwide speaker in the Open Innovation movement, the author of several scientific and Innovation Management publications and co-inventor on more than 27 patents. Dr Sakkab was awarded the 2007 IRI Medal for Leadership in R&D Management and the 2007 Holland award for best article in Innovation Management. Dr Sakkab serves also as an advisor to several companies and private equities.

**Prof. Dr Dr hc Henner Schierenbeck**
*Director*
Professor, German national, born 1946
Non-executive
First elected in 2000
Current term of office expires in 2011

Professor of bank management and controlling at the University of Basel, scientific adviser for the "Zentrum für Ertragsorientiertes Bankmanagement" (Münster/Westfalen), Member of the Council of the European Centre for Financial Services, Member of the Supervisory Board of DIA Consult AG

Dr Henner Schierenbeck holds a PhD from the University of Freiburg. In 1978, he became a Professor of Accounting, and in 1980, of Banking, at the University of Münster.

In 1990, he became Professor of Bank Management and Controlling at the University of Basel. Dr Schierenbeck has received an honorary doctorate from the University of Latvia in Riga, and has been a guest lecturer at the Jia Tong University in Shanghai and the Lettish State University in Riga.

None of the Board members has important business connections with Givaudan SA or any of the members of the Givaudan Group. Dr Jürg Witmer, non-executive Chairman, was the CEO of Givaudan until 27 April 2005. Until then, he was also the only executive member of the Board of Directors. Dietrich Fuhrmann, non-executive member of the Board of Directors retired as member of the Executive Committee on 31 March 2004.

At the Annual General Meeting on 26 March 2008, Dr Andres F. Leuenberger, Vice-Chairman, retired from the Board of Directors. During the same meeting, Dr Nabil Sakkab was elected as a non-executive director to the Board. Dr Sakkab retired from Procter & Gamble in 2007 as Senior Vice-President, Corporate Research & Development, following several assignments in Cincinnati, Brussels and Kobe, Japan. Dr Sakkab will play an important role in further shaping Givaudan's innovation strategy. In addition, Prof. Dr Henner Schierenbeck was re-elected for an additional three years term as member of the Board of Directors.

## Executive Committee

The Executive Committee, under the leadership of the CEO, is responsible for all areas of management of the company that are not specifically reserved to the Board of Directors.

Key areas of responsibility of the Executive Committee are to manage and supervise all areas of the business development on an operational basis and approving investment decisions. The Executive Committee is

(from left to right):
Adrien Gonckel, Mauricio Graber, Gilles Andrier (CEO), Michael Carlos, Matthias Währen, Joe Fabbri



responsible for developing the company's strategy as well as the long-term business and financial plan. It is responsible for supervising the budgeting process and monitoring the financial performance. The Executive Committee monitors the progress of talent management and internal succession planning together with the Human Resources organisation to ensure the sustainability of leadership positions at all levels of responsibility. Alliances and partnerships with outside institutions, such as universities, think tanks and other business partners, are also monitored by the Executive Committee.

The Executive Committee meets at least on a monthly basis. In 2008, the committee held 11 meetings at Givaudan sites around the world. Meetings are planned in a way that the Executive Committee at the same time visits Givaudan locations across the globe and that each major region is visited at least once a year and a close interaction with all the regions is ensured.

In 2008, due a continued focus on the fast and successful integration of Quest International, the Executive Committee continued to meet as Integration Steering Committee to overview the guiding strategy for the integration and ensure its timely supervision. The Integration Steering Committee is comprised of the members of the Executive Committee. The Integration Steering Committee met 11 times in the course of 2008.

A similar committee exists for the oversight of the implementation of the new enterprise system based on SAP (Project Outlook.) The Steering Team, which includes the CEO, CFO and the Global Head of Information Technology, met 8 times in 2008.

### Members of the Executive Committee

**Gilles Andrier**
*Chief Executive Officer*
joined Givaudan in 1993, born 1961
French national

**Mauricio Graber**
*President Flavour Division*
joined Givaudan in 1995, born 1963
Mexican national

**Michael Carlos**
*President Fragrance Division*
joined Givaudan in 1984, born 1950
Indian national

**Matthias Währen**
*Chief Financial Officer*
joined Givaudan in 2004, born 1953
Swiss national

**Adrien Gonckel**
*Information Technology*
joined Givaudan in 1982, born 1952
French national

**Joe Fabbri**
*Human Resources*
joined Givaudan in 1989, born 1958
Canadian national

The detailed curriculum vitæ of the members of the Executive Committee are available on Givaudan's internet site: www.givaudan.com – [ our company ] – [ leadership ] – [ management team ]

### Compensation, Shareholdings and Loans

In accordance with the latest changes of the Swiss Code of Obligations and the resulting update of the SIX Directive on Corporate Governance, Givaudan has published the details of the remuneration of its Board of Directors and its Executive Committee in the separate chapter "Compensation Report" in this Annual Report as well as in the 2008 Financial Report.

### Shareholders Participation Rights

In exercising voting rights, no shareholder may, with his own shares and the shares he represents, accumulate more than 10% of the entire share capital. Entities which are bound by voting power, common management or otherwise or which act in a co-ordinated manner to circumvent the 10% rule are considered as one shareholder. This restriction does not apply to the exercise of voting rights through members of a corporate body, independent representatives and holders of deposited shares, to the extent that no avoidance of the said restriction to the voting rights results therefrom. Any change in this rule requires a positive vote of the absolute majority of the share votes represented at a shareholders' meeting, as prescribed by Swiss law.

Any shareholder who, on the day determined by the Board of Directors, is registered as a shareholder with voting rights has the right to attend and to vote at the shareholders' meeting. Each shareholder may be represented by another shareholder who is authorised by a written proxy, or by a legal representative, a holder of deposited shares, a member of a corporate body or an independent person designated by the company.

The articles of incorporation of Givaudan SA follow the majority rules prescribed by Swiss law for decisions of general meetings of shareholders.

Shareholders registered with voting rights are convened to general meetings by ordinary mail and by publication in the Swiss official trade journal at least 20 days prior to the day of the meeting. Shareholders representing shares for a nominal value of at least CHF 1 million may demand in writing at least 45 days before the meeting, that an item be included in the agenda, setting forth the item and the proposals.

Shareholders registered in the share register with voting rights at the date specified in the invitation will be convened to the ordinary general meeting, which will be held on 26 March 2009. The specified date will be approximately two weeks before the meeting.

### Change of Control and Defence Measures

The Articles of Incorporation of Givaudan SA do not have any rules on opting out or opting up. The legal provisions apply, by which anyone who acquires more than 33 1/3% of the voting rights of a listed company is required to make a public offer to acquire all listed securities of the company that are listed for trading on the SIX Swiss Exchange.

In the event of a change of control, share options granted by the company to members of the Board of Directors and to a total of 279 senior management and employees will vest immediately. All other defence measures against change of control situations previously in effect were deleted by the Board of Directors in 2007.

### Internal Audit

Corporate Internal Audit is an independent and objective corporate function established to assist management in achieving their objectives. The Internal Audit's role is to evaluate and contribute to the continuous improvement of the company's risk management and control systems. This specifically includes also the analysis and evaluation of the effectiveness of business processes and recommendations for adjustments where necessary.

The audit approach is based on the business process audit methodology, which provides value to the local entities and to group management. Effective communication and reporting ensure an efficient implementation of the audit recommendations.

Corporate Internal Audit reports to the Audit Committee of the Board of Directors.

The audit function has been headed since the year 2008 by Laurent Pieren.

For specific audits of affiliates, staff from Ernst & Young support the internal audit function.

### External Auditors

PricewaterhouseCoopers has been appointed as worldwide auditors of the Givaudan Group since the spin-off in 2000.

The responsible principal auditor since 2007 has been Corinne Pointet Chambettaz, partner.

The fees of PricewaterhouseCoopers for professional services related to the audit of the Group's annual accounts for the year 2008 amounted to CHF 4.8 million. This amount includes fees for the audit of Givaudan, its subsidiaries, and of the consolidated financial statements.

In addition, for the year 2008, PricewaterhouseCoopers rendered other services (mainly tax-related) for CHF 1.3 million.

The auditor presents the outcome of the audit directly to the Audit Committee at the end of each reporting year. The Audit Committee is also responsible for evaluating the performance of PricewaterhouseCoopers as external auditors. In addition, the Committee reviews and approves the compensation of PricewaterhouseCoopers, evaluates and approves other services provided by the external auditor.

In 2008, PricewaterhouseCoopers attended three meetings of the Board's Audit Committee. The scope of the audit is defined in an engagement letter approved by the full Board of Directors.

### Information Policy

Givaudan's Principles of Disclosure and Transparency are described in detail on
www.givaudan.com – [ investors ] –
[ corporate governance ] – [ policies ]

Hardcopies of company publications, such as the Annual Report, Half-Year Report and Safety and Environmental Report and other corporate documents, are available on request. They can also be downloaded from Givaudan's internet site:
www.givaudan.com – [ investors ] – [ financial results ] and [ full & half year reports ]

**Other important internet site paths:**
Quarterly sales information and other media releases:
www.givaudan.com – [ media] – [ media releases ]

**Key reporting dates:**

| | |
|---|---|
| • Annual General Meeting 2009 | 26 March 2009 |
| • Three Months Sales | 3 April 2009 |
| • Half Year 2009 Results | 4 August 2009 |
| • Nine Months Sales | 9 October 2009 |
| • Full Year 2009 Results | 16 February 2010 |
| • Annual General Meeting 2010 | 25 March 2010 |

The complete calendar of events can be found on:
www.givaudan.com – [ investors ] –
[ investor information ] – [ calendar ]

**Articles of Incorporation:**
www.givaudan.com – [ our company ] –
[ corporate publications ]



# During the year Givaudan took consumer understanding to a new level with its chicken studies.

## Through global, benchmark-setting research with culinary exploration into how chicken is consumed around the world, we have developed new and better performing ingredients for our palette to enable the creation of authentic, superior flavours to help drive product preference.

In a pioneering move, which examined the complex cultural attachments that consumers associate with chicken flavours, we surveyed some 7,300 consumers in 14 countries. Givaudan researchers observed home cooking first-hand and translated consumers' needs and preferences into a sensory language to help guide our flavour creation efforts. Our experts literally sat in the kitchens of Russian, Spanish, French, Brazilian, Mexican, Colombian, American, Indonesian and Chinese households watching how authentic dishes were prepared. Givaudan teams also observed chefs cooking chicken dishes in 40 fine-dining, quick-serving and traditional restaurants in ten countries. These studies were complemented by insights and inspiration from four continents working through Givaudan's ChefsCouncil™, a rotating panel of leading chefs from around the world. These chefs explored new chicken recipes and flavour combinations at the cutting edge of fine dining and culinary creation. The findings of this research reveal a comprehensive picture of how chicken is perceived, purchased and prepared globally, as well as recipes and cooking styles with which it is closely associated.

# COMPENSATION REPORT

## Compensation principles

Givaudan aims to attract, motivate and retain the highest calibre of professional and executive talent to sustain its leadership position within the fragrance and flavour industry. The company's compensation policies are an essential component of this strategy, as well as a key driver of organisational performance. Our compensation programmes seek to align executive and shareholders' interests by rewarding outstanding operational and financial performance as well as long-term value creation.

The Compensation Committee of the Board of Directors regularly reviews and approves company-wide compensation policies and programmes. This includes annual base salary positioning, annual incentive plans, as well as share-based long-term incentive plans. The Compensation Committee is also responsible for reviewing and approving the individual compensation of each Executive Committee member as well as the overall compensation for the Board of Directors.

The compensation of Givaudan executives, in terms of both structure and level, is regularly benchmarked against individuals in similar positions within listed European companies. This comparative group of companies are similar in size and have a significant international presence in the fragrance and flavour or in related industries (e.g. consumer products, food and beverage, specialty chemicals). The Compensation Committee utilises independent external consultants in the benchmarking process.

Givaudan's executive compensation targets base pay at the market median. Executives have the opportunity to be rewarded with above median pay for sustained outstanding performance through various variable compensation components. These variable elements reflect achievements against quantitative targets established by the Board of Directors, as well as the contribution and leadership qualities of individual executives.

### Direct compensation of Executive Committee members

The direct compensation of Executive Committee members is composed of base salary, annual cash incentive and share-based components. The major portion of their targeted annual compensation is received from variable performance-related pay components in the form of annual cash incentives, stock options and, from 2008, performance share grants vesting in 2013.

*Base salary*

Base salary adjustments are based primarily on market evolution, taking into consideration the executive's performance and contribution to company results. Salary adjustments for Executive Committee members are decided by the Compensation Committee.

*Annual Incentive Plan*

The Annual Incentive Plan is designed to reward Givaudan Executive Committee members and other key executives for the achievement of annual operational targets. These targets reflect a combination of sales growth and profitability objectives.

Annual incentives at target for Executive Committee members range between 50% and 60% of base salary, depending on the scope of the executive's role. Based on the performance achievements, incentive payouts may vary between 0% and a maximum of 200% of target.

Operational targets are set by the Board of Directors. Annual achievements are reviewed and approved by the Compensation Committee.

*Stock Option Plan*

The Givaudan Stock Option Plan links executive compensation to shareholder value creation reflected in the evolution of Givaudan's share price.

As a principle, the strike price for the options is established by the Board of Directors at a level that is higher than the market value of the Givaudan share at grant (out-of-the-money options). The underlying market value at grant is the average price of the Givaudan share in the two weeks following the publication of the annual results. These options have a vesting period of two years and expire after five years.

The total number of options awarded each year (with annual issuance of call warrants on the Swiss stock exchange) and the option parameters are approved by the Board of Directors. Participation is limited to approximately three percent of the employee population, including senior executives and key contributors. The individual grants to Executive Committee members are reviewed and approved annually by the Compensation Committee.

*Performance Share Plan*
The introduction of a Performance Share Plan (PSP) was approved by the Board of Directors on 30 November 2007. The PSP is designed to reward executives who significantly impact long-term company performance. Fifty-two senior executives were awarded performance shares in 2008. Performance shares will vest on 1 March 2013, conditional upon the economic value generation over the five year period. The economic value generation will be measured by cumulative EBITDA over the five year period, adjusted for the utilisation of capital.

The actual number of shares to vest at the end of the five year performance period may vary between 0% and a maximum of 150% of the number of performance shares granted, based upon the performance achievement. 30,000 performance shares were reserved for the plan over the five year period.

Performance shares are granted only once in respect of the five year performance period.

**Indirect compensation of Executive Committee members**
Givaudan benefit plans are designed to address the current and future security needs of executives. They generally include retirement coverage, health benefits, death/disability protection and certain benefits-in-kind. Supplemental benefits for Executive Committee members that are above those available to the broad base of employees require approval by the Compensation Committee of the Board of Directors.

**Contractual termination clauses of Executive Committee members**
Employment contracts of Executive Committee members provide for a maximum indemnity equivalent to twelve months' total remuneration for termination of employment by the company. No additional compensation or benefits are provided in the case of change in control, except for the immediate vesting of share options granted by the company.

## Compensation of the Executive Committee

| *in Swiss francs* | Gilles Andrier CEO | Executive Committee members (excl. CEO)[a] | Total remuneration 2008 | Total remuneration 2007 |
|---|---|---|---|---|
| Base salary | 942,380 | 2,345,510 | 3,287,890 | 2,963,691 |
| Annual incentive[b] | 607,973 | 1,563,863 | 2,171,836 | 2,236,522 |
| **Total cash** | **1,550,353** | **3,909,373** | **5,459,726** | **5,200,213** |
| Pension benefits[c] | 252,810 | 368,539 | 621,349 | 584,438 |
| Other benefits[d] | 235,258 | 652,792 | 888,050 | 748,795 |
| Number of options granted[e] | 60,000 | 180,000 | 240,000 | 240,000 |
| Value at grant[f] | 853,800 | 2,561,400 | 3,415,200 | 3,403,200 |
| Number of performance shares granted[g] | 3,000 | 6,900 | 9,900 | |
| Annualised value at grant[h] | 533,580 | 1,227,234 | 1,760,814 | |
| **Total remuneration** | **3,425,801** | **8,719,338** | **12,145,139** | **9,936,646** |

*a) Represents full year compensation of five Executive Committee members.*

*b) Annual incentive paid in March 2008 based on year 2007 performance.*

*c) Company contributions to broad-based pension and retirement savings plans and annualised expense accrued for supplementary executive retirement benefit.*

*d) Represents annualised value of health & welfare plans, international assignment benefits and other benefits in kind. Contributions to compulsory social security schemes are excluded.*

*e) Options vest on 4 March 2010.*

*f) Economic value at grant based on a Black & Scholes model, with no discount applied for the vesting period.*

*g) Performance shares are granted for the 5 year period 2008-2012 and vest on 1 March 2013.*

*h) Annualised value at grant calculated according to IFRS methodology.*

### Highest total compensation

CEO Gilles Andrier was the Executive Committee member with the highest total compensation in 2008. For compensation details, please refer to the above table as well as the complete disclosure of compensation to Board of Directors and Executive Committee members set out in the "Related Parties" section of the 2008 Financial Report.

### Other compensation, fees and loans to members or former members of the Executive Committee

No other compensation or fees were accrued for or paid to any member or former member of the Executive Committee during the reporting period.

No member or former member of the Executive Committee had any loan outstanding as of 31 December 2008.

### Special compensation of members of the Executive Committee who left the company during the reporting period

No such compensation was incurred during the reporting period.

### Compensation of members of the Board

Compensation of Board members consists of Director Fees and Committee fees. These fees are paid shortly after the Annual General Meeting for year in office completed. In addition, each Board member is entitled to participate in the stock option plan of the company. With the exception of the Chairman, each Board member receives an amount of CHF 10,000 for out-of-pocket expenses. This amount is paid for the coming year in office. The options are also granted for the same period.

The compensation paid out to the Board of Directors during the year was as follows:

| 2008<br>*in Swiss francs* | Jürg Witmer Chairman | André Hoffmann | Andres F. Leuenberger[b] | Dietrich Fuhrmann | Peter Kappeler | John Marthinsen | Nabil Sakkab[a] | Henner Schierenbeck | Total remuneration |
|---|---|---|---|---|---|---|---|---|---|
| Director fees | 320,000 | 80,000 | 80,000 | 80,000 | 80,000 | 80,000 | | 80,000 | 800,000 |
| Other cash compensation[c] | 40,000 | | | | | | | | 40,000 |
| Committee fees | 30,000 | 20,000 | 30,000 | 40,000 | 40,000 | 20,000 | | 40,000 | 220,000 |
| **Total cash** | **390,000** | **100,000** | **110,000** | **120,000** | **120,000** | **100,000** | | **120,000** | **1,060,000** |
| Number of options granted[d] | 26,800 | 6,700 | | 6,700 | 6,700 | 6,700 | 6,700 | 6,700 | 67,000 |
| Value at grant[e] | 381,364 | 95,341 | | 95,341 | 95,341 | 95,341 | 95,341 | 95,341 | 953,410 |
| **Total remuneration** | **771,364** | **195,341** | **110,000** | **215,341** | **215,341** | **195,341** | **95,341** | **215,341** | **2,013,410** |

*a) Joined the Board of Directors on 26 March 2008.*

*b) Retired from the Board of Directors on 26 March 2008*

*c) Represents compensation for additional duties as indicated in the 2006 Annual Report.*

*d) Options vest on 4 March 2010.*

*e) Economic value at grant based on a Black & Scholes model, with no discount applied for the vesting period.*

Payment to Board members for out-of-pocket expenses amounted to CHF 60,000.

### Compensation of the Board member with the highest compensation

The Board member with the highest compensation in 2008 is Dr Jürg Witmer, Chairman of the Board as of 28 April 2005. For compensation details please refer to the detailed table above as well as the complete disclosure of compensation to Board of Directors and Executive Committee members set out in the "Related Parties" section of the 2008 Financial Report.

### Other compensation, fees and loans to members or former members of the Board

No additional compensation or fees were paid to any member of the Board. No Board member had any loan outstanding as of 31 December 2008.

### Special compensation of members of the Board who left the company during the reporting period

No such compensation was incurred during the reporting period.

### Additional Fees and Loans

No additional fees and/or compensation were paid during the reporting period to any member of the Board. None of them had any loan outstanding as per 31 December 2008.

### Ownership of Shares

No shares were allocated to any member of the Board, any member of the Executive Committee or any person closely connected to any of them during the reporting period.

In total, the Chairman and other non-executive Board members including persons closely connected to them held 137,385 Givaudan shares. For further details, please refer to the table on page 62.

As per 31 December 2008, the CEO and other members of the Executive Committee, including persons closely connected to them, held 330 Givaudan shares. For further details, please refer to the table on page 63.

## Ownership of Share Options

Board members and Executive Committee members participate in the Givaudan stock option plan and may receive:

(1) Share options (call warrants). These securities are fully tradable after vesting;

or

(2) Option rights, in jurisdictions where securities laws prevent the offering of Givaudan securities to employees. Option rights are settled in cash and offer recipients economic benefits identical to share options. These rights are not tradable or transferable after the vesting period.

Details about the Givaudan stock option plan are described in the "Share-Based Payments" section of the 2008 Financial Report.

The following table shows the shares held individually by each Board member. In addition, it shows the share options/option rights that were granted during the corresponding periods and are still owned by the members of the Board as per 31 December 2008.

The company is not aware of any ownership of shares, share options/option rights as per 31 December 2008 by persons closely connected to the Board of Directors.

| 2008 | | Share options / Option rights | | | | |
|---|---|---|---|---|---|---|
| *in number* | Shares | Maturity 2009 | Maturity 2010 | Maturity 2011 | Maturity 2012 | Maturity 2013 |
| Jürg Witmer, Chairman | 1,000 | | 33,000 | 20,100 | 26,800 | 26,800 |
| André Hoffmann[a] | 136,170 | 6,000 | 6,000 | 6,700 | 6,700 | 6,700 |
| Dietrich Fuhrmann | 5 | 6,000 | 6,000 | 6,700 | 6,700 | 6,700 |
| Peter Kappeler | 10 | | | 3,000 | 6,700 | 6,700 |
| John Marthinsen | 100 | | 6,000 | 6,700 | 6,700 | 6,700 |
| Nabil Sakkab | | | | | | 6,700 |
| Henner Schierenbeck | 100 | | | 6,700 | 6,700 | 6,700 |
| **Total Board of Directors** | **137,385** | **12,000** | **51,000** | **49,900** | **60,300** | **67,000** |

*a) The following Givaudan derivatives were also held by Mr Hoffmann as per 31 December 2008:*
*– 60,000 OTC call options UBS AG 2008-26.08.2010 SSL GIV (Value no. 4103209)*
*– 70,000 OTC call options UBS AG 2008-20.08.2010 SSL GIV (Value no. 4103156)*

The following table shows the shares held individually by each member of the Executive Committee. In addition, it shows the share options / option rights that were granted during the corresponding periods and are still owned by the members of the Executive Committee as per 31 December 2008.

| 2008 | | Share options / Option rights | | | | |
|---|---|---|---|---|---|---|
| *in number* | Shares | Maturity 2009 | Maturity 2010 | Maturity 2011 | Maturity 2012 | Maturity 2013 |
| Gilles Andrier, CEO | | | | 60,000 | 60,000 | 60,000 |
| Matthias Währen | | | 5,000 | 40,000 | 40,000 | 40,000 |
| Mauricio Graber | 100 | | | 27,500 | 40,000 | 40,000 |
| Michael Carlos | | | 40,000 | 40,000 | 40,000 | 40,000 |
| Joe Fabbri | 210 | 1,500 | 15,000 | 15,000 | 30,000 | 30,000 |
| Adrien Gonckel | 20 | | 20,000 | 30,000 | 30,000 | 30,000 |
| **Total Executive Committee** | **330** | **1,500** | **80,000** | **212,500** | **240,000** | **240,000** |

One person closely connected to a member of the Executive Committee owned 8,000 option rights (2,000 maturing in 2011, 3,000 maturing in 2012 and 3,000 maturing in 2013) as per 31 December 2008.

The company is not aware of any other ownership of shares, share options / option rights as per 31 December 2008 by persons closely connected to members of the Executive Committee.

# GIVAUDAN SECURITIES

Price development of shares since public listing


CHF
1,400
1,200
1,000
800
600
400
200
0
June 8
2000
2001
2002
2003
2004
2005
2006
2007
2008
Givaudan
SMI (rebased)

Givaudan Shares are traded at virt-x, ticker symbol 1064593.

# FINANCIAL REPORT 2008

# TABLE OF CONTENTS

# FINANCIAL REVIEW

| in millions of Swiss francs, except for per share data | Actual | | Pro forma[a,c] |
|---|---|---|---|
| | 2008 | 2007[c] | 2007 |
| Sales | 4,087 | 4,132 | 4,366 |
| Gross profit | 1,862 | 1,941 | 2,057 |
| *as % of sales* | 45.6% | 47.0% | 47.1% |
| EBITDA at comparable basis[b,d] | 842 | 874 | 911 |
| *as % of sales* | 20.6% | 21.2% | 20.9% |
| EBITDA[b] | 765 | 680 | 911 |
| *as % of sales* | 18.7% | 16.5% | 20.9% |
| Operating income at comparable basis[d] | 486 | 530 | 521 |
| *as % of sales* | 11.9% | 12.8% | 11.9% |
| Operating income | 379 | 322 | 521 |
| *as % of sales* | 9.3% | 7.8% | 11.9% |
| Income attributable to equity holders of the parent | 111 | 93 | 235 |
| *as % of sales* | 2.7% | 2.3% | 5.4% |
| Earnings per share – basic (CHF) | 15.61 | 13.12 | 33.15 |
| Earnings per share – diluted (CHF) | 15.50 | 13.06 | 33.00 |
| Operating cash flow | 541 | 532 | |
| *as % of sales* | 13.2% | 12.9% | |

*a) On 2 March 2007 Givaudan acquired 100% control of UK-based Imperial Chemical Industries PLC's fragrances and flavours business. The 2007 income statement key figures shown in the table above are pro forma, derived from the Consolidated Income Statement as if the acquisition had occurred on 1 January 2007.*

*b) EBITDA: Earnings Before Interest (and other financial income (expense), net), Tax, Depreciation and Amortisation. This corresponds to operating income before depreciation, amortisation and impairment of long-lived assets.*

*c) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

*d) Comparable EBITDA and operating income for 2007 and 2008 excludes acquisition related restructuring expenses and non acquisition related expenses (2007 only).*

| in millions of Swiss francs, except for employee data | 31 December 2008 | 31 December 2007[a] |
|---|---|---|
| Total assets | 6,997 | 7,897 |
| Total liabilities | 4,904 | 5,215 |
| Total equity | 2,093 | 2,682 |
| Number of employees | 8,772 | 8,776 |

*a) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

## Foreign exchange rates

*Foreign currency to Swiss francs exchange rates*

| | ISO code | Units | 31 Dec 2008 | Average 2008 | 31 Dec 2007 | Average 2007 | 31 Dec 2006 | Average 2006 |
|---|---|---|---|---|---|---|---|---|
| Dollar | USD | 1 | 1.07 | 1.08 | 1.14 | 1.20 | 1.22 | 1.25 |
| Euro | EUR | 1 | 1.49 | 1.59 | 1.66 | 1.64 | 1.61 | 1.57 |
| Pound | GBP | 1 | 1.56 | 2.00 | 2.25 | 2.40 | 2.39 | 2.31 |
| Yen | JPY | 100 | 1.18 | 1.05 | 1.02 | 1.02 | 1.02 | 1.08 |

## Sales

Sales totalled CHF 4,087 million, an increase of 6.7% in local currencies and a decrease of 1.1% in Swiss francs compared to the previous year. On a pro forma basis, and, excluding the impact of the ongoing portfolio streamlining, sales increased by 2.5% in local currencies. Including this effect, sales on a pro forma basis increased by 1.0% in local currencies and decreased by 6.4% in Swiss francs.

The Fragrance Division sales were CHF 1,898 million, an increase of 7.9% in local currencies and a decrease of 0.1% in Swiss francs versus 2007. On a pro forma basis, and, excluding the impact of discontinued ingredients, sales grew by 1.7% in local currencies and decreased 6.1% in Swiss francs.

Sales of the Flavour Division were CHF 2,189 million, an increase of 5.8% in local currencies and a decrease of 2.0% in Swiss francs compared to the previous year. On a pro forma basis, and, excluding the streamlining of commodity ingredients and the St. Louis divestment, sales increased by 3.1% in local currencies.

## Operating Performance

### Gross Margin

The gross profit margin on a pro forma basis declined from 47.1% to 45.6% as a result of exceptional increases in raw material, energy and transportation costs. Although basic commodity and energy prices fell towards the end of 2008, the impact of this on Givaudan input costs will only be felt once these reductions work through the global supply chain.

### Earnings before Interest, Tax, Depreciation and Amortisation

The EBITDA increased to CHF 765 million in 2008 from CHF 680 million in 2007, an increase of 12.5%.

The EBITDA margin, on a comparable basis, was 20.6% in 2008, compared to 20.9% in pro forma terms reported last year. The incremental integration savings of CHF 90 million in 2008 partially compensated for the continued pressure on the gross profit margin. On a comparable basis, the EBITDA was CHF 842 million in 2008, below the CHF 911 million in pro forma terms reported last year, mainly as a result of exchange rate developments. When measured in local currency terms, the EBITDA on a comparable pro forma basis decreased by 1.2%.

### Operating Income

The operating income increased to CHF 379 million from CHF 322 million last year, an increase of 17.7%. The operating margin, on a comparable basis, was flat at 11.9% in 2008 versus 2007. On a comparable basis, the operating income was CHF 486 million in 2008, below the CHF 521 million in pro forma terms reported last year, mainly as a result of exchange rate developments. When measured in local currency terms, the operating income on a comparable pro forma basis increased by 3.5%.

## Financial Performance

Financing costs were CHF 153 million in 2008, up by CHF 12 million from 2007. This was primarily due to the Group taking a full twelve month charge on the debt incurred in the Quest International acquisition. Other financial expense, net of income was CHF 71 million in 2008, versus CHF 16 million in 2007. In 2008 Givaudan incurred significant hedging costs as well as some exchange rate losses as a result of extreme currency volatility.

The Group's income taxes as a percentage of income before taxes were 28% in 2008, versus 43% in 2007. In 2007 a one time, non cash tax adjustment of CHF 28 million impacted the income tax rate, excluding this adjustment the income tax rate would have been 26%. This increase in the underlying tax rate was as a result of certain integration related activities in various tax jurisdictions.

## Net Income

In actual terms, the net income increased by 19.4% from CHF 93 million in 2007 to CHF 111 million in 2008. This represents 2.7% as a percentage of sales in 2008, versus 2.3% in 2007.

Basic earnings per share increased to CHF 15.61 in 2008 from CHF 13.12 in the previous year.

### Cash Flow

Givaudan delivered an operating cash flow of CHF 541 million, up CHF 9 million on 2007. Total net investments in property, plant and equipment were CHF 194 million, flat versus 2007, mainly driven by investments to integrate the Quest business. The company completed the investment in the Consumer Products Creation Centre in the USA, and acquired a previously leased facility in Paris, France. Intangible asset additions were CHF 76 million in 2008, a significant portion of this investment being in the company's ERP project, based on SAP. Implementation was completed in three countries, France, Switzerland and Germany, covering 35% of expected final end users. Operating cash flow after investments was CHF 271 million in 2008.

During 2008 Givaudan returned CHF 139 million in cash to its shareholders in the form of a dividend.

### Balance Sheet

The Givaudan balance sheet remains solid. At the end of 2008, the leverage ratio, defined as net debt divided by total equity plus debt, increased to 46% in 2008 compared to 43% in 2007. In this calculation the mandatory convertible securities are defined as equity equivalent. This was as a direct consequence of significant cumulative currency translation differences deriving from our foreign operations.

Cash flow management during 2008 allowed the company to reduce its net debt from CHF 2,621 million in 2007 to CHF 2,438 million in 2008.

### Dividend

The Board of Directors will recommend to the Annual General Meeting on 26 March 2009 to make a distribution to the shareholders in the aggregate amount of approximately CHF 20.00 per share. The distribution will consist of a cash dividend of CHF 10.00 and the issue of one shareholder's warrant per share. A certain number of warrants (ratio to be determined) will give the right to receive one share of Givaudan SA by paying the strike price, which shall be not less than 50% of the prevailing share price at the time of the issue of the warrant. The warrants will be traded at the SIX Swiss Exchange for a limited period of time. Further information will be provided together with the invitation to the Annual General Meeting.

# CONSOLIDATED FINANCIAL STATEMENTS

## Consolidated Income Statement for the Year Ended 31 December

| *in millions of Swiss francs, except for per share data* | Note | 2008 | 2007[a] |
|---|---|---|---|
| Sales | 5 | 4,087 | 4,132 |
| Cost of sales | | (2,225) | (2,191) |
| **Gross profit** | | **1,862** | **1,941** |
| *as % of sales* | | *45.6%* | *47.0%* |
| Marketing and distribution expenses | | (633) | (642) |
| Research and product development expenses | | (344) | (371) |
| Administration expenses | | (135) | (138) |
| Amortisation of intangible assets | 20 | (232) | (224) |
| Share of loss of jointly controlled entities | 12 | (1) | - |
| Other operating income | 8 | 12 | 10 |
| Other operating expense | 9 | (150) | (254) |
| **Operating income** | | **379** | **322** |
| *as % of sales* | | *9.3%* | *7.8%* |
| Financing costs | 10 | (153) | (141) |
| Other financial income (expense), net | 11 | (71) | (16) |
| **Income before taxes** | | **155** | **165** |
| Income taxes | 13 | (43) | (71) |
| **Income for the period** | | **112** | **94** |
| ***Attribution*** | | | |
| Income attributable to minority interests | 14 | 1 | 1 |
| Income attributable to equity holders of the parent | | 111 | 93 |
| *as % of sales* | | *2.7%* | *2.3%* |
| Earnings per share – basic (CHF) | 15 | 15.61 | 13.12 |
| Earnings per share – diluted (CHF) | 15 | 15.50 | 13.06 |

*The notes on pages 75 to 114 form an integral part of this financial report.*

*a) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

## Consolidated Balance Sheet as at 31 December

| *in millions of Swiss francs* | Note | 2008 | 2007[a] |
|---|---|---|---|
| Cash and cash equivalents | 3 | 419 | 359 |
| Derivative financial instruments | 3, 22 | 121 | 25 |
| Derivatives on own equity instruments | 24 | 14 | 39 |
| Available-for-sale financial assets | 3, 16 | 91 | 159 |
| Accounts receivable – trade | 3, 17 | 664 | 748 |
| Inventories | 18 | 755 | 780 |
| Current income tax assets | 13 | 33 | 19 |
| Other current assets | 3 | 83 | 113 |
| **Current assets** | | **2,180** | **2,242** |
| Property, plant and equipment | 19 | 1,486 | 1,588 |
| Intangible assets | 20 | 3,083 | 3,675 |
| Deferred income tax assets | 13 | 59 | 157 |
| Assets for post-employment benefits | 6 | 39 | 21 |
| Jointly controlled entities | 12 | 8 | 9 |
| Other long-term assets | 3, 16 | 142 | 205 |
| **Non-current assets** | | **4,817** | **5,655** |
| **Total assets** | | **6,997** | **7,897** |
| Short-term debt | 21 | 282 | 228 |
| Derivative financial instruments | 3, 22 | 153 | 4 |
| Accounts payable – trade and others | | 331 | 381 |
| Accrued payroll & payroll taxes | | 108 | 135 |
| Current income tax liabilities | 13 | 50 | 57 |
| Financial liability: own equity instruments | 24 | 30 | 15 |
| Provisions | 23 | 31 | 41 |
| Other current liabilities | | 124 | 152 |
| **Current liabilities** | | **1,109** | **1,013** |
| Long-term debt | 21 | 3,319 | 3,491 |
| Provisions | 23 | 92 | 91 |
| Liabilities for post-employment benefits | 6 | 153 | 227 |
| Deferred income tax liabilities | 13 | 179 | 316 |
| Other non-current liabilities | | 52 | 77 |
| **Non-current liabilities** | | **3,795** | **4,202** |
| **Total liabilities** | | **4,904** | **5,215** |
| Share capital | 25 | 73 | 73 |
| Retained earnings and reserves | 25 | 3,153 | 3,181 |
| Hedging reserve | 25 | (51) | 9 |
| Own equity instruments | 24, 25 | (157) | (178) |
| Fair value reserve for available-for-sale financial assets | | (28) | 18 |
| Cumulative translation differences | | (903) | (428) |
| **Equity attributable to equity holders of the parent** | | **2,087** | **2,675** |
| Minority interests | 14 | 6 | 7 |
| **Total equity** | | **2,093** | **2,682** |
| **Total liabilities and equity** | | **6,997** | **7,897** |

*The notes on pages 75 to 114 form an integral part of this financial report.*

*a) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

## Consolidated Statement of Changes in Equity for the Year Ended 31 December

| 2008<br>*in millions of Swiss francs* | Note | Share Capital | Restricted retained earnings and reserves | Unrestricted retained earnings and reserves | Own equity instruments | Hedging reserve | Fair value reserve for available-for-sale financial assets | Currency translation differences | Equity attributable to equity holders of the parent | Minority interests | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Note | | 25 | 25 | 25 | 24, 25 | | | | | 14 | |
| **Balance as at 1 January[a]** | | **73** | **325** | **2,856** | **(178)** | **9** | **18** | **(428)** | **2,675** | **7** | **2,682** |
| ***Available-for-sale financial assets*** | | | | | | | | | | | |
| Movement on fair value for available-for-sale financial assets, net | | | | | | | (53) | | (53) | | (53) |
| Movement on deferred taxes on fair value adjustments | 13 | | | | | | - | | - | | - |
| (Gain) loss on available-for-sale financial assets removed from equity and recognised in the consolidated income statement | 11 | | | | | | 7 | | 7 | | 7 |
| ***Cash flow hedges*** | | | | | | | | | | | |
| Fair value adjustments in year | | | | | | (59) | | | (59) | | (59) |
| Remove from equity to the income statement (financing costs) | | | | | | (1) | | | (1) | | (1) |
| Change in currency translation | | | | | | | | (475) | (475) | (2) | (477) |
| **Income and expense recognised directly in equity** | | | | | | **(60)** | **(46)** | **(475)** | **(581)** | **(2)** | **(583)** |
| **Net income** | | | | **111** | | | | | **111** | **1** | **112** |
| **Total recognised income and expense for the year** | | | | **111** | | **(60)** | **(46)** | **(475)** | **(470)** | **(1)** | **(471)** |
| Cancellation of shares | 25 | | | | | | | | | | |
| Capital increase from conditional capital | 25 | | | | | | | | | | |
| Dividends paid | 25 | | | (139) | | | | | (139) | | (139) |
| Transfer from restricted reserve | | | (14) | 14 | | | | | | | |
| Movement on own equity instruments, net | | | | | 21 | | | | 21 | | 21 |
| **Net change in other equity items** | | | **(14)** | **(125)** | **21** | | | | **(118)** | | **(118)** |
| **Balance as at 31 December** | | **73** | **311** | **2,842** | **(157)** | **(51)** | **(28)** | **(903)** | **2,087** | **6** | **2,093** |

*The notes on pages 75 to 114 form an integral part of this financial report.*

*a) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

| 2007<br><br>*in millions of Swiss francs* | Note | Share Capital | Restricted retained earnings and reserves | Unrestricted retained earnings and reserves | Own equity instruments | Hedging reserve | Fair value reserve for available-for-sale financial assets | Currency translation differences | Equity attributable to equity holders of the parent | Minority interests | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Note | | 25 | 25 | 25 | 24, 25 | | | | | 14 | |
| **Balance as at 1 January** | | 72 | 280 | 2,900 | (136) | 52 | 19 | (394) | 2,793 | 3 | 2,796 |
| ***Available-for-sale financial assets*** | | | | | | | | | | | |
| Movement on fair value for available-for-sale financial assets, net | | | | | | | (1) | | (1) | | (1) |
| Movement on deferred taxes on fair value adjustments | 13 | | | | | | 1 | | 1 | | 1 |
| (Gain) loss on available-for-sale financial assets removed from equity and recognised in the consolidated income statement | 11 | | | | | | (1) | | (1) | | (1) |
| ***Cash flow hedges*** | | | | | | | | | | | |
| Fair value adjustments in year | | | | | | (6) | | | (6) | | (6) |
| Transfer to investments in Quest International | | | | | | (37) | | | (37) | | (37) |
| Removed from equity to the income statement (financing costs) | | | | | | - | | | - | | - |
| Minority interests arising on business combination | 14 | | | | | | | | | 3 | 3 |
| Change in currency translation | | | | | | | | (34) | (34) | | (34) |
| **Income and expense recognised directly in equity** | | | | | | (43) | (1) | (34) | (78) | 3 | (75) |
| **Net income** | | | | 93 | | | | | 93 | 1 | 94 |
| **Total recognised income and expense for the year** | | | | 93 | | (43) | (1) | (34) | 15 | 4 | 19 |
| Cancellation of shares | 25 | | | | | | | | | | |
| Capital increase from conditional capital | 25 | 1 | 42 | | (43) | | | | | | |
| Dividends paid | 25 | | | (134) | | | | | (134) | | (134) |
| Transfer from restricted reserve | | | 3 | (3) | | | | | | | |
| Movement on own equity instruments, net | | | | | 1 | | | | 1 | | 1 |
| **Net change in other equity items** | | 1 | 45 | (137) | (42) | | | | (133) | | (133) |
| **Balance as at 31 December**[a] | | 73 | 325 | 2,856 | (178) | 9 | 18 | (428) | 2,675 | 7 | 2,682 |

*The notes on pages 75 to 114 form an integral part of this financial report.*

*a) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

## Consolidated Cash Flow Statement for the Year Ended 31 December

| *in millions of Swiss francs* | Note | 2008 | 2007 |
|---|---|---|---|
| Income for the period | | 112 | 94 |
| Income tax expense | 13 | 43 | 71 |
| Interest expense | 10 | 118 | 121 |
| Non-operating income and expenses | | 106 | 36 |
| **Operating income** | | **379** | **322** |
| Depreciation of property, plant and equipment | 19 | 123 | 120 |
| Amortisation of intangible assets | 20 | 232 | 224 |
| Impairment of long lived assets | 19 | 31 | 14 |
| Other non-cash items | | 2 | 75 |
| **Adjustments for non-cash items** | | **388** | **433** |
| (Increase) decrease in inventories | | (60) | (65) |
| (Increase) decrease in accounts receivable | | (12) | (18) |
| (Increase) decrease in other current assets | | 22 | 5 |
| Increase (decrease) in accounts payable | | 28 | 18 |
| Increase (decrease) in other current liabilities | | (26) | (18) |
| **(Increase) decrease in working capital** | | **(48)** | **(78)** |
| **Income taxes paid** | | **(104)** | **(97)** |
| **Other operating cash flows, net** | | **(74)** | **(48)** |
| **Cash flows from (for) operating activities** | | **541** | **532** |
| Increase (decrease) in long-term debt | | (151) | 2,547 |
| Increase (decrease) in short-term debt | | 64 | 41 |
| Interest paid | | (131) | (124) |
| Dividends paid | 25 | (139) | (134) |
| Purchase and sale of own equity instruments, net | | 27 | 20 |
| Others, net | | (28) | (1) |
| **Cash flows from (for) financing activities** | | **(358)** | **2,349** |
| Acquisition of property, plant and equipment | 19 | (194) | (194) |
| Acquisition of intangible assets | 20 | (76) | (58) |
| Acquisition of subsidiary, net of cash acquired | 4 | 53 | (2,815) |
| Disposal of subsidiary, net of cash disposed | | 16 | - |
| Proceeds from the disposal of property, plant and equipment | 19 | 5 | 1 |
| Interest received | | 5 | 7 |
| Dividends received | | - | 1 |
| Purchase and sale of available-for-sale financial assets, net | | (86) | 112 |
| Purchase and sale of derivative financial instruments, net | | 171 | 14 |
| Others, net | | 2 | (40) |
| **Cash flows from (for) investing activities** | | **(104)** | **(2,972)** |
| **Net increase (decrease) in cash and cash equivalents** | | **79** | **(91)** |
| Net effect of currency translation on cash and cash equivalents | | (19) | 26 |
| Cash and cash equivalents at the beginning of the period | | 359 | 424 |
| **Cash and cash equivalents at the end of the period** | | **419** | **359** |

*The notes on pages 75 to 114 form an integral part of financial report.*

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## 1. Group organisation

Givaudan SA and its subsidiaries (hereafter "the Group") operate under the name Givaudan. Givaudan SA is a limited liability company incorporated and domiciled in Switzerland. The Group is headquartered in Vernier, near Geneva, Switzerland.

Givaudan is a leading supplier of creative fragrance and flavour products to the consumer goods industry. It operates in over 100 countries and has subsidiaries and branches in more than 40 countries. Worldwide, it employs over 8,700 people. A list of the principal Group companies is shown in Note 29 to the consolidated financial statements.

The Group is listed on the SIX Swiss Exchange (GIVN).

## 2. Summary of significant accounting policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

### 2.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and with Swiss law. They are prepared under the historical cost convention as modified by the revaluation of available-for-sale financial assets, trading financial instruments and on own equity instruments classified as derivatives.

Givaudan SA's Board of Directors approved these consolidated financial statements on 13 February 2009.

Critical accounting estimates and judgments
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. It also requires management to exercise its judgment in the process of applying the Group's accounting policies.

*a) Critical accounting estimates and assumptions*
The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are for the most part related to:
1) the impairment of goodwill requiring estimations of the value in use of the cash-generating units to which goodwill is allocated (see Note 20),
2) the calculation of the present value of defined benefit obligations requiring financial and demographic assumptions (see Note 6),
3) the determination and provision for income taxes requiring estimated calculations for which the ultimate tax determination is uncertain (see Note 13), and
4) the provisions requiring assumptions to determine reliable best estimates (see Note 23).

If, in the future, estimates and assumptions, which are based on management's best judgement at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

*b) Critical judgment in applying the entity's accounting policies*
In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimates, which have the most significant effect on the amounts recognised in the consolidated financial statements:

- *Insurance reimbursement:* in 2006 the Group achieved a full and final out of court settlement with 51 plaintiffs involved in the butter flavour litigation. The Group has determined that amounts to be received from the insurers are highly probable and meets the criterion of an asset.

- *Enterprise Resource Planning business transformation:* in 2006 the Group initiated a project to implement a new ERP system to deploy worldwide best in class business processes and implement a harmonised set of data. The project will lead to a business transformation, changing the way the business is currently run in the areas of Finance, Supply Chain and Compliance. The Group has determined that this ERP business transformation will provide future economic benefits to the Group and meets the criterion of an intangible asset (see Note 20). The amount recognised in intangible assets is CHF 151 million (2007: CHF 78 million).

Standards, amendments and interpretations effective in 2008
In the preparation of these consolidated financial statements, the Group applied the same accounting principles and policies as applied in the 2007 annual financial report.

As a result of a change in the underlying transactions of a foreign subsidiary, the Group has changed the functional currency designation of this subsidiary from Euro to Swiss francs. At 1 January 2008, this subsidiary held in total CHF 849 million of goodwill and process-oriented technology intangible assets from the Quest acquisition. The change is effective prospectively as from 1 January 2008.

The following amendments are mandatory for accounting periods from 1 July 2008. The Group does not intend to subsequently reclassify non-derivative financial assets:

- Reclassification of Financial Assets. Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures, Reclassification of Financial Assets

The following interpretation is mandatory for accounting periods beginning on 1 January 2008 but has no significant impact to the Group's annual consolidated financial statements:

- IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The following interpretations are mandatory for accounting periods beginning on 1 January 2008 but are not relevant to the Group's annual consolidated financial statements:

- IFRIC 11 IFRS 2 Group and Treasury Share Transaction
- IFRIC 12 Service Concession Arrangement

IFRS and IFRIC issued but not yet effective
New and revised standards and interpretations, issued but not yet effective, have been reviewed to identify the nature of the future changes in accounting policy and to estimate the effect of any necessary changes in the consolidated income statement and financial position upon their adoption.

a) *Issued and effective for 2009*
- IAS 23 (revised) Borrowing Costs
- IFRS 8 Operating Segments
- Amendments to IAS 1 Presentation of Financial Statements
- Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations
- Amendments to IFRS 1 First time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements
- Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation
- Improvements to IFRSs

The Group will apply these standards from 1 January 2009.

IAS 23 (revised) requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the costs of that asset. The accounting policy of immediately expensing those borrowing costs will be removed as from 1 January 2009. This would not have had an impact in 2008 to the Group as there were no qualifying assets.

IFRS 8 replaces IAS 14 Segment Reporting and requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. Following a review of IFRS 8, the company has reached the conclusion that the current segmentation reporting reflects the management approach, and as such, adoption of IFRS 8 will not have a significant impact on financial disclosures. In addition, entity-wide disclosures such as financial information about major customers will be disclosed in the 2009 consolidated financial statements with comparative information.

Amendments to IAS 1 prohibit the presentation of items of income and expense – that is "non-owner changes in equity" – in the statement of changes in equity, requiring "non-owner changes in equity" to be presented separately from owner changes in equity. The performance statement will be presented in two statements – the income statement and the statement of comprehensive income – with comparative information.

Amendments to IFRS 2 clarify that vesting conditions are service conditions and performance conditions. These have no impact on the share-based payments plans established by the Group.

Amendments to IFRS 1 and IAS 27 allow first-time adopters to use a deemed cost to measure the initial cost of investments in the separate financial statements and removes the definition of the cost method from IAS 27 by replacing it with a new requirement. The amendments will not have any impact on the Group's consolidated financial statements.

Amendments to IAS 32 and IAS 1 require an entity to classify puttable financial instruments and instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity. These amendments have no impact on the Group's consolidated financial statements.

Improvements to IFRSs are set out in two parts and relate to a number of standards. Part I contains amendments that result in accounting changes for presentation, recognition or measurement purposes. This relates to IAS 1 Presentation of Financial Statements, IAS 16 Property, Plant and Equipment, IAS 19 Employee Benefits, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, IAS 23 Borrowing Costs, IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures, IAS 29 Financial Reporting in Hyperinflationary Economies, IAS 36 Impairment of Assets, IAS 38 Intangible Assets, IAS 39 Financial Instruments: Recognition and Measurement, IAS 40 Investment Property and IAS 41 Agriculture. Part II contains amendments to terminology or editorial changes only. This relates to IFRS 7 Financial Instruments: Disclosures, IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, IAS 10 Events after the Reporting Period, IAS 18 Revenue, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, IAS 29 Financial Reporting in Hyperinflationary Economies, IAS 34 Interim Financial Reporting, IAS 40 Investment Property, and IAS 41 Agriculture. The Group does not expect this part to have an impact on its consolidated financial statements.

The following interpretations are mandatory for accounting periods beginning on 1 January 2009:

- IFRIC 13 Customer Loyalty Programmes
- IFRIC 15 Agreements for constructions of real estates
- IFRIC 16 Hedges of a net investment in a foreign operation

The Group will apply these interpretations from 1 January 2009. They are not expected to have any impact on the Group's consolidated financial statements.

*b) Issued and effective for 2010*

- IFRS 3 Business Combinations
- Amendments to IAS 27 Consolidated and Separate Financial Statements
- Amendment to IAS 39 Financial Instruments Recognition and Measurement, Eligible Hedged Items
- Improvements to IFRSs

IFRS 3 continues to apply the acquisition method to business combinations, with some significant changes. The Group will apply this standard prospectively to all future business combinations.

Amendments to IAS 27 requires the effects of all transactions with a non-controlling interest (minority interest) to be recognised in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. The Group will apply these amendments prospectively to transactions with non-controlling interests.

Amendment to IAS 39 clarifies whether a hedged risk or portion of cash flows is eligible for hedge accounting. The Group will apply these amendments prospectively to relevant hedging relationships.

Improvements to IFRSs are set out in two parts and relate to many standards. Part I contains amendments that result in accounting changes for presentation, recognition or measurement purposes. This relates to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Part II contains amendments that are terminology or editorial changes only. There are no improvements of part II with an effective date in 2010. The Group has not yet evaluated the impact on its consolidated financial statements.

The following interpretation is mandatory for accounting periods beginning on 1 January 2010:

- IFRIC 17 Distributions of Non-cash Assets to Owners

The Group will apply this interpretation from 1 January 2010. It is not expected to have any impact on the Group's consolidated financial statements.

### 2.2 Consolidation

The subsidiaries that are consolidated are those companies controlled, directly or indirectly, by Givaudan SA, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Thus, control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital. Companies acquired during the year are consolidated from the date on which operating control is transferred to the Group, and subsidiaries to be divested are included up to the date on which control passes to the acquirer.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets acquired, shares issued and liabilities undertaken or assumed at the date of acquisition, plus any costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest and except for non-current assets (or disposal groups) that are classified as held for sale (see Note 2.17). The excess of the cost of acquisition over the fair value of the Group's share of net assets of the subsidiary acquired is recognised as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquired subsidiary, a reassessment of the net identifiable assets and the measurement of the cost is made, and then any excess remaining after the reassessment is recognised immediately in the consolidated income statement.

Accounting policies of subsidiaries acquired have been changed where necessary to ensure consistency with the policies adopted by the Group.

Balances and income and expenses resulting from inter-company transactions are eliminated.

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group and are recorded in the consolidated income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

### 2.3 Interest in a joint venture

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control, which exists when the strategic, financial and operating decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control.

Where the Group has an interest in a joint venture which is a jointly controlled entity, the Group recognises its interest using the equity method of consolidation until the date on which the Group ceases to have joint control over the joint venture. Adjustments are made where necessary to bring the accounting policies in line with those adopted by the Group. Unrealised gains and losses on transactions between the Group and a jointly controlled entity are eliminated to the extent of the Group's interest in the joint venture.

### 2.4 Foreign currency valuation

Items included in the financial statements of each entity in the Group are measured using the functional currency of that entity. The functional currency is normally the one in which the entity primarily generates and expends cash. The consolidated financial statements are presented in millions of Swiss francs (CHF), the Swiss franc being the Group's presentation currency.

Assets and liabilities of Group companies reporting in currencies other than Swiss francs (foreign operations) are translated into Swiss francs using year-end rates of exchange. Sales, costs, expenses, net income and cash flows of Group companies are translated at the average rate of exchange for the year when it is considered a reasonable approximation of the underlying transaction rate. Translation differences due to the changes in rates of exchange between the beginning and the end of the year and the difference between net income translated at the average year and year-end rates of exchange are taken directly to equity.

On the divestment of a foreign operation, the cumulative currency translation differences relating to that foreign operation are recognised in the consolidated income statement as part of the gain or loss on divestment.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions, or using a rate that approximates the exchange rates on the dates of the transactions. Exchange gains and losses arising in Group companies from the translation into their local functional currency of their financial assets and liabilities denominated in foreign currencies and from the settlement of foreign currency transactions are included in other financial income (expense), net.

### 2.5 Segment reporting

Business segments are determined as those segments that provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments are determined as those segments that provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments. Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

### 2.6 Sales

Sales represent amounts received and receivable for goods supplied and services rendered to customers after deducting volume discounts and sales taxes. Sales are recognised when significant risks and rewards of ownership of the goods are transferred to the buyer, which is generally upon shipment.

### 2.7 Research and product development costs

The Group is active in research and in formulas, technologies and product developments. In addition to its internal scientific efforts, the Group collaborates with outside partners.

Internal research and formulas, technologies and product development costs are recognised as expenses as incurred since, in the opinion of management, the criteria for their recognition as an asset are not met.

Research and development obtained through agreements with outside partners, or separate purchases, are capitalised as intangible assets only when there is an identifiable asset that will generate probable economic benefits and when the cost can be measured reliably.

### 2.8 Employee benefit costs

Wages, salaries, social security contributions, annual leave and paid sick leave, bonuses and non-monetary benefits are expensed in the year in which the associated services are rendered by the Group's employees.

Pension obligations

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, principally dependent on an employee's years of service and remuneration at retirement. Plans are usually funded by payments from the Group and employees to financially independent trusts. The liability recognised in the balance sheet is the aggregate of the present value of the defined benefits obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains and losses, and past service costs not yet recognised. If the aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognised net actuarial losses and past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. The present value of the defined benefits obligation and the related current service cost are calculated annually by independent actuaries using the projected unit credit method. This reflects the discounted expected future payment required to settle the obligation resulting from employee service in the current and prior periods. The future cash outflows incorporate actuarial assumptions primarily regarding the projected rates of remuneration growth, long-term expected rates of return on plan assets, and long-term indexation rates. Discount rates, used to determine the present value of the defined benefit obligation, are based on the market yields of high-quality corporate bonds in the country concerned. A portion, representing 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, of the differences between assumptions and actual experiences, as well as the effects of changes in actuarial assumptions are recognised over the estimated average remaining working lives of employees.

Where a plan is unfunded, a liability is recognised in the balance sheet. A portion, representing 10% of the present value of the defined benefit obligation, of the differences between assumptions and actual experiences, as well as the effects of changes in actuarial assumptions are recognised over the estimated average remaining working lives of employees. Past service costs are amortised over the average period until the benefits become vested. Pension assets and liabilities in different defined benefit schemes are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into publicly or privately administrated funds. The Group has no further payment obligations once the contributions have been made. The contributions are charged to the consolidated income statement in the year to which they relate.

Other post-retirement obligations

Some Group companies provide certain post-retirement healthcare and life insurance benefits to their retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and completing a minimum service period. The expected costs of these benefits are accrued over the periods in which employees render service to the Group.

### 2.9 Share-based payments

The Group has established share option plans and a performance share plan to align the long-term interests of key executives and members of the Board of Directors with the interests of the shareholders. Key executives are awarded a portion of their performance-related compensation either in equity-settled or cash-settled share-based payment transactions. The costs are recorded in each relevant functions part of the employees' remuneration as personnel expenses with a corresponding entry in equity in own equity instruments for equity-settled share-based payment transactions and in the balance sheet as accrued payroll & payroll taxes for the cash-settled share-based payment transactions.

*Share options plans*

The *equity-settled share-based payment transactions* are established with call options which have Givaudan registered shares as underlying securities. Call options are set generally with a vesting period of two or three years, during which the options cannot be exercised or transferred. The Group has at its disposal either treasury shares or conditional share capital when the options are exercised. The cost of equity-settled instruments to be expensed, together with a corresponding increase in equity over the vesting period, is determined by reference to the market value of the options granted at the date of the grant. Non-market vesting conditions are included in the assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation.

The *cash-settled share-based payment transactions* are established with options right units which provide a right to an executive to participate in the value development of Givaudan call options. Options right units, which can only be settled in cash, are set generally with a vesting period of two or three years, during which the right cannot be exercised. The liability of the cash-settled instruments, together with a corresponding adjustment in expenses is measured during the vesting period using market values.

*Performance share plan*

With the performance share plan, key executives are awarded a portion of their performance-related compensation in equity-settled share-based payment transactions. The *equity-settled share-based payment* transactions are established with Givaudan registered shares and a vesting period of five years. The Group has at its disposal either treasury shares or conditional share capital. The cost of equity-settled instruments is expensed over the vesting period, together with a corresponding increase in equity, and is determined by reference to the fair value of the shares expected to be granted at the date of vesting. Performance conditions are included in the assumptions in which the number of shares varies. No market conditions are involved. The fair value is determined as the market price at grant date reduced by the present value of dividends expected to be paid during the vesting period, as participants are not entitled to receive dividends during the vesting period. At each balance sheet date, the Group revises its estimates of the number of shares that are expected to be delivered. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation.

### 2.10 Taxation

Income taxes include all taxes based upon the taxable profits of the Group, including withholding taxes payable on the distribution of retained earnings within the Group. Other taxes not based on income, such as property and capital taxes, are included either in operating expenses or in financial expenses according to their nature.

Deferred income taxes are provided based on the full liability method, under which deferred tax consequences are recognised for temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance date. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets relating to the carry-forward of unused tax losses are recognised to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilised.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a legally enforceable right to offset them.

### 2.11 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and time and call and current balances with banks and similar institutions. Cash equivalents are held for the purpose of meeting short-term cash commitments (maturity of 3 months or less from the date of acquisition) and are subject to an insignificant risk of changes in value.

### 2.12 Financial assets

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, held-to maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at inception. All regular way purchases and sales of financial assets are recognised at the settlement date i.e. the date that the asset is delivered to or by the Group. Financial assets are classified as current assets, unless they are expected to be realised beyond twelve months of the balance sheet date. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Information on financial risk management of the Group is described in the Note 3.2. Detailed disclosures can be found in Note 16 to the consolidated financial statements.

Dividends and interest earned are included in the line other financial income (expense), net.

*a) Financial assets at fair value through profit or loss*

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired for the purpose of selling in the near term. Derivatives are classified as held for trading unless they are designated and effective hedging instruments. When initially recognised, they are measured at fair value, and transaction costs are expensed in the consolidated income statement. Gains or losses on held for trading investments are recognised in the consolidated income statement.

*b) Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortised cost using the effective interest method. Gains or losses on loans and receivables are recognised in the consolidated income statement when derecognised, impaired, or through the amortisation process. Loans and receivables are classified as other current assets and accounts receivable – trade (see Note 2.14) in the balance sheet.

*c) Held-to-maturity investments*

Debt securities with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. These investments are measured at amortised cost using the effective interest method, less any impairment losses. Gains or losses on held-to-maturity investments are recognised in the consolidated income statement when derecognised, impaired, or through the amortisation process.

*d) Available-for-sale financial assets*

Available-for-sale financial assets are non-derivative financial assets that are designated as such or not classified in any of the other categories. They are initially measured at fair value, including directly attributable transaction costs. At the end of each period, the book value is adjusted to the fair value with a corresponding entry in a separate component of equity until the investment is derecognised or determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the consolidated income statement. When denominated in a foreign currency, any monetary item is adjusted for the effect of any change in exchange rates with the unrealised gain or loss recognised in the consolidated income statement.

For quoted equity instruments, the fair value is the market value, being calculated by reference to share exchange quoted selling prices at close of business on the balance sheet date. Non-quoted financial assets are revalued at fair value based on observable market transactions or if not available based on prices given by reputable financial institutions or on the price of the latest transaction.

In management's opinion an available-for-sale instrument is impaired when there is objective evidence that the estimated future recoverable amount is less than the carrying amount and when its market value is 20% or more below its original cost for a six-month period. When an impairment loss has previously been recognised, further declines in value are recognised as an impairment loss in the consolidated income statement. The charge is recognised in other financial income (expense), net. Impairment losses recognised on equity instruments are not reversed in the consolidated income statement. Impairment losses recognised on debt instruments are reversed through the consolidated income statement if the increase of the fair value of available-for-sale debt instrument objectively relates to an event occurring after the impairment charge.

**2.13 Derivative financial instruments and hedging activities**

Most derivative instruments are entered into to provide economic hedges. They are initially recognised at fair value on the date a derivative contract is entered into and are subsequently measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either hedges of the fair value of recognised items (fair value hedge), or hedges of a particular risk associated with highly probable forecast transactions (cash flow hedge).

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, as to whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Information on financial risk management within the Group is described in Note 3.2. Movements on the hedging reserve in shareholders' equity are shown in the statement of changes in equity. The fair value of a hedging derivative is classified as a current asset or current liability unless the maturity of the hedge item is expected to be more than twelve months from the balance sheet date.

*a) Fair value hedge*

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the consolidated income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

For fair value hedges relating to items carried at amortised cost, for which the effective interest method is used, the adjustment to carrying value is amortised to the consolidated income statement over the time to maturity.

The Group discontinues fair value hedge accounting if the hedging instrument expires, is sold, terminated, exercised, no longer meets the criteria for hedge accounting, or designation is revoked.

*b) Cash flow hedge*

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity, while the gain or loss relating to the ineffective portion is immediately recognised in other financial income (expense), net in the consolidated income statement.

Amounts taken to equity are transferred to the consolidated income statement when the hedged transaction affects profit or loss, such as when hedged financial income (expense), net is recognised or when a forecast sale or purchase occurs. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

When the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the ultimate forecast transaction occurs. If the forecast transaction is no longer expected to occur, any cumulative gain or loss existing in equity is immediately taken to the consolidated income statement.

*c) Derivatives at fair value through profit or loss*

Certain derivative instruments do not qualify for hedge accounting and are accounted for at fair value through profit or loss. At each balance sheet date, these derivative instruments are valued at fair value based on quoted market prices, with the unrealised gain or loss recognised in the consolidated income statement. They are derecognised when the Group has lost control of the contractual rights of the derivatives, at which time a realised gain or loss is recognised in the consolidated income statement.

*d) Embedded derivatives*

Derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and when the host contract is not carried at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are immediately recognised in the consolidated income statement.

### 2.14 Accounts receivable – trade

Trade receivables are carried at amortised cost. A provision for impairment is made for doubtful receivables during the year in which they are identified based on a periodic review of all outstanding amounts. Any charges for impairment are recognised within marketing and distribution expenses of the consolidated income statement. Accounts receivable – trade are deemed as impaired when there is an indication of significant financial difficulties of the debtor (delinquency in or default on payments occurs, probability of bankruptcy or need for financial reorganisation).

### 2.15 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods and work in process comprises raw materials, direct labour, other direct costs and related production overheads but exclude borrowing costs. Cost of sales includes the corresponding direct production costs of goods manufactured and services rendered as well as related production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

### 2.16 Property, plant and equipment

Property, plant and equipment are initially recognised at cost of purchase or construction and subsequently less accumulated depreciation and accumulated impairment losses. They are depreciated on a straight-line basis, except for land, which is not depreciated. The cost of an item of property, plant and equipment includes the costs of its dismantlement, removal or restoration, the obligation for which an entity incurs as a consequence of installing the item. Estimated useful lives of major classes of depreciable assets are as follows:

| | |
|---|---|
| Buildings and land improvements | 40 years |
| Machinery and equipment | 5-15 years |
| Office equipment | 3 years |
| Motor vehicles | 5 years |

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The carrying values of plant and equipment are written down to their recoverable amount when the carrying value is greater than their estimated recoverable amount (see Note 2.20).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount with gains being recognised within other operating income and losses being recognised within other operating expense within the consolidated income statement.

All subsequent costs are recognised as expenses as incurred.

Interest costs on borrowing to finance the purchase or construction of property, plant and equipment are recognised as expenses as incurred.

### 2.17 Non-current assets held for sale

Non-current assets may be a component of an entity, a disposal group or an individual non-current asset. They are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This situation is regarded as met only when the sale is highly probable and the non-current asset is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets held for sale are measured at the lower of carrying amount and fair value less costs to sell.

### 2.18 Leases

Leases of assets are classified as operating leases when substantially all the risks and rewards of ownership of the assets are retained by the lessor. Operating lease payments are charged to the consolidated income statement on a straight-line basis over the term of the lease.

When substantially all the risks and rewards of ownership of leased assets are transferred to the Group, the leases of assets are classified as finance leases. They are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as debt. Assets purchased under finance lease are depreciated over the lower of the lease period or useful life of the asset. The interest charge is recognised over the lease term in the line financing costs in the consolidated income statement. The Group has no significant finance leases.

### 2.19 Intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions is recognised in the balance sheet as an intangible asset. Goodwill is tested annually for impairment or more frequently when there are indications of impairment, and carried at cost less accumulated impairment losses. Any goodwill or fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign operation are recognised in the local currency at the effective date of the transaction and translated at year-end exchange rates. Goodwill is allocated to each of the cash-generating units for the purpose of impairment testing. Those cash-generating units represent the Group's investment in each primary reporting segment.

Internally generated intangible assets that are directly associated with the development of identifiable and unique software products and systems controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Costs include system licences, external consultancies, and employee costs incurred as a result of developing software as well as overhead expenditure directly attributable to preparing the asset for use.

Intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. Such intangible assets are recognised at cost, being their fair value at the acquisition date, and are classified as intangible assets with finite useful lives. They are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is on a straight-line basis over the estimated economic useful life of the asset.

Other intangible assets such as intellectual property rights (consisting predominantly of know-how being inseparable processes, formulas and recipes) and process-oriented technology are initially recognised at cost and classified as intangible assets with finite useful lives. They are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is on a straight-line basis over the estimated economic useful life of the asset. Internally generated intangible assets, other than those related to software products and systems, are not capitalised. Estimated useful lives of major classes of amortisable assets are as follows:

| | |
|---|---|
| Contracts | 1.5 years |
| Software/ERP system | 4-7 years |
| Intellectual property rights | 5-20 years |
| Process-oriented technology | 5-15 years |
| Client relationships | 15 years |

An impairment charge against intangible assets is recognised when the current carrying amount is higher than its recoverable amount, being the higher of the value in use and fair value less costs to sell. An impairment charge against intangible assets is reversed when the current carrying amount is lower than its recoverable amount. Impairment charges on goodwill are not reversed. Gains or losses arising on the disposal of intangible assets are measured as the difference between the net disposal proceeds and the carrying amount with gains being recognised within other operating income and losses being recognised in other operating expense within the consolidated income statement.

### 2.20 Impairment of long-lived assets

Non-financial assets that are subject to depreciation or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When the recoverable amount of a non-financial asset, being the higher of its fair value less cost to sell and its value in use, is less than its carrying amount, then the carrying amount is reduced to the asset's recoverable value. This reduction is recognised as an impairment loss within other operating expense within the consolidated income statement. Value in use is determined by using pre-tax-cash flow projection over a five-year period and a terminal value. These are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is reversed if there has been a change in the circumstances used to determine the recoverable amount. A previously recognised impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss has been recognised.

### 2.21 Debt

The proceeds of straight bonds, of private placements and of debt issued are recognised as the proceeds received, net of transaction costs incurred. Any discount arising from the coupon rate, represented by the difference between the net proceeds and the redemption value, is amortised using the effective interest rate method and charged to interest expense over the life of the bonds or the private placements. Debt is derecognised at redemption date.

The Mandatory Convertible Securities (MCS) instrument issued by the Group is a contract that will be settled by way of a variable number of the Group's own equity instruments and meets the recognition criteria of a financial liability. In addition, this instrument contains a cap and a floor which limits the variable number of shares to be provided to investors. The cap and the floor are considered as closely related and therefore part of the financial liability. The proceeds, net of expenses, of the MCS are accounted for as a non-current liability. The debt discount arising from the difference between the net proceeds and the par value is recognised using the effective interest method over the life of the MCS. Both the charge equivalent to the market interest rate and the mandatory conversion feature of the coupon are recognised as separate components in financing costs (see Note 10) in the consolidated income statement. The MCS is derecognised at the time of option exercise or at redemption date.

Debt is classified within current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

### 2.22 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and for which a reliable estimate of the amount of the obligation can be made. Provisions are reviewed regularly and are adjusted where necessary to reflect the current best estimates of the obligation.

Restructuring provisions comprise lease termination penalties, employee termination payments and make good provisions. They are recognised in the period in which the Group becomes legally or constructively committed to payment. Costs related to the ongoing activities of the Group are not provided for in advance.

### 2.23 Own equity instruments

Own equity instruments are own shares and derivatives on own shares. Purchases and sales are accounted for at the settlement date.

Purchases of own shares are recognised at acquisition cost including transaction costs as a deduction from equity. The original cost of acquisition, results from resale and other movements are recognised as changes in equity, net. Treasury shares bought back for the purpose of cancellation are deducted from equity until the shares are cancelled. Treasury shares acquired by the execution of own equity derivatives are recognised at the execution date market price.

The settlement and the contract in derivatives on own shares determines the categorisation of each instrument. When the contract assumes the settlement is made by exchanging a fixed amount of cash for a fixed number of treasury shares, the contract is recognised in equity except for a forward contract to buy and write puts which is recognised as a financial liability. When the contract assumes the settlement either net in cash or net in treasury shares or in the case of option of settlement, the contract is recognised as a derivative. Instruments recognised in equity are recognised at acquisition cost including transaction costs. Instruments recognised as financial liabilities are recognised at the net present value of the strike price of the derivative on own shares with the interest charge recognised over the life of the derivative in the line finance costs of the consolidated income statement. They are derecognised when the Group has lost control of the contractual rights of the derivative, with the realised gain or loss recognised in equity. At each balance sheet date, instruments recognised as derivatives are revalued at fair value based on quoted market prices, with any unrealised gain or loss recognised in the line other financial income (expense), net in the consolidated income statement. They are derecognised when the Group has lost control of the contractual rights of the derivatives, with any realised gain or loss recognised in other financial income (expense), net in the consolidated income statement.

More detailed information is provided in Note 24 of the consolidated financial statements.

### 2.24 Dividend distributions

Dividend distributions are recognised in the period in which they are approved by the Group's shareholders.

## 3. Financial Instruments

### 3.1 Capital risk management

The objective of the Group when managing capital is to maintain the ability to continue as a going concern in order to maximise shareholder value through an optimal balance of debt and equity.

In order to maintain or adjust the capital structure, management may increase or decrease leverage by issuing or reimbursing debt, and may propose to adjust the dividend amount, return capital to shareholders, issue new shares and cancel shares through share buy back programmes.

The Group monitors its capital structure on the basis of a leverage ratio, defined as: net debt divided by the total equity plus net debt. Net debt is calculated as the total of the consolidated short-term and long-term debt, excluding the Mandatory Convertible Securities (MCS), less cash and cash equivalents. Equity is calculated as total equity attributable to equity holders of the parent, minority interests and the MCS.

The Group entered into several private placements and into a syndicated loan which contain various covenants with externally imposed capital requirements. The Group was in compliance with these requirements as at 31 December 2008.

The leverage ratio as at 31 December was as follows:

| *in millions of Swiss francs* | Note | 2008 | 2007ª |
|---|---|---|---|
| Short-term debt | 21 | 282 | 228 |
| Long-term debt (excluding MCS) | 21 | 2,575 | 2,752 |
| Less: cash and cash equivalents | | (419) | (359) |
| **Net Debt** | | **2,438** | **2,621** |
| Total equity attributable to equity holders of the parent | | 2,087 | 2,675 |
| Mandatory Convertible Security | 21 | 744 | 739 |
| Minority interests | 14 | 6 | 7 |
| **Equity (including MCS)** | | **2,837** | **3,421** |
| **Net Debt and Equity** | | **5,275** | **6,042** |
| **Leverage ratio** | | **46%** | **43%** |

*a) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

As a consequence of foreign currency fluctuations during 2008, the consolidation of the foreign operations resulted in a deterioration in the cumulative translation differences, increasing the leverage ratio to 46% (2007: 43%). It is the Group's mid-term objective to target a leverage ratio below 30%.

### 3.2 Financial risk management

The Group Treasury function monitors and manages financial risks relating to the operations of the Group through internal risk reports which analyse exposures by degree and magnitude of risk. These risks include market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. To manage the interest rate and currency risk arising from the Group's operations and its sources of finance, the Group enters into derivative transactions, primarily interest rate swaps, forward currency contracts and options.

Risk management is carried out by the Group Treasury under the risk management policies approved by the Board of Directors. The Board of Directors provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk and credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. The Group generally enters into financial derivative transactions to hedge underlying business related exposures.

The accounting policies for financial instruments have been applied to the line items below:

| 2008<br>*in millions of Swiss francs* | Note | Loans and receivables | Derivatives at fair value through profit or loss | Derivatives used for hedge accounting | Available-for-sale | Total |
|---|---|---|---|---|---|---|
| Available-for-sale financial assets | 16 | | | | 206 | 206 |
| Accounts receivable – trade | 17 | 664 | | | | 664 |
| Derivative financial instruments | 22 | | 121 | | | 121 |
| Cash and cash equivalents | | 419 | | | | 419 |
| Other current assets | | 83 | | | | 83 |
| **Assets as at 31 December** | | **1,166** | **121** | | **206** | **1,493** |

| 2008<br>*in millions of Swiss francs* | Note | | Derivatives at fair value through profit or loss | Derivatives used for hedge accounting | Other financial liabilities | Total |
|---|---|---|---|---|---|---|
| Short-term debt | 21 | | | | 282 | 282 |
| Long-term debt | 21 | | | | 3,319 | 3,319 |
| Derivative financial instruments | 22 | | 100 | 53 | | 153 |
| **Liabilities as at 31 December** | | | **100** | **53** | **3,601** | **3,754** |

| 2007<br>*in millions of Swiss francs* | Note | Loans and receivables | Derivatives at fair value through profit or loss | Derivatives used for hedge accounting | Available-for-sale | Total |
|---|---|---|---|---|---|---|
| Available-for-sale financial assets | 16 | | | | 329 | 329 |
| Accounts receivable – trade | 17 | 748 | | | | 748 |
| Derivative financial instruments | 22 | | 18 | 7 | | 25 |
| Cash and cash equivalents | | 359 | | | | 359 |
| Other current assets | | 113 | | | | 113 |
| **Assets as at 31 December** | | **1,220** | **18** | **7** | **329** | **1,574** |

| 2007<br>*in millions of Swiss francs* | Note | | Derivatives at fair value through profit or loss | Derivatives used for hedge accounting | Other financial liabilities | Total |
|---|---|---|---|---|---|---|
| Short-term debt | 21 | | | | 228 | 228 |
| Long-term debt | 21 | | | | 3,491 | 3,491 |
| Derivative financial instruments | 22 | | 1 | 3 | | 4 |
| **Liabilities as at 31 December** | | | **1** | **3** | **3,719** | **3,723** |

Except where mentioned in the relevant notes, the carrying amount of each class of financial assets disclosed in the above tables approximates the fair value. The fair value of each class of financial assets, except loans and receivables, are determined by reference to published price quotations and are estimated based on valuation techniques using the quoted market prices. These valuation techniques include a Monte Carlo simulation model which considers various price scenarios and forward curves. Given the nature of the Group's account receivable – trade items the carrying value is equivalent to the fair value.

### 3.2.1 Market risk

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates,interest rates and commodity prices. The Group enters into a number of derivative financial instruments to manage its exposure to interest rates and foreign currency risk including:

- Currency derivatives including forward foreign exchange contracts and options to hedge the exchange rate risk
- Interest rate swaps to mitigate the risk of interest rate increases
- Commodity swaps to mitigate the risk of raw material price increases

### 3.2.2 Foreign exchange risk

The Group operates across the world and is exposed to movements in foreign currencies affecting its net income and financial position. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities, and net investments in foreign operations.

The following table summarises the quantitative data about the Group's exposure to the foreign currency risk in the currency pairs the Group has significant exposure:

| **Currency exposure 2008 CCY1/CCY2[a]** | | | | | | |
|---|---|---|---|---|---|---|
| *in millions of Swiss francs* | EUR/CHF | USD/CHF | GBP/EUR | GBP/CHF | GBP/USD | EUR/USD |
| Currency exposure without hedge | +407 | +142 | -34 | +128 | -14 | -11 |
| Hedged amount | -442 | -114 | +29 | -92 | +7 | +13 |
| Currency exposure including hedge | -35 | +28 | -5 | +36 | -7 | +2 |

| **Currency exposure 2007 CCY1/CCY2[a]** | | | | | | |
|---|---|---|---|---|---|---|
| *in millions of Swiss francs* | EUR/CHF | USD/CHF | GBP/EUR | GBP/CHF | GBP/USD | EUR/USD |
| Currency exposure without hedge | +285 | +148 | -89 | +257 | -23 | -49 |
| Hedged amount | -270 | -191 | 0 | -169 | 0 | 0 |
| Currency exposure including hedge | +115 | -43 | -89 | +88 | -23 | -49 |

*a) CCY = currency*

In the exposure calculations the intra Group positions are included.

The following table summarises the Group's sensitivity to transactional currency exposures of the main currencies at 31 December. The sensitivity analysis is disclosed for each currency pair to which the Group entities have significant exposure.

The sensitivity is based on the Group's exposure at the balance sheet date based on assumptions deemed reasonable by management, showing the impact on profit or loss before tax. To determine the reasonable change, management used historical volatilities of the following currency pairs:

| **Currency risks 2008 in CCY1/CCY2[a]** | | | | | | |
|---|---|---|---|---|---|---|
| *in millions of Swiss francs* | EUR/CHF | USD/CHF | GBP/EUR | GBP/CHF | GBP/USD | EUR/USD |
| Reasonable shift | 12% | 18% | 15% | 20% | 20% | 18% |
| Impact on profit or loss if CCY1 strengthens against CCY2 | (4) | 5 | (1) | 7 | (1) | 0 |
| Impact on profit or loss if CCY1 weakens against CCY2 | (4) | (5) | 1 | (7) | 1 | 0 |

| **Currency risks 2007 in CCY1/CCY2[a]** | | | | | | |
|---|---|---|---|---|---|---|
| *in millions of Swiss francs* | EUR/CHF | USD/CHF | GBP/EUR | GBP/CHF | GBP/USD | EUR/USD |
| Reasonable shift | 5% | 10% | 7.5% | 10% | 10% | 10% |
| Impact on profit or loss if CCY1 strengthens against CCY2 | 1 | (4) | (7) | 9 | (2) | (5) |
| Impact on profit or loss if CCY1 weakens against CCY2 | (1) | 4 | 7 | (9) | 2 | 5 |

*a) CCY = currency*

Group Treasury monitors the exposures on a regular basis and takes appropriate actions. The Group has set currency limits for the current exposure of each individual affiliate and limits for the forecasted transactions on each foreign currency. In addition, Group Treasury regularly calculates the risk sensitivities per currency applying a 5% instantaneous shift.

It is the Group's policy to enter into derivative transactions to hedge current and forecasted foreign currency transactions. While these are hedges related to underlying business transactions, the Group generally does not apply hedge accounting.

### 3.2.3 Interest rate risk

The Group is exposed to fair value and cash flow interest rate risks. The Group is exposed to cash flow interest rate risk where the Group invests or borrows funds with floating rates. In addition, the Group is exposed to fair value interest rate risks where the Group invests or borrows with fixed rates. For the hedges related to interest rate risk please refer to Note 21.

The following tables shows the sensitivity of the Group to variable rate loans and to interest rate derivatives to interest rate changes:

| **As at 31 December 2008** | |
|---|---|
| *in millions of Swiss francs* | **CHF interest rate** |
| Reasonable shift | 150 basis points increase / 50 basis points decrease |
| Impact on profit or loss if interest rate increases | (3) |
| Impact on profit or loss if interest rate decreases | 1 |
| Impact on equity if interest rate increases | 51 |
| Impact on equity if interest rate decreases | (17) |

| **As at 31 December 2007** | |
|---|---|
| *in millions of Swiss francs* | **CHF interest rate** |
| Reasonable shift | 75 basis points |
| Impact on profit or loss if interest rate increases | (3) |
| Impact on profit or loss if interest rate decreases | 3 |
| Impact on equity if interest rate increases | 33 |
| Impact on equity if interest rate decreases | (33) |

The sensitivity is based on the Group's exposure at the balance sheet date using assumptions which have been deemed reasonable by management showing the impact on profit or loss before tax and equity.

The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings, through the use of interest rate swap contracts and forward interest rate contracts. Hedging activities are regularly evaluated to align interest rate views and defined risk limits. Hedging strategies are applied, by either positioning the balance sheet or protecting interest expenses through different interest cycles. In addition, Group Treasury regularly calculates the sensitivity to a 1% change in interest rates.

### 3.2.4 Price risk

Other price risk arises on financial instruments because of changes in equity prices or on raw material purchase prices because of changes in commodity prices.

The Group is exposed to equity securities price risk due to investments held by the Group and classified on the consolidated balance sheet as available-for-sale. To manage its price risk arising from investments in equity securities, the Group diversifies its portfolio. Diversification of the portfolio is in accordance with the limits approved by the Board of Directors. The Group measures the aggregate sensitivity of the Group's financial instruments to pre-defined stock market scenarios. After having calculated the price (shares) exposure of each equity-related position, the revaluation effect of a sudden movement of stock markets of +/-10% for each product is calculated.

The Group holds its own shares to cover future expected obligations under the various share-based payment schemes. The Group does not trade its own shares for speculative reasons.

**Sensitivity analysis**

The sensitivity analysis below has been determined based on the exposure to equity price risks at the reporting date.

The Group's equity portfolio is composed primarily of Swiss and US shares. The benchmark for the reasonable change is the SMI index historical volatility (20% for the last 3 years) and an average of historical volatility of US indexes (20% for the last 3 years). If equity prices had been 20% higher/lower, the total value would have increased or decreased by CHF 18 million (2007: CHF 20 million applying 14% change for Swiss and 12% for US shares), with this movement being recognised in equity.

The Group purchases some essential raw materials from suppliers at floating prices that are influenced by crude oil price movements. In order to hedge against the variation of raw material prices, the Group has entered into commodity swap transactions, where the raw material price depends on the movement of crude oil prices. The swaps are valid for the year 2009 and as a result of the hedge transaction the Group will pay fixed prices for the hedged raw materials. Cash flow hedge accounting has been applied; therefore the fair value of the commodity hedge will impact equity until the hedged item is recognised. The Group has considered the sensitivity of these swap transactions to movements in the crude oil price. Using an assumption of +/- 10% change in crude oil prices would result in a +/- CHF 1 million movement to the fair value of the commodity hedge, with this movement being recognised in equity.

### 3.2.5 Credit risk

Credit risk is managed by the Group's affiliates and controlled on a Group basis. Credit risk arises from the possibility that the counterparty to a transaction may be unable or unwilling to meet its obligations, causing a financial loss to the Group. Trade receivables are subject to a policy of active risk management which focuses on the assessment of country risk, credit limits, ongoing credit evaluation and account monitoring procedures.

Generally, there is no significant concentration of trade receivables or commercial counter-party credit risk, due to the large number of customers that the Group deals with and their wide geographical spread with the exception of one single external customer that generates revenues, mainly attributable to the Fragrance Division, of approximately CHF 436 million (2007: CHF 502 million). Country and credit risk limits and exposures are continuously monitored.

In addition, the Group is exposed to credit risk on liquid funds, derivatives and monetary available-for-sale financial assets. Most of the credit exposures of the above positions are against financial institutions with high credit-ratings.

The following table presents the Group's credit risk exposure to individual financial institutions:

| | Rating 31 December 2008 | 2008 | 2007 |
|---|---|---|---|
| Bank A | AA- | +129 | +120 |
| Bank B | AA- | +78 | +37 |
| Bank C | A+ | +27 | +46 |
| Bank D | AA | +47 | +22 |
| Bank E | A+ | +21 | +44 |

The minimum exposure to credit risks is limited to the carrying amount of the monetary financial assets.

### 3.2.6 Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funds through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury maintains flexibility in funding by maintaining availability under committed and uncommitted credit lines.

Group Treasury monitors and manages cash at the Group level and defines the maximum cash level at affiliate level. If necessary, inter-company loans within the Group provide for short-term cash needs; excess local cash is repatriated in the most appropriate manner.

The following table analyses the Group's remaining contractual maturity for financial liabilities and derivative financial instruments. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group is obliged to pay. The table includes both interest and principal cash flows:

| **2008** *in millions of Swiss francs* | Up to 6 months | 6 – 12 months | 1 – 5 years | Over 5 years | Total |
|---|---|---|---|---|---|
| Short-term debt (excluding bank overdraft) | (245) | | | | (245) |
| Accounts payable – trade and others | (175) | | | | (175) |
| Net settled derivative financial instruments | (11) | (12) | (37) | | (60) |
| Gross settled derivative financial instruments – outflows | (981) | | | | (981) |
| Gross settled derivative financial instruments – inflows | 1,012 | | | | 1,012 |
| Long-term debt | (67) | (31) | (2,571) | (258) | (2,927) |
| **Balance as at 31 December** | **(467)** | **(43)** | **(2,608)** | **(258)** | **(3,376)** |

| **2007** *in millions of Swiss francs* | Up to 6 months | 6 – 12 months | 1 – 5 years | Over 5 years | Total |
|---|---|---|---|---|---|
| Short-term debt (excluding bank overdraft) | (178) | (2) | | | (180) |
| Accounts payable – trade and others | (210) | | | | (210) |
| Net settled derivative financial instruments | | 1 | 6 | | 7 |
| Gross settled derivative financial instruments – outflows | (821) | | | | (821) |
| Gross settled derivative financial instruments – inflows | 835 | | | | 835 |
| Long-term debt | (88) | (52) | (2,654) | (515) | (3,309) |
| **Balance as at 31 December** | **(462)** | **(53)** | **(2,648)** | **(515)** | **(3,678)** |

## 4. Acquisitions and divestments

### Quest acquisition

Separate information on the Quest and Givaudan profitability after 2 March 2007 cannot be provided due to the rapid integration of both organisations. The integration of Givaudan and Quest involved all aspects of the business activities such as commercial development, manufacturing, commercial, finance and IT; thus rendering the separate disclosure of the activities impracticable.

Details of net assets acquired and goodwill are as follows:

| *in million of Swiss francs* | 2007 | 2008 adjustments | Total |
|---|---|---|---|
| Cash paid | 2,801 | | 2,801 |
| Acquisition related direct costs | 20 | | 20 |
| **Total cash paid** | **2,821** | | **2,821** |
| Purchase price adjustment | 58 | (53) | 5 |
| **Total cash consideration** | **2,879** | **(53)** | **2,826** |
| Assumed debt | (255) | | (255) |
| **Total purchase cost** | **2,624** | **(53)** | **2,571** |
| Cash in subsidiaries acquired | 64 | | 64 |
| Fair value of net identifiable assets acquired | 1,209 | - | 1,209 |
| **Net assets acquired** | **1,273** | **-** | **1,273** |
| **Goodwill** | **1,351** | **(53)** | **1,298** |

As required by IFRS 3, comparative information was adjusted to reflect the final accounting for the Quest International acquisition for the following elements:

### Purchase price adjustment

ICI PLC contributes to pension adjustments as per the agreement between Givaudan and ICI PLC to acquire Quest International and these adjustments change the total cash consideration. Such adjustments were not incorporated in the initial purchase price allocation as they could not be measured reliably. The total adjustment to the cost of combination amounted to CHF 53 million during 2008.

### Fair value of net identifiable assets acquired

The final allocation of the Quest related intangible assets amongst subsidiaries with different fiscal jurisdictions occurred after the 31 December 2007 and within the 12 months of the date of acquisition. This resulted in a decrease of CHF 28 million in deferred tax liability.

The finalisation of the fair value of certain pension plans resulted in an increase of CHF 40 million of the pension liability and a decrease of CHF 12 million in deferred tax liability.

### Goodwill

The changes in the purchase price adjustment and in the fair value of the net identifiable assets acquired have modified the goodwill accordingly:

| *in millions of Swiss francs* | Preliminary value | Purchase price adjustments | Intangible assets adjustments | Pension adjustments | Final |
|---|---|---|---|---|---|
| Total purchase cost | 2,624 | (53) | | | 2,571 |
| Fair value of net identifiable assets acquired | 1,273 | | (28) | 28 | 1,273 |
| **Goodwill** | **1,351** | **(53)** | **28** | **(28)** | **1,298** |

### Divestments

On 14 February 2008, Givaudan announced that it has sold its St. Louis (USA) based food ingredient business and manufacturing facility to Performance Chemicals & Ingredients Company (PCI) for an undisclosed amount. The facility produces flavour bases and fruit preparations used by dairy companies in the production of ice cream. The divestiture does not include the vanilla extract and flavour business which will continue to be a part of the Givaudan product portfolio.

The sale of this facility and business is consistent with Givaudan's strategy to focus on high value adding flavours and is part of its ongoing product streamlining. In 2008, the divested business had sales of CHF 5 million (2007: CHF 40 million).

## 5. Segment information

The Group's worldwide operations are organised into two operating divisions:

**Fragrances** Manufacture and sale of fragrances into three global business units: Fine Fragrances, Consumer Products and Fragrance Ingredients, and

**Flavours** Manufacture and sale of flavours into four business units: Beverages, Dairy, Savoury and Sweet Goods.

These divisions are the basis upon which the Group reports its primary segment information.

The secondary format is based on geographical segmentation. The business segments operate in six main geographical areas, namely Switzerland, Europe, Africa and Middle East, North America, Latin America and Asia Pacific.

### Business segments

| | Fragrances | | Flavours | | Group | |
|---|---|---|---|---|---|---|
| *in millions of Swiss francs* | 2008 | 2007[e] | 2008 | 2007 | 2008 | 2007[e] |
| Segment sales | 1,909 | 1,909 | 2,192 | 2,246 | 4,101 | 4,155 |
| Less inter segment sales[a] | (11) | (10) | (3) | (13) | (14) | (23) |
| **Segment sales to third parties** | **1,898** | **1,899** | **2,189** | **2,233** | **4,087** | **4,132** |
| **EBITDA[b]** | **348** | **288** | **417** | **392** | **765** | **680** |
| *as % of sales* | *18.3%* | *15.2%* | *19.0%* | *17.6%* | *18.7%* | *16.5%* |
| Depreciation | (61) | (59) | (62) | (61) | (123) | (120) |
| Amortisation | (108) | (104) | (124) | (120) | (232) | (224) |
| Impairment of long-lived assets | (26) | (7) | (5) | (7) | (31) | (14) |
| **Operating income** | **153** | **118** | **226** | **204** | **379** | **322** |
| *as % of sales* | *8.1%* | *6.2%* | *10.3%* | *9.1%* | *9.3%* | *7.8%* |
| Share of loss of jointly controlled entities | (1) | - | | | (1) | - |
| Additions to restructuring provisions | 40 | 43 | 13 | 44 | 53 | 87 |
| Reversal of unused restructuring provisions | (2) | (1) | - | (2) | (2) | (3) |
| Segment assets[c] | 2,431 | 2,810 | 3,554 | 3,981 | 5,985 | 6,791 |
| Unallocated assets[d] | | | | | 1,012 | 1,106 |
| **Consolidated total assets** | | | | | **6,997** | **7,897** |
| Segment liabilities[c] | (76) | (119) | (99) | (92) | (175) | (211) |
| Unallocated liabilities[d] | | | | | (4,729) | (5,004) |
| **Consolidated total liabilities** | | | | | **(4,904)** | **(5,215)** |
| Acquisition of property, plant and equipment | 119 | 112 | 75 | 82 | 194 | 194 |
| Acquisition of intangible assets | 37 | 27 | 39 | 31 | 76 | 58 |
| **Capital expenditures** | **156** | **139** | **114** | **113** | **270** | **252** |
| **Number of employees** | **3,719** | **3,664** | **5,053** | **5,112** | **8,772** | **8,776** |

a) *Transfer prices for inter-divisional sales are set on an arm's length basis.*

b) *EBITDA: Earnings Before Interest (and other financial income (expense), net), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.*

c) *Segment assets consist primarily of property, plant and equipment, intangibles, inventories and receivables. Segment liabilities consist of trade accounts payable and notes payable.*

d) *Unallocated assets and liabilities mainly include current and deferred income tax balances, and financial assets and liabilities, principally cash, investments and debt.*

e) *The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

### Geographical segments

| in millions of Swiss francs | Segment sales[a] | | Segment assets[b] | | Capital expenditures[c] | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007[d] | 2008 | 2007 |
| Switzerland | 48 | 53 | 1,309 | 1,271 | 107 | 118 |
| Europe | 1,449 | 1,409 | 2,180 | 2,617 | 59 | 29 |
| Africa, Middle-East | 270 | 252 | 119 | 138 | 1 | 1 |
| North America | 1,003 | 1,086 | 1,392 | 1,631 | 69 | 72 |
| Latin America | 453 | 458 | 293 | 364 | 16 | 12 |
| Asia Pacific | 864 | 874 | 692 | 770 | 18 | 20 |
| **Total geographical segments** | **4,087** | **4,132** | **5,985** | **6,791** | **270** | **252** |

*a) Sales are shown by destination.*

*b) Segment assets consist primarily of property, plant and equipment, intangibles, inventories and receivables.*

*c) Capital expenditures include additions to property, plant and equipment and to intangible assets, excluding acquisitions of subsidiaries.*

*d) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

## 6. Employee benefits

The following amounts related to employee remuneration and benefits are included in determining operating profit:

| in millions of Swiss francs | 2008 | 2007 |
|---|---|---|
| Wages and salaries | 791 | 735 |
| Social security costs | 108 | 99 |
| Post-employment benefits: defined benefit plans | 36 | 48 |
| Post-employment benefits: defined contribution plans | 14 | 19 |
| Equity-settled instruments granted to Directors and executives | 4 | 7 |
| Cash-settled instruments granted to Directors and executives | (4) | 10 |
| Other employee benefits | 61 | 49 |
| **Total employees' remuneration** | **1,010** | **967** |

### Defined benefits plans

The Group operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the recommendations of independent qualified actuaries. The most significant plans are held in Switzerland, USA, the Netherlands and United Kingdom.

The amounts recognised in the consolidated income statement are as follows:

| in millions of Swiss francs | Defined benefit plans | | Non-pension post-employment plans | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Current service cost | 46 | 49 | 2 | 3 |
| Interest cost | 69 | 66 | 5 | 5 |
| Expected return on plan assets | (83) | (77) | | |
| Effect of curtailment or settlement, net | (1) | (3) | | |
| Effect of amount not recognised as an asset | - | - | | |
| Termination benefits | 3 | | | |
| Recognition of past service cost | | | (5) | |
| Net actuarial (gains) losses recognised | (1) | 4 | 1 | 1 |
| **Total included in employees' remuneration** | **33** | **39** | **3** | **9** |

Non-pension post-employment benefits consist primarily of post-retirement healthcare and life insurance schemes, principally in the USA.

The amounts recognised in the balance sheet are as follows:

| | Defined benefit plans | | Non-pension post-employment plans | |
|---|---|---|---|---|
| *in millions of Swiss francs* | 2008 | 2007[a] | 2008 | 2007 |
| ***Funded obligations*** | | | | |
| Present value of funded obligations | (1,385) | (1,501) | (8) | (11) |
| Fair value of plan assets | 1,159 | 1,438 | 1 | 1 |
| **Net present value of funded obligations** | **(226)** | **(63)** | **(7)** | **(10)** |
| Amount not recognised as an asset | (2) | (2) | | |
| Unrecognised actuarial (gains) losses | 213 | (27) | (3) | |
| **Recognised asset (liability) for funded obligations, net** | **(15)** | **(92)** | **(10)** | **(10)** |
| ***Unfunded obligations*** | | | | |
| Present value of unfunded obligations | (46) | (49) | (69) | (78) |
| Unrecognised actuarial (gains) losses | 7 | 8 | 13 | 15 |
| **Recognised (liability) for unfunded obligations** | **(39)** | **(41)** | **(56)** | **(63)** |
| **Total defined benefit liability** | **(54)** | **(133)** | **(66)** | **(73)** |
| Deficit recognised as liabilities for post-employment benefits | (93) | (154) | (66) | (73) |
| Surplus recognised as part of other long-term assets | 39 | 21 | | |
| **Total net asset (liability) recognised** | **(54)** | **(133)** | **(66)** | **(73)** |

*a) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

Amounts recognised in the balance sheet for post-employment defined benefit plans are predominantly non-current. The non-current portion is reported as non-current assets and non-current liabilities. The current portion is reported as current liabilities within provisions.

Changes in the present value of the defined benefit obligation are as follows:

| | Defined benefit plans | | Non-pension post-employment plans | |
|---|---|---|---|---|
| *in millions of Swiss francs* | 2008 | 2007[a] | 2008 | 2007 |
| **Balance as at 1 January** | **1,550** | **1,209** | **89** | **80** |
| Net current service cost | 46 | 49 | 2 | 3 |
| Interest cost | 69 | 66 | 5 | 5 |
| Employee contributions | 9 | 9 | | |
| Benefit payment | (59) | (65) | (5) | (4) |
| Effect of curtailment or settlement, net | (2) | (3) | | |
| Termination benefits | 3 | | | |
| Actuarial (gains) losses | (75) | (150) | (2) | (4) |
| Past service cost | | | (5) | |
| Acquisition of subsidiaries | | 458 | | 14 |
| Currency translation effects | (110) | (23) | (7) | (5) |
| **Balance as at 31 December** | **1,431** | **1,550** | **77** | **89** |

*a) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

The effect of a 1.0% movement in the assumed medical cost trend rate is as follows:

| *in millions of Swiss francs* | Increase | Decrease |
|---|---|---|
| Effect on the aggregate of the current service cost and interest cost | 1 | 1 |
| Effect on the defined benefit obligation | 4 | 4 |

Changes in the fair value of the plan assets are as follows:

| | Defined benefit plans | | Non-pension post-employment plans | |
|---|---|---|---|---|
| *in millions of Swiss francs* | 2008 | 2007 | 2008 | 2007 |
| **Balance as at 1 January** | **1,438** | **1,060** | **1** | |
| Expected return on plan assets | 83 | 77 | | |
| Actuarial gains (losses) | (269) | (15) | | |
| Employer contributions | 62 | 55 | 5 | 4 |
| Employee contributions | 9 | 9 | - | |
| Benefit payment | (59) | (65) | (5) | (4) |
| Effect of curtailment or settlement, net | (2) | | | |
| Termination benefits | 3 | | | |
| Acquisition of subsidiaries | | 339 | | 1 |
| Currency translation effects | (106) | (22) | | |
| **Balance as at 31 December** | **1,159** | **1,438** | **1** | **1** |

The actual return on plan assets is a loss of CHF 186 million (2007: gain of CHF 62 million).

The plan assets do not include Givaudan registered shares. They do not include any property occupied by, or other assets used by, the Group:

| *in millions of Swiss francs* | 2008 | | 2007 | |
|---|---|---|---|---|
| Debt | 550 | 47% | 459 | 32% |
| Equity | 348 | 30% | 357 | 25% |
| Property | 149 | 13% | 165 | 11% |
| Other | 113 | 10% | 458 | 32% |
| **Total** | **1,160** | **100%** | **1,439** | **100%** |

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields on fixed interest investments are based on gross redemption yields as at the balance sheet date. Expected returns on equity and property investments reflect long-term real rates of return experienced in the respective markets.

Expected contributions to post-employment benefit plans for the year ending 31 December 2009 are CHF 106 Million.

| **As at 31 December** | | | |
|---|---|---|---|
| *in millions of Swiss francs* | 2008 | 2007[a] | 2006 |
| Present value of defined benefit obligation | 1,508 | 1,639 | 1,289 |
| Fair value of plan asset | 1,160 | 1,439 | 1,060 |
| **Deficit / ( surplus)** | **348** | **200** | **229** |
| Experience adjustments on plan liabilities | 22 | 2 | 6 |
| Experience adjustments on plan assets | (269) | (12) | (3) |

*a) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

The Group operates defined benefit plans in many countries for which the actuarial assumptions vary based on local economic and social conditions. The assumptions used in the actuarial valuations of the most significant defined benefit plans, in countries with stable currencies and interest rates, were as follows:

| *Weighted percentage* | 2008 | 2007 |
|---|---|---|
| Discount rates | 4.9% | 5.0% |
| Projected rates of remuneration growth | 2.7% | 2.6% |
| Expected rates of return on plan assets | 5.7% | 6.4% |
| Healthcare cost trend rate | 4.9% | 5.0% |

The overall discount rate and the overall projected rates of remuneration growth are calculated by weighting the individual rates in accordance with the defined benefit obligation of the plans. The expected rates of return on individual categories of plan assets are determined by reference to relevant indices published by the respective Stock Exchange of each country where assets are managed. The overall expected rate of return is calculated by weighting the individual rates in accordance with the assets allocation of the plans.

## 7. Share-based payments

### Performance share plan

Performance shares shown in the table below have been granted in 2008. These performance shares are converted into tradable and transferable shares of Givaudan SA after the vesting period, subject to performance conditions. The performance metric is the comparison of the business plan to the actual cumulative cash flow. Participation in this plan is mandatory:

| Year of grant | Commencing date | Vesting date | Number of shares expected to be delivered at vesting date 31 Dec 2008 | Weighted average fair value (CHF) | Number of shares expected to be delivered at vesting date 31 Dec 2007 | Weighted average fair value (CHF) |
|---|---|---|---|---|---|---|
| 2008 | 1 Jan 2008 | 31 Dec 2012 | 27,700 | 889.3 | n/a | n/a |

The cost of the equity-settled instruments of CHF 5 million (2007: nil) has been expensed in the consolidated income statement.

### Equity-settled instruments

Share options shown in the table below have been granted on a yearly basis. These options are tradable and transferable after the vesting period. The fair value of the options granted are based on market prices taking into account their respective terms and conditions upon which those equity instruments were granted. Participation in these plans is mandatory.

Share options outstanding at the end of the year have the following terms:

| Year of grant | Maturity date | Vesting date | Strike price[a] (CHF) | Ratio (option: share) | Option value at grant date (CHF) | Number of options 2008 | Number of options 2007 |
|---|---|---|---|---|---|---|---|
| 2003 | 17 Mar 2008 | 17 Mar 2005 | 509.7 | 10:1 | 5.67 | | 18,150 |
| 2004 | 18 Mar 2009 | 18 Mar 2006 | 656.4 | 10:1 | 10.87 | 31,300 | 70,900 |
| 2005 | 21 Mar 2010 | 21 Mar 2007 | 805.0 | 10:1 | 10.74 | 223,650 | 288,050 |
| 2006 | 7 Mar 2011 | 6 Mar 2008 | 1,050.0 | 10:1 | 12.07 | 419,850 | 479,500 |
| 2007 | 5 Mar 2012 | 5 Mar 2009 | 1,250.0 | 10:1 | 14.18 | 595,200 | 588,500 |
| 2008 | 4 Mar 2013 | 4 Mar 2010 | 1,160.0 | 13:1 | 14.23 | 598,800 | |

*a) Strike price of options have been adjusted consecutively to the approval by the shareholders, at the Annual General Meetings held on 16 April 2004 and on 27 April 2005, to distribute extraordinary dividends.*

The cost of the equity-settled instruments of CHF 8 million (2007: CHF 7 million) has been expensed in the consolidated income statement.

Movements in the number of share options outstanding, expressed in equivalent shares, are as follows:

| *Number of options expressed in equivalent shares* | 2008 | Weighted average exercised price (CHF) | 2007 | Weighted average exercised price (CHF) |
|---|---|---|---|---|
| **As at 1 January** | **144,510** | **1,056.5** | **113,950** | **886.7** |
| Granted | 47,332 | 1,161.9 | 60,500 | 1,247.9 |
| Sold | (17,960) | 823.8 | (27,640) | 768.6 |
| Lapsed/cancelled | (820) | 1,130.6 | (2,300) | 1,137.0 |
| **As at 31 December** | **173,062** | **1,113.0** | **144,510** | **1,056.5** |

For these plans, the Group has at its disposal either treasury shares or conditional share capital up to an amount of CHF 1,618,200 representing 161,820 registered shares with a par value of CHF 10 per share. When held or sold, an option does not give rights to receive a dividend nor to vote.

### Cash-settled instruments

Options rights shown in the table below have been granted on a yearly basis. The liability of the cash-settled instruments, together with a corresponding adjustment in expenses is measured during the vesting period or until final settlement using market values. The market value is based on market prices of similar observable instruments available on the financial market, as a rule the market price of the equity-settled instruments with identical terms and conditions upon which those equity instruments were granted. These rights are not tradable and transferable after the vesting period. Participation in these plans is mandatory.

| Year of grant | Maturity date | Vesting date | Strike price* (CHF) | Ratio (option: share) | Option value at grant date (CHF) | Number of options 2008 | Number of options 2007 |
|---|---|---|---|---|---|---|---|
| 2003 | 17 Mar 2008 | 17 Mar 2005 | 509.7 | 10:1 | 5.67 | | 25,440 |
| 2004 | 18 Mar 2009 | 18 Mar 2006 | 656.4 | 10:1 | 10.87 | 18,400 | 83,300 |
| 2005 | 21 Mar 2010 | 21 Mar 2007 | 805.0 | 10:1 | 10.74 | 248,740 | 349,050 |
| 2006 | 7 Mar 2011 | 6 Mar 2008 | 1,050.0 | 10:1 | 12.07 | 488,700 | 552,300 |
| 2007 | 5 Mar 2012 | 5 Mar 2009 | 1,250.0 | 10:1 | 14.18 | 630,400 | 619,700 |
| 2008 | 4 Mar 2013 | 4 Mar 2010 | 1,160.0 | 13:1 | 14.23 | 593,900 | |

*a) Strike price of options have been adjusted consecutively to the approval by the shareholders, at the Annual General Meetings held on 16 April 2004 and on 27 April 2005, to distribute extraordinary dividends.*

The change of the fair value and the executions of the cash-settled instruments resulted to a credit of CHF 17 million (2007: debit of CHF 10 million) in the consolidated income statement. The liability element of the cash-settled instruments of CHF 12 million (2007: CHF 32 million) has been recognised in the balance sheet.

Movements in the number of options rights outstanding, expressed in equivalent shares, are as follows:

| *Number of options expressed in equivalent shares* | 2008 | Weighted average exercised price (CHF) | 2007 | Weighted average exercised price (CHF) |
|---|---|---|---|---|
| **As at 1 January** | **162,979** | **1,045.0** | **126,194** | **887.0** |
| Granted | 50,462 | 1,166.3 | 63,770 | 1,248.4 |
| Exercised | (23,875) | 796.6 | (25,135) | 758.9 |
| Lapsed/cancelled | (5,258) | 1,122.5 | (1,850) | 1,164.1 |
| **As at 31 December** | **184,308** | **1,112.2** | **162,979** | **1,045.0** |

The Group has at its disposal treasury shares to finance these plans. When held or sold, an option right does not give rights to receive a dividend nor to vote.

## 8. Other operating income

| *in millions of Swiss francs* | 2008 | 2007 |
|---|---|---|
| Gains on fixed assets disposal | 2 | 1 |
| Interest on accounts receivable-trade | 2 | 1 |
| Royalty income | 1 | - |
| Other income | 7 | 8 |
| **Total other operating income** | **12** | **10** |

## 9. Other operating expense

| *in millions of Swiss francs* | 2008 | 2007 |
|---|---|---|
| Restructuring expenses | 1 | - |
| Impairment of long lived assets | 31 | 14 |
| Losses on fixed assets disposals | 5 | 2 |
| Business related information management project costs | 9 | 9 |
| Quest integration expenses | 77 | 194 |
| Other business taxes | 9 | 14 |
| Other expenses | 18 | 21 |
| **Total other operating expense** | **150** | **254** |

In the year ended 31 December 2008, the Group incurred significant expenses in connection with the combination with Quest International. Integration related charges of CHF 77 million (2007: CHF 194 million) and assets impairment of CHF 31 million (2007: CHF 14 million) have been recognised in the other operating expense. Refer also to Note 19 on property, plant and equipment and Note 23 on provisions.

## 10. Financing costs

| in millions of Swiss francs | 2008 | 2007 |
|---|---|---|
| Interest expense | 118 | 121 |
| Derivative interest losses | 12 | 2 |
| Mandatory conversion feature of the Mandatory Convertible Securities | 17 | 14 |
| Amortisation of debt discounts | 6 | 4 |
| **Total financing costs** | **153** | **141** |

## 11. Other financial (income) expense, net

| in millions of Swiss francs | 2008 | 2007 |
|---|---|---|
| Gains from available-for-sale financial assets | (5) | (12) |
| Losses from available-for-sale financial assets | 2 | 3 |
| Realised gains from available-for-sale financial assets removed from equity | - | (2) |
| Realised losses from available-for-sale financial assets removed from equity | 7 | 1 |
| Interest income | (7) | (9) |
| Dividend income | - | (1) |
| Impairment of available-for-sale financial assets | 6 | 1 |
| Fair value and realised (gains) losses from derivatives instruments, net (at fair value through income statement) | (92) | (27) |
| Fair value and realised (gains) losses from own equity instruments, net | 29 | 2 |
| Exchange (gains) losses, net | 133 | 47 |
| Capital taxes and other non business taxes | 7 | 7 |
| Other (income) expense, net | (9) | 6 |
| **Total other financial (income) expense, net** | **71** | **16** |

## 12. Jointly controlled entities

| Name of joint venture | Principal activity | Country of incorporation | Ownership interest |
|---|---|---|---|
| TecnoScent | Olfactory receptor research | Belgium | 50% |

Summarised financial information in respect of the Group's joint venture is set out below. The following net assets represent 100% of the jointly controlled entity:

| **As at 31 December** *in millions of Swiss francs* | 2008 | 2007 |
|---|---|---|
| Current assets | 8 | 10 |
| Non-current assets | 13 | 10 |
| Current liabilities | (2) | (1) |
| Non-current liabilities | (3) | - |
| **Total net assets of joint venture** | **16** | **19** |

The joint venture's revenue and profit for the period are less than CHF 2 million in 2008 (2007: less than CHF 1 million).

## 13. Income taxes

Amounts charged (credited) in the consolidated income statement are as follows:

| in millions of Swiss francs | 2008 | 2007[a] |
|---|---|---|
| Current income taxes | 83 | 108 |
| Adjustments of current tax of prior years | 4 | (2) |
| Deferred income taxes | (44) | (35) |
| **Total income tax expenses** | **43** | **71** |

*a) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

Since the Group operates globally, it is liable for income taxes in many different tax jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Differences between the final tax outcome and the amounts that were initially recorded impact the current and deferred taxes in the period in which such determinations are made.

The Group calculates its average applicable tax rate as a weighted average of the tax rates in the tax jurisdictions in which the Group operates, including tax credits and withholding tax on dividends, interest and royalties.

The Group's effective tax rate differs from the Group's average expected tax rate as follows:

| | 2008 | 2007[a] |
|---|---|---|
| **Group's average applicable tax rate** | **24%** | **24%** |
| ***Tax effect of*** | | |
| Income not taxable | (2)% | (1)% |
| Expenses not deductible | 3% | 8% |
| Adjustments of income taxes of prior years – Tastemaker | | 17% |
| Other adjustments of income taxes of prior years | 2% | (2)% |
| Other differences | 1% | (3)% |
| **Group's effective tax rate** | **28%** | **43%** |

*a) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

The variation in the Group's average applicable tax rate is caused by changes in volumes, product mix and profitability of the Group's subsidiaries in the various jurisdictions, as well as changes in local statutory tax rates.

**Income tax assets and liabilities**

Amounts recognised in the balance sheet related to income taxes are as follows:

| **As at 31 December**<br>*in millions of Swiss francs* | 2008 | 2007 |
|---|---|---|
| Current income tax assets | 33 | 19 |
| Current income tax liabilities | (50) | (57) |
| **Total net current income tax asset (liability)** | **(17)** | **(38)** |

| **As at 31 December**<br>*in millions of Swiss francs* | 2008 | 2007[a] |
|---|---|---|
| Deferred income tax assets | 59 | 157 |
| Deferred income tax liabilities | (179) | (316) |
| **Total net deferred income tax asset (liability)** | **(120)** | **(159)** |

*a) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

Amounts recognised in the balance sheet for deferred taxes are reported as non-current assets and non-current liabilities, a portion of which are current and will be charged or credited to the consolidated income statement during 2009.

Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable. Deferred tax assets of CHF 14 million have been recognised in 2008 in loss making entities. To the extent that the utilisation of these deferred tax assets is dependent on future taxable profits in excess of the reversal of existing temporary differences, management considers it is probable that these tax losses can be used against additional future taxable profits based on its business projections for these entities. The Group has no material unrecognised tax losses.

Deferred income tax liabilities have not been established for withholding tax and other taxes that would be payable on the unremitted earnings of certain foreign subsidiaries, as such amounts are currently regarded as permanently reinvested. The related temporary differences, amount to CHF 106 million as at 31 December 2008 (2007: CHF 73 million).

Deferred income tax assets and liabilities and the related deferred income tax charges are attributable to the following items:

| 2008<br>*in millions of Swiss francs* | Property, plant & equipment | Intangible assets | Pension plans | Tax loss carry forward | Other temporary differences | Total |
|---|---|---|---|---|---|---|
| Net deferred income tax asset (liability) as at 1 January[a] | (101) | (202) | 89 | 11 | 44 | (159) |
| (Credited) charged to consolidated income statement | 17 | 78 | (39) | 14 | (26) | 44 |
| (Credited) debited to equity | | | | | - | - |
| Currency translation effects | (1) | (4) | (4) | (5) | 9 | (5) |
| **Net deferred income tax asset (liability) as at 31 December** | **(85)** | **(128)** | **46** | **20** | **27** | **(120)** |

a) *The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

| 2007<br>*in millions of Swiss francs* | Property, plant & equipment | Intangible assets | Pension plans | Tax loss carry forward | Other temporary differences | Total |
|---|---|---|---|---|---|---|
| Net deferred income tax asset (liability) as at 1 January | (62) | 15 | 54 | | 8 | 15 |
| (Credited) charged to consolidated income statement | (9) | 2 | 10 | 11 | 21 | 35 |
| (Credited) debited to equity | | | | | 1 | 1 |
| Acquisition of subsidiaries[a] | (32) | (220) | 30 | | 30 | (192) |
| Currency translation effects | 2 | 1 | (5) | | (16) | (18) |
| **Net deferred income tax asset (liability) as at 31 December[a]** | **(101)** | **(202)** | **89** | **11** | **44** | **(159)** |

a) *The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

## 14. Minority interests

A minority interest represents the interests of third-party shareholders in the net results of the operations and the net assets of subsidiaries in Thailand and Venezuela (minority interest arising on business combinations). Neither of these subsidiaries is fully owned by the Group, either directly or indirectly.

## 15. Earnings per share

### Basic earnings per share

Basic earning per share is calculated by dividing the net income attributable to shareholders by the weighted average number of shares outstanding:

| | 2008 | 2007[a] |
|---|---|---|
| **Income attributable to equity holder of the parent (CHF million)** | **111** | **93** |
| ***Weighted average number of shares outstanding*** | | |
| Ordinary shares | 7,270,340 | 7,261,240 |
| Treasury shares | (158,366) | (171,456) |
| **Net weighted average number of shares outstanding** | **7,111,974** | **7,089,784** |
| **Basic earnings per share (CHF)** | **15.61** | **13.12** |

a) *The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

### Diluted earnings per share

For the calculation of diluted earnings per share, the weighted average number of shares outstanding is adjusted to assume conversion of all potentially dilutive shares:

| | 2008 | 2007[a] |
|---|---|---|
| **Income attributable to equity holder of the parent (CHF million)** | **111** | **93** |
| **Weighted average number of shares outstanding for diluted earnings per share of 48,198 (2007: 30,443)** | **7,160,172** | **7,120,227** |
| **Diluted earnings per share (CHF)** | **15.50** | **13.06** |

a) *The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

## 16. Available-for-sale financial assets

| *in millions of Swiss francs* | 2008 | 2007 |
|---|---|---|
| Equity securities[a] | 91 | 160 |
| Bonds and debentures | 115 | 169 |
| **Balance as at 31 December** | **206** | **329** |
| Current assets | 91 | 159 |
| Non-current assets | 115 | 170 |
| **Balance as at 31 December** | **206** | **329** |

*a) In 2008 and 2007 no equity securities were restricted for sale*

## 17. Accounts receivable – trade

| *in millions of Swiss francs* | 2008 | 2007 |
|---|---|---|
| Accounts receivable | 679 | 759 |
| Notes receivable | 5 | 8 |
| Less: provision for impairment | (20) | (19) |
| **Balance as at 31 December** | **664** | **748** |

Ageing of past due but not impaired:

| *in millions of Swiss francs* | 2008 | 2007 |
|---|---|---|
| Neither past due nor impaired | 531 | 588 |
| Less than 30 days | 101 | 129 |
| 30 – 60 days | 26 | 22 |
| 60 – 90 days | 11 | 8 |
| Above 90 days | 15 | 20 |
| Less: provision for impairment | (20) | (19) |
| **Balance as at 31 December** | **664** | **748** |

Movement in the provision for impairment of accounts receivable – trade:

| *in millions of Swiss francs* | 2008 | 2007 |
|---|---|---|
| **Balance as at 1 January** | **(19)** | **(10)** |
| Increase in provision for impairment recognised in consolidated income statement | (8) | (9) |
| Amounts written off as uncollectible | 3 | 3 |
| Reversal of provision for impairment | 1 | 4 |
| Acquisition of subsidiaries | - | (7) |
| Currency translation effects | 3 | - |
| **Balance as at 31 December** | **(20)** | **(19)** |

No significant impairment charge has been recognised in the consolidated income statement in 2008 or 2007, therefore the quality of not past due or impaired loans is considered good. The carrying amount of accounts receivable trade corresponds to the fair value.

## 18. Inventories

| *in millions of Swiss francs* | 2008 | 2007 |
|---|---|---|
| Raw materials and supplies | 389 | 446 |
| Work in process | 32 | 40 |
| Finished goods | 364 | 322 |
| Less: allowance for slow moving and obsolete inventories | (30) | (28) |
| **Balance as at 31 December** | **755** | **780** |

At 31 December 2008 and 2007 no significant inventory was valued at net realisable value.

## 19. Property, plant and equipment

| **2008**<br>*in millions of Swiss francs* | Land | Buildings and land improvements | Machinery, equipment and vehicles | Construction in progress | Total |
|---|---|---|---|---|---|
| ***Net book value*** | | | | | |
| **Balance as at 1 January** | **160** | **664** | **655** | **109** | **1,588** |
| Additions | 3 | 5 | 16 | 170 | 194 |
| Disposals | | (3) | (4) | (2) | (9) |
| Transfers | (22) | 117 | 90 | (185) | |
| Impairment | - | (10) | (21) | - | (31) |
| Depreciation | | (28) | (95) | | (123) |
| Divestments | | (3) | (3) | | (6) |
| Currency translation effects | (16) | (50) | (52) | (9) | (127) |
| **Balance as at 31 December** | **125** | **692** | **586** | **83** | **1,486** |
| Cost | 126 | 1,035 | 1,478 | 83 | 2,722 |
| Accumulated depreciation | | (322) | (872) | | (1,194) |
| Accumulated impairment | (1) | (21) | (20) | | (42) |
| **Balance as at 31 December** | **125** | **692** | **586** | **83** | **1,486** |

| **2007**<br>*in millions of Swiss francs* | Land | Buildings and land improvements | Machinery, equipment and vehicles | Construction in progress | Total |
|---|---|---|---|---|---|
| ***Net book value*** | | | | | |
| **Balance as at 1 January** | **58** | **508** | **514** | **60** | **1,140** |
| Additions | | 6 | 28 | 160 | 194 |
| Disposals | - | - | (2) | | (2) |
| Transfers | | 54 | 79 | (133) | |
| Impairment | (1) | (8) | (5) | | (14) |
| Depreciation | | (27) | (93) | | (120) |
| Acquisition of subsidiaries | 107 | 142 | 140 | 26 | 415 |
| Currency translation effects | (4) | (11) | (6) | (4) | (25) |
| **Balance as at 31 December** | **160** | **664** | **655** | **109** | **1,588** |
| Cost | 162 | 1,004 | 1,519 | 109 | 2,794 |
| Accumulated depreciation | | (318) | (855) | | (1,173) |
| Accumulated impairment | (2) | (22) | (9) | | (33) |
| **Balance as at 31 December** | **160** | **664** | **655** | **109** | **1,588** |

In 2008, the Group completed the construction of its East Hanover Fragrance Creative Centre, NJ, with inauguration in December 2008. Total cost of the centre was CHF 65 million. The Group also acquired a previously leased facility in Paris, France for a total cost of CHF 23 million. In the Flavours Division, the Group continued its investment and expansion of its US facilities.

In 2008, the Group continued the integration of Quest International business activities by concentrating resources and locations. These actions resulted in various asset impairment losses of CHF 31 million. (2007: CHF 14 million).

At 31 December, the Group had operating lease commitments for the following future minimum payments under non-cancellable operating leases:

| *In millions of Swiss francs* | 2008 | 2007 |
|---|---|---|
| Within one year | 17 | 16 |
| Within two to five years | 38 | 37 |
| Thereafter | 21 | 13 |
| **Total minimum payments** | **76** | **66** |

The 2008 charge in the consolidated income statement for all operating leases was CHF 41 million (2007: CHF 46 million).

The Group has capital commitments for the purchase or construction of property, plant and equipment totalling CHF 20 million (2007: CHF 9 million).

Fire insurance value of property, plant and equipment amounted to CHF 3,610 million in 2008 (2007: CHF 3,654 million).

## 20. Intangible assets

| **2008**<br>*in millions of Swiss francs* | Goodwill | Intellectual property rights | Process-oriented technology and other | Software/ ERP system | Contracts | Clients relation-ships | Total |
|---|---|---|---|---|---|---|---|
| ***Net book value*** | | | | | | | |
| **Balance as at 1 January** | **2,319** | **243** | **663** | **86** | **63** | **301** | **3,675** |
| Additions | | | 3 | 73 | | | 76 |
| Disposals | | | | | | | |
| Adjustment[a] | (53) | | | | | | (53) |
| Impairment | | | | | | | |
| Amortisation | | (17) | (124) | (6) | (63) | (22) | (232) |
| Divestments | (6) | | | | | | (6) |
| Currency translation effects | (372) | | (8) | - | | 3 | (377) |
| **Balance as at 31 December** | **1,888** | **226** | **534** | **153** | | **282** | **3,083** |
| Cost | 1,888 | 339 | 765 | 164 | 142 | 321 | 3,619 |
| Accumulated amortisation | | (113) | (231) | (11) | (142) | (39) | (536) |
| **Balance as at 31 December** | **1,888** | **226** | **534** | **153** | | **282** | **3,083** |

a) *The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

| 2007<br>*in millions of Swiss francs* | Goodwill | Intellectual property rights | Process-oriented technology and other | Software/ ERP system | Contracts | Clients relation-ships | Total |
|---|---|---|---|---|---|---|---|
| ***Net book value*** | | | | | | | |
| **Balance as at 1 January** | **1,037** | **260** | **10** | **24** | | | **1,331** |
| Additions | | | 4 | 54 | | | 58 |
| Acquisition of subsidiaries[a] | 1,350 | | 746 | 13 | 142 | 324 | 2,575 |
| Disposals | | | | | | | |
| Impairment | | | | | | | |
| Amortisation | | (17) | (104) | (6) | (79) | (18) | (224) |
| Currency translation effects | (68) | | 7 | 1 | | (5) | (65) |
| **Balance as at 31 December** | **2,319** | **243** | **663** | **86** | **63** | **301** | **3,675** |
| Cost | 2,319 | 339 | 773 | 92 | 142 | 319 | 3,984 |
| Accumulated amortisation | | (96) | (110) | (6) | (79) | (18) | (309) |
| **Balance as at 31 December** | **2,319** | **243** | **663** | **86** | **63** | **301** | **3,675** |

*a) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this financial report).*

### Impairment test for goodwill

Goodwill is allocated to the Group's cash-generating units (CGUs) which are defined as the Fragrance Division and the Flavour Division. Goodwill allocated to these two CGUs was CHF 518 million (2007: CHF 725 million) to the Fragrance Division and CHF 1,370 million (2007: CHF 1,594 million) to the Flavour Division.

The recoverable amount of each CGU has been determined based on value in use calculations. These calculations use pre-tax cash flow projections based on financial business plans and budgets approved by management covering a five-year period, as well as a terminal value.

The basis of the key assumptions is market growth adjusted for estimated market share gains. Operating costs are based on past performance adjusted for expected efficiency improvements. A discount rate of 6.3% (2007: 8.2%) was applied to cash flow projections of the Fragrance Division and a discount rate of 6.3% (2007: 8.2%) was applied to cash flow projections of the Flavour Division. These discount rates are pre-tax and reflect specific risks relating to each Division.

No impairment loss in either division resulted from the impairment tests for goodwill.

### Intellectual property rights

As part of the acquisition of Food Ingredients Specialties (FIS), the Group acquired intellectual property rights, predominantly consisting of know-how being inseparable processes, formulas and recipes.

### Process-oriented technology and other

This consists mainly of process-oriented technology, formulas, molecules and delivery systems acquired when the Group purchased IBF and Quest International.

### Software/ERP system

This consists of the future Group ERP system development costs incurred since September 2006 and the Quest International ERP system.

### Contracts

As part of the acquisition of Quest International, the Group signed a non-competition agreement.

### Client relationships

As part of the acquisition of Quest International, the Group acquired client relationships in the Flavour and Fragrance Divisions, mainly consisting of client relationships to key customers.

The residual useful lives of the acquired intangible assets carried at cost, being their fair value at acquisition date, are determined in accordance with the principles set out in Note 2.19.

Remaining useful lives of major classes of amortisable intangible assets are as follows:

| | |
|---|---|
| Software/ERP system | 0.2 years |
| Process-oriented technology | 13.2 years |
| Client relationships | 13.2 years |
| Intellectual property rights | 18.2 years |

In 2007 the Group entered into a research collaboration and licensing agreement with Redpoint Bio Corporation. The obligations and other commercial commitments, and the effect these obligations and commitments are expected to have on the Group's liquidity and cash flow in future periods, are summarised in the table below:

**Payments due by period**

| *in millions of Swiss francs* | 2009 | 2010 | Total |
|---|---|---|---|
| **Total contractual obligations** | **3** | **2** | **5** |

In addition to the research funding, the Group is committed to certain milestone payments upon identification of a lead, as well as ongoing royalties upon commercialisation of a molecule.

## 21. Debt

| **2008** *in millions of Swiss francs* | Within 1 to 3 years | Within 3 to 5 years | Thereafter | Total long-term | Short-term within 1 year | Total |
|---|---|---|---|---|---|---|
| ***Floating rate debt*** | | | | | | |
| Bank borrowings | | | | | 156 | 156 |
| Syndicated loan – unhedged part | | 375 | | 375 | | 375 |
| Bank overdrafts | | | | | 38 | 38 |
| **Total floating rate debt** | | **375** | | **375** | **194** | **569** |
| ***Fixed rate debt*** | | | | | | |
| Straight bonds | 274 | 298 | | 572 | | 572 |
| Private placements | 69 | 217 | 242 | 528 | 88 | 616 |
| Syndicated loan – hedged part | | 1,100 | | 1,100 | | 1,100 |
| Mandatory Convertible Securities (MCS) | 744 | | | 744 | | 744 |
| **Total fixed rate debt** | **1,087** | **1,615** | **242** | **2,944** | **88** | **3,032** |
| **Balance as at 31 December** | **1,087** | **1,990** | **242** | **3,319** | **282** | **3,601** |
| **Balance as at 31 December (excluding MCS)** | **343** | **1,990** | **242** | **2,575** | **282** | **2,857** |

| **2007** *in millions of Swiss francs* | Within 1 to 3 years | Within 3 to 5 years | Thereafter | Total long-term | Short-term within 1 year | Total |
|---|---|---|---|---|---|---|
| ***Floating rate debt*** | | | | | | |
| Bank borrowings | 12 | | | 12 | 147 | 159 |
| Syndicated loan – unhedged part | | 425 | | 425 | | 425 |
| Bank overdrafts | | | | | 47 | 47 |
| **Total floating rate debt** | **12** | **425** | | **437** | **194** | **631** |
| ***Fixed rate debt*** | | | | | | |
| Straight bonds | | 575 | | 575 | | 575 |
| Private placements | 125 | 36 | 479 | 640 | 34 | 674 |
| Syndicated loan – hedged part | | 1,100 | | 1,100 | | 1,100 |
| Mandatory Convertible Securities (MCS) | 739 | | | 739 | | 739 |
| **Total fixed rate debt** | **864** | **1,711** | **479** | **3,054** | **34** | **3,088** |
| **Balance as at 31 December** | **876** | **2,136** | **479** | **3,491** | **228** | **3,719** |
| **Balance as at 31 December (excluding MCS)** | **137** | **2,136** | **479** | **2,752** | **228** | **2,980** |

As at 31 December 2008 the fair value of long-term debt was CHF 3,119 million (2007: CHF 3,483 million). The fair value calculation of the debt is based on published price quotations in active markets for debt instruments.

On 7 February 2003 the Group entered into a private placement for a total amount of CHF 50 million. The private placement was made by Givaudan SA. It is redeemable in 2009 with an annual interest rate of 2.9%.

On 28 May 2003 the Group entered into a private placement for a total amount of USD 220 million. The private placement was made by Givaudan United States, Inc. It is redeemable by instalments at various times beginning on May 2008 through May 2015 with annual interest rates ranging from 3.65% to 5.00%. There are various covenants contained in the transaction covering conditions on net worth, indebtedness and disposition of assets of Givaudan United States, Inc. Until now, Givaudan United States, Inc has been in full compliance with the covenants set. Givaudan United States Inc. redeemed USD 30 million of this placement in May 2008, the total outstanding at 31 December 2008 being USD 190 million (CHF 203 million).

On 9 July 2003 the Group entered into a private placement for a total amount of CHF 100 million. The private placement was made by Givaudan SA. It is redeemable in 2013 with an annual interest rate of 3.3%.

On 16 April 2004 the Group entered into a private placement for a total amount of USD 200 million (equivalent to CHF 213 million). The private placement was made by Givaudan United States, Inc. It matures at various times in instalments beginning May 2009 through May 2016 with annual interest rates ranging from 4.16% to 5.49%. There are various covenants contained in the transaction covering conditions on net worth, indebtedness and disposition of assets of Givaudan United States, Inc. Until now, Givaudan United States, Inc has been in full compliance with the covenants set.

On 11 May 2005 the Group issued a 2.25% straight bond 2005-2012 with a nominal value of CHF 300 million. The bond was issued by Givaudan Finance SA and is guaranteed by Givaudan SA.

The acquisition of Quest International was financed through a 5 year syndicated loan of CHF 1.9 billion granted to Givaudan SA, a Mandatory Convertible Securities (MCS) of CHF 750 million issued by Givaudan Nederland Finance BV; and cash received from the sale of shares previously purchased under a share buy back programme.

On 1 March 2007 Givaudan Nederland BV issued the MCS. The principal amount of the MCS is CHF 750 million, bears interest at 5.375% with a maturity date of 1 March 2010 and is guaranteed by Givaudan SA. The MCS is convertible into registered Givaudan shares 30 trading days before the maturity date.

On 2 March 2007 the Group entered into a syndicated loan agreement for a total amount of CHF 1.9 billion through its holding company, Givaudan SA. The outstanding amount of the syndicated loan at 31 December 2008 is CHF 1,475 million (2007: CHF 1,525 million) of which CHF 1,100 million (2007: 1,100 million) is based on a fixed rate of 2.84% (2007: 2.84%) in average, CHF 375 million (2007: CHF 425 million) is based on 1-month CHF LIBOR, the weighted average interest rate of the total syndicated loan borrowing is 3.10% (2007: 3.45%) at 31 December 2008. This syndicated loan contains a covenant with externally imposed capital requirements. The Group was in compliance with these requirements as at 31 December 2008.

On 23 May 2007 the Group entered into a private placement for a total amount of CHF 50 million with maturity 21 May 2014, with an annual interest rate of 3.125%. The private placement was made by Givaudan SA.

On 18 October 2007 the Group issued a 3.375% 4-year public bond (maturity 18 October 2011) with a nominal value of CHF 275 million. The bond was issued by Givaudan SA.

The carrying amounts of the Group's debt are denominated in the following currencies:

| *in millions of Swiss francs* | 2008 | 2007 |
|---|---|---|
| Swiss Franc | 3,022 | 3,049 |
| US Dollars | 446 | 537 |
| Euro | 27 | 35 |
| Other currencies | 106 | 98 |
| **Total debt as at 31 December** | **3,601** | **3,719** |

The weighted average effective interest rates at the balance sheet date were as follows:

| | 2008 | 2007 |
|---|---|---|
| Amounts due to banks and other financial institutions | 3.1% | 3.5% |
| Private placements | 4.4% | 4.4% |
| Straight bond | 2.8% | 2.8% |
| Mandatory Convertible Securities[a] | 5.4% | 5.4% |

*a) An amount corresponding to the interest rate of 3.1125% is recognised as interest expense and the mandatory conversion feature of the coupon of 2.2625% is recognised separately in financing costs (see Note 10).*

## 22. Derivative financial instruments

In appropriate circumstances the Group uses derivative financial instruments as part of its risk management and trading strategies. This is discussed in the financial risk management section in Note 3 to the consolidated financial statements.

The fair value of trading financial instruments held by the Group is as follows:

| *in millions of Swiss francs* | Note | 2008 Assets | 2008 Liabilities | 2007 Assets | 2007 Liabilities |
|---|---|---|---|---|---|
| ***Foreign currency derivatives*** | 3.2.2 | | | | |
| Forward foreign exchange contracts | | 118 | (43) | 14 | (1) |
| Options | | 1 | (43) | | |
| ***Interest rate derivatives*** | 3.2.3 | | | | |
| Swaps (hedge accounting) | | | (43) | 7 | (3) |
| Basis swap | | | (14) | | |
| ***Other derivatives*** | | | | | |
| Derivatives on debt securities | | 2 | | 4 | |
| Derivatives on raw materials | 3.2.4 | | (10) | | |
| **Total derivative financial instruments** | | **121** | **(153)** | **25** | **(4)** |

In order to protect against the increase of interest rates related to the financing of the acquisition of the Quest International business, the Group has entered into a number of interest rate swaps, whereby it pays fixed and receives floating interest rate until the final maturity of the syndicated loan (see Note 21).

In order to hedge the series of interest payments resulting from the 5 year syndicated loan, Givaudan SA entered into a 5 year interest rate swap transaction, changing the LIBOR 6-months floating rate into a fixed rate. The total amount of the hedged transactions as at 31 December 2008 is CHF 1.1 billion (2007: CHF 1.1 billion). In December 2007, the Group entered into a basis swap deal, changing the LIBOR 6-months floating rate into a LIBOR 1-month floating rate. The Group received an upfront of CHF 2.8 million for this transaction. As a result of this transaction Givaudan SA has changed the basis of syndicated loan borrowing from 6-month to 1-month. The economic result of these transactions is that Givaudan SA pays an average fixed rate of 2.84% for the CHF 1.1 billion tranche of the syndicated loan.

The Group has designated the above transaction as a cash flow hedge. The cash flow hedge was effective during the year.

## 23. Provisions

| 2008<br>*in millions of Swiss francs* | Restructuring from Quest acquisition | Other restructuring | Claims and litigation | Environmental | Others | Total |
|---|---|---|---|---|---|---|
| **Balance as at 1 January** | **49** | **16** | **23** | **24** | **20** | **132** |
| Additional provisions | 46 | 7 | 16 | 2 | 19 | 90 |
| Unused amounts reversed | (2) | | (6) | | - | (8) |
| Utilised during the year | (48) | (8) | (15) | (2) | (2) | (75) |
| Currency translation effects | (6) | - | (3) | (2) | (5) | (16) |
| **Balance as at 31 December** | **39** | **15** | **15** | **22** | **32** | **123** |
| Current liabilities | 7 | 3 | 7 | 5 | 9 | 31 |
| Non-current liabilities | 32 | 12 | 8 | 17 | 23 | 92 |
| **Balance as at 31 December** | **39** | **15** | **15** | **22** | **32** | **123** |

| 2007<br>*in millions of Swiss francs* | Restructuring from Quest acquisition | Other restructuring | Claims and litigation | Environmental | Others | Total |
|---|---|---|---|---|---|---|
| **Balance as at 1 January** | | **12** | **15** | **15** | **3** | **45** |
| Additional provisions | 79 | 8 | 14 | 2 | 5 | 108 |
| Acquisition of subsidiaries | | 10 | - | 9 | 13 | 32 |
| Unused amounts reversed | | (3) | | | - | (3) |
| Utilised during the year | (30) | (10) | (6) | (3) | - | (49) |
| Currency translation effects | | (1) | - | 1 | (1) | (1) |
| **Balance as at 31 December** | **49** | **16** | **23** | **24** | **20** | **132** |
| Current liabilities | 24 | 2 | 10 | 5 | | 41 |
| Non-current liabilities | 25 | 14 | 13 | 19 | 20 | 91 |
| **Balance as at 31 December** | **49** | **16** | **23** | **24** | **20** | **132** |

Significant judgment is required in determining the various provisions. A range of possible outcomes are determined to make reliable estimates of the obligation that is sufficient for the recognition of a provision. Differences between the final obligations and the amounts that were initially recognised impact the consolidated income statement in the period which such determination is made.

### Restructuring provisions from Quest International acquisition

Provisions for the Quest International acquisition have been recognised for compensating Quest International employees as a result of termination of their employment and closing Quest International facilities.

### Other restructuring provisions

Other restructuring provisions, in the line acquisition of subsidiaries, correspond to former Quest International restructuring programmes, as well as Givaudan restructuring provisions announced prior to the Quest International acquisition.

### Claims and litigation

These provisions are made in respect of legal claims brought against the Group and potential litigations. Related estimated legal fees are also included in these provisions.

### Environmental

The material components of the environmental provisions consist of costs to sufficiently clean and refurbish contaminated sites and to treat and where necessary.

### Other provisions

These consist largely of provisions related to "make good" on leased facilities and similar matters.

## 24. Own equity instruments

Details on own equity instruments are as follows:

| As at 31 December 2008 | Settlement | Category | Maturity | Strike price[a] (CHF) | in equivalent shares | Fair value in millions CHF |
|---|---|---|---|---|---|---|
| Registered shares | | Equity | | | 158,245 | 131 |
| Written calls | Gross shares | Equity | 2009 - 2013 | 656.4 - 1,250.0 | 443,996 | 37 |
| Purchased calls | Net cash | Derivative | 2009 - 2013 | 656.4 - 1,250.0 | 192,039 | 14 |
| Purchased calls | Gross shares | Equity | 2010 - 2012 | 805.0 - 1,250.0 | 420 | - |
| Written puts | Gross shares | Financial liability | 2009 | 833.0 - 910.0 | 35,000 | 30 |

*a) Strike price of options have been adjusted consecutively to the approval by the shareholders, at the Annual General Meetings held on 16 April 2004 and on 27 April 2005, to distribute extraordinary dividends.*

| As at 31 December 2007 | Settlement | Category | Maturity | Strike price[a] (CHF) | in equivalent shares | Fair value in millions CHF |
|---|---|---|---|---|---|---|
| Registered shares | | Equity | | | 171,831 | 187 |
| Written calls | Gross shares | Equity | 2008 - 2012 | 525.0 - 1,250.0 | 357,179 | 90 |
| Purchased calls | Net cash | Derivative | 2008 - 2012 | 509.7 - 1,250.0 | 163,374 | 39 |
| Written puts | Gross shares | Financial liability | 2008 | 1,000.0 | 15,000 | 15 |

*a) Strike price of options have been adjusted consecutively to the approval by the shareholders, at the Annual General Meetings held on 16 April 2004 and on 27 April 2005, to distribute extraordinary dividends.*

## 25. Equity

### Share capital

As at 31 December 2008, the share capital amounts to CHF 72,703,400, divided into 7,270,340 fully paid-up registered shares, with a nominal value of CHF 10.00 each. Every share gives the right to one vote.

The Board of Directors has at its disposal conditional capital of a maximum aggregate amount of CHF 10,618,200 that may be issued through a maximum of 1,061,820 registered shares, of which a maximum of CHF 1,618,200 can be used for executive share option plans. The Board of Directors was authorised until 7 April 2008 to increase the share capital by up to CHF 10,000,000 through the issuance of a maximum of 1,000,000 fully paid-in registered shares with a par value of CHF 10.00 per share. At the Annual General Meeting on 26 March 2008, the shareholders approved the extension of the existing authorised capital of CHF 10,000,000 until 26 March 2010.

On 29 March 2007, 38,180 shares were issued as conditional capital in order to fulfil obligations relating to the executive share option plans.

Movements in own shares are as follows:

| 2008 | Number | Price in Swiss francs High | Average | Low | Total in millions of Swiss francs |
|---|---|---|---|---|---|
| **Balance as at 1 January** | **171,831** | | | | **178** |
| Purchases at cost | 34,227 | 1,036.87 | 987.67 | 861.50 | 34 |
| Sales and transfers at cost | (47,813) | 1,060.56 | 1,042.86 | 913.13 | (48) |
| Issuance of shares | | | | | |
| (Gain) loss, net recognised in equity | | | | | (2) |
| **Movement on derivatives on own shares, net** | | | | | **(5)** |
| **Balance as at 31 December** | **158,245** | | | | **157** |

| 2007 | Number | Price in Swiss francs High | Average | Low | Total in millions of Swiss francs |
|---|---|---|---|---|---|
| **Balance as at 1 January** | **173,512** | | | | **136** |
| Purchases at cost | 800 | 1,056.25 | 1,056.25 | 1,056.25 | 1 |
| Sales and transfers at cost | (40,661) | 1,125.00 | 1,124.08 | 1,110.00 | (41) |
| Issuance of shares | 38,180 | 1,125.00 | 1,125.00 | 1,125.00 | 43 |
| (Gain) loss, net recognised in equity | | | | | (5) |
| **Movement on derivatives on own shares, net** | | | | | **44** |
| **Balance as at 31 December** | **171,831** | | | | **178** |

### Restricted retained earnings and reserves

Restricted retained earnings and reserves include reserves required by statute or other local law in order to give to creditors an added measure of protection from the effects of losses. They also include any amounts received in excess of the par or stated value of registered shares issued.

### Dividend distributions

At the Annual General Meeting held on 26 March 2008, the distribution of an ordinary dividend of CHF 19.50 gross per share (2007: ordinary dividend of CHF 18.80) was approved. The ordinary dividend was paid on 31 May 2008. The distribution to holders of outstanding shares amounted to CHF 139 million and has been charged to retained earnings in 2008.

## 26. Contingent liabilities

From time to time and in varying degrees, Group operations and earnings continue to be affected by political, legislative, fiscal and regulatory developments, including those relating to environmental protection, in the countries in which it operates.

The activities in which the Group is engaged are also subject to physical risks of various kinds. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings are not predictable.

## 27. Related parties

Transactions between Givaudan SA and its subsidiaries, which are related parties of Givaudan SA, have been eliminated on consolidation and are not disclosed in this note.

### Compensation of key management personnel

The compensation of the Board of Directors and the Executive Committee during the year was as follows:

| *in millions of Swiss francs* | 2008 | 2007 |
|---|---|---|
| Salaries and other short-term benefits | 9 | 8 |
| Post-employment benefits | 1 | 1 |
| Other long-term benefits | | |
| Share-based payments | - | 3 |
| **Total compensation** | **10** | **12** |

In 2007, the Group entered into a joint venture agreement with ChemCom SA, a leader in the field of olfactory receptor technology. Givaudan invested CHF 10 million in this joint venture.

There are no other significant related party transactions.

## 28. Board of Directors and Executive Committee compensation

### Compensation of members of the Board of Directors

Compensation of Board members consists of Director Fees and Committee fees. These fees are paid shortly after the Annual General Meeting for year in office completed. In addition, each Board member is entitled to participate in the stock option plan of the company. With the exception of the Chairman, each Board member receives an amount for out-of-pocket expenses. This amount of CHF 10,000 is paid for the coming year in office. The options are also granted for the same period.

The compensation of the Board of Directors during the year was as follows:

| 2008<br>*in Swiss francs* | Jürg Witmer Chairman | André Hoffmann | Andres F. Leuenberger[b] | Dietrich Fuhrmann | Peter Kappeler | John Marthinsen | Nabil Sakkab[a] | Henner Schierenbeck | Total remuneration |
|---|---|---|---|---|---|---|---|---|---|
| Director fees | 320,000 | 80,000 | 80,000 | 80,000 | 80,000 | 80,000 | | 80,000 | 800,000 |
| Other cash compensation[c] | 40,000 | | | | | | | | 40,000 |
| Committee fees | 30,000 | 20,000 | 30,000 | 40,000 | 40,000 | 20,000 | | 40,000 | 220,000 |
| **Total cash** | **390,000** | **100,000** | **110,000** | **120,000** | **120,000** | **100,000** | | **120,000** | **1,060,000** |
| Number of options granted[d] | 26,800 | 6,700 | | 6,700 | 6,700 | 6,700 | 6,700 | 6,700 | 67,000 |
| Value at grant[e] | 381,364 | 95,341 | | 95,341 | 95,341 | 95,341 | 95,341 | 95,341 | 953,410 |
| **Total remuneration** | **771,364** | **195,341** | **110,000** | **215,341** | **215,341** | **195,341** | **95,341** | **215,341** | **2,013,410** |

*a) Joined the Board of Directors on 26 March 2008.*

*b) Retired from the Board of Directors on 26 March 2008.*

*c) Represents compensation for additional duties as indicated in the 2006 Annual Report.*

*d) Options vest on 4 March 2010.*

*e) Economic value at grant based on a Black & Scholes model, with no discount applied for the vesting period.*

Payment to Board members for out-of-pocket expenses amounted to CHF 60,000.

### Other compensation, fees and loans to members or former members of the Board

No additional compensation or fees were paid to any member of the Board.

No Board member had any loan outstanding as at 31 December 2008.

### Special compensation of members of the Board who left the company during the reporting period

No such compensation was incurred during the reporting period.

### Additional fees and loans

No additional fees and/or compensation were paid during the reporting period to any member of the Board. No Board member had any loan outstanding as at 31 December 2008.

The compensation of the Executive Committee during the year was as follows:

| *in Swiss francs* | Gilles Andrier CEO | Executive Committee members (excl. CEO)[a] | Total remuneration 2008 | Total remuneration 2007 |
|---|---|---|---|---|
| Base salary | 942,380 | 2,345,510 | 3,287,890 | 2,963,691 |
| Annual incentive[b] | 607,973 | 1,563,863 | 2,171,836 | 2,236,522 |
| **Total cash** | **1,550,353** | **3,909,373** | **5,459,726** | **5,200,213** |
| Pension benefits[c] | 252,810 | 368,539 | 621,349 | 584,438 |
| Other benefits[d] | 235,258 | 652,792 | 888,050 | 748,795 |
| Number of options granted[e] | 60,000 | 180,000 | 240,000 | 240,000 |
| Value at grant[f] | 853,800 | 2,561,400 | 3,415,200 | 3,403,200 |
| Number of performance shares granted[g] | 3,000 | 6,900 | 9,900 | |
| Annualised value at grant[h] | 533,580 | 1,227,234 | 1,760,814 | |
| **Total remuneration** | **3,425,801** | **8,719,338** | **12,145,139** | **9,936,646** |

*a) Represents full year compensation of five Executive Committee members.*

*b) Annual incentive paid in March 2008 based on year 2007 performance.*

*c) Company contributions to broad-based pension and retirement savings plans and annualised expense accrued for supplementary executive retirement benefit.*

*d) Represents annualised value of health & welfare plans, international assignment benefits and other benefits in kind. Contributions to compulsory social security schemes are excluded.*

*e) Options vest on 4 March 2010.*

*f) Economic value at grant based on a Black & Scholes model, with no discount applied for the vesting period.*

*g) Performance shares are granted for the 5 year period 2008-2012 and vest on 1 March 2013.*

*h) Annualised value at grant calculated according to IFRS methodology.*

**Other compensation, fees and loans to members or former members of the Executive Committee**

No other compensation or fees were accrued for or paid to any member or former member of the Executive Committee during the reporting period. No member or former member of the Executive Committee had any loan outstanding as at 31 December 2008.

**Special compensation of members of the Executive Committee who left the company during the reporting period**

No such compensation was incurred during the reporting period.

**Ownership of shares**

Details on the Givaudan share based payment plans are described in Note 7.

The following share options or option rights were granted during the corresponding periods and are still owned by the members of the Board, the CEO and members of the Executive Committee as at 31 December 2008:

| **2008** | | Share options / Option rights | | | | |
|---|---|---|---|---|---|---|
| *in number* | Shares | Maturity 2009 | Maturity 2010 | Maturity 2011 | Maturity 2012 | Maturity 2013 |
| Jürg Witmer, Chairman | 1,000 | | 33,000 | 20,100 | 26,800 | 26,800 |
| André Hoffmann[a] | 136,170 | 6,000 | 6,000 | 6,700 | 6,700 | 6,700 |
| Dietrich Fuhrmann | 5 | 6,000 | 6,000 | 6,700 | 6,700 | 6,700 |
| Peter Kappeler | 10 | | | 3,000 | 6,700 | 6,700 |
| John Marthinsen | 100 | | 6,000 | 6,700 | 6,700 | 6,700 |
| Nabil Sakkab | | | | | | 6,700 |
| Henner Schierenbeck | 100 | | | 6,700 | 6,700 | 6,700 |
| **Total Board of Directors** | **137,385** | **12,000** | **51,000** | **49,900** | **60,300** | **67,000** |
| Gilles Andrier, CEO | | | | 60,000 | 60,000 | 60,000 |
| Matthias Währen | | | 5,000 | 40,000 | 40,000 | 40,000 |
| Mauricio Graber | 100 | | | 27,500 | 40,000 | 40,000 |
| Michael Carlos | | | 40,000 | 40,000 | 40,000 | 40,000 |
| Joe Fabbri | 210 | 1,500 | 15,000 | 15,000 | 30,000 | 30,000 |
| Adrien Gonckel | 20 | | 20,000 | 30,000 | 30,000 | 30,000 |
| **Total Executive Committee** | **330** | **1,500** | **80,000** | **212,500** | **240,000** | **240,000** |

*a) The following Givaudan derivatives were also held by Mr Hoffmann as at 31 December 2008:*
*- 60,000 OTC call options UBS AG 2008-26.08.2010 SSL GIV (Value no. 4103209)*
*- 70,000 OTC call options UBS AG 2008-20.08.2010 SSL GIV (Value no. 4103156)*

The company is not aware of any ownership of share options or option rights as at 31 December 2008 by persons closely connected to the Board of Directors.

One person closely connected to a member of the Executive Committee owned 8,000 option rights (2,000 maturing in 2011 and 3,000 maturing in 2012 and 3,000 maturing in 2013) as at 31 December 2008.

There are no other significant related party transactions.

### Ownership of share options

Givaudan's share options are fully tradable after vesting. Details on the Givaudan share-based payment plans are described in Note 7.

The following share options were granted to members of the Board during the corresponding periods and are still owned by them as at 31 December 2008:

| Year of grant | Maturity date | Vesting date | Ticker | Strike price[a] (CHF) | Ratio (option: share) | Option value at grant date (CHF) | Number of options held |
|---|---|---|---|---|---|---|---|
| 2004 | 18 Mar 2009 | 18 Mar 2006 | GIVOV | 656.4 | 10:1 | 10.87 | 13,000 |
| 2005 | 21 Mar 2010 | 21 Mar 2007 | GIVAB | 805.0 | 10:1 | 10.74 | 51,000 |
| 2006 | 7 Mar 2011 | 6 Mar 2008 | GIVLP | 1,050.0 | 10:1 | 12.07 | 49,900 |
| 2007 | 5 Mar 2012 | 5 Mar 2009 | GIVCD | 1,250.0 | 10:1 | 14.18 | 67,000 |
| 2008 | 4 Mar 2013 | 4 Mar 2010 | GIVEF | 1,160.0 | 13:1 | 14.23 | 67,000 |

*a) Strike price of options have been adjusted consecutively to the approval by the shareholders, at the Annual General Meetings held on 16 April 2004 and on 27 April 2005, to distribute extraordinary dividends.*

The following share options are owned by the CEO, the other members of the Executive Committee and by persons closely connected to them as at 31 December 2008:

| Year of grant | Maturity date | Vesting date | Ticker | Strike price[a] (CHF) | Ratio (option: share) | Option value at grant date (CHF) | Number of options held |
|---|---|---|---|---|---|---|---|
| 2004 | 18 Mar 2009 | 18 Mar 2006 | GIVOV | 656.4 | 10:1 | 10.87 | 1,500 |
| 2005 | 21 Mar 2010 | 21 Mar 2007 | GIVAB | 805.0 | 10:1 | 10.74 | 80,000 |
| 2006 | 7 Mar 2011 | 6 Mar 2008 | GIVLP | 1,050.0 | 10:1 | 12.07 | 214,500 |
| 2007 | 5 Mar 2012 | 5 Mar 2009 | GIVCD | 1,250.0 | 10:1 | 14.18 | 243,000 |
| 2008 | 4 Mar 2013 | 4 Mar 2010 | GIVEF | 1,160.0 | 13:1 | 14.23 | 243,000 |

*a) Strike price of options have been adjusted consecutively to the approval by the shareholders, at the Annual General Meetings held on 16 April 2004 and on 27 April 2005, to distribute extraordinary dividends.*

## 29. List of principal Group companies

The following are the principal companies of the Group. The companies are wholly-owned unless otherwise indicated (percentage of voting rights). Share capital is shown in thousands of currency units:

| Country | Company | Currency | Share capital |
|---|---|---|---|
| Switzerland | Givaudan SA | CHF | 72,703 |
| | Givaudan Suisse SA | CHF | 4,000 |
| | Givaudan Finance SA | CHF | 300,000 |
| | Givaudan International SA | CHF | 100 |
| Argentina | Givaudan Argentina SA | ARS | 3,010 |
| Australia | Givaudan Australia Pty Ltd | AUD | 10 |
| Austria | Givaudan Austria GmbH | EUR | 40 |
| Bermuda | FF Holdings (Bermuda) Ltd | USD | 12 |
| | Givaudan International Ltd | USD | 12 |
| | FF Insurance Ltd | CHF | 170 |
| Brazil | Givaudan Do Brasil Ltda | BRL | 133,512 |
| Canada | Givaudan Canada Co | CAD | 12,901 |
| Chile | Givaudan Chile Ltda | CLP | 5,000 |
| China | Shanghai Givaudan Ltd | USD | 7,750 |
| | Givaudan Flavors (Shanghai) Ltd | USD | 10,783 |
| | Givaudan Specialty Products (Shanghai) Ltd | USD | 12,000 |
| | Givaudan Hong Kong Ltd | HKD | 7,374 |
| Colombia | Givaudan Colombia SA | COP | 6,965,925 |
| Czech Republic | Givaudan CR, S.R.O. | CZK | 200 |
| Denmark | Givaudan Scandinavia A/S | DKK | 1,000 |
| Ecuador | Givaudan Ecuador SA | USD | 20 |
| Egypt | Givaudan Egypt SAE | USD | 2,000 |
| France | Givaudan Participation SAS | EUR | 41,067 |
| | Givaudan France Fragrances SAS | EUR | 12,202 |
| | Givaudan France Arômes SAS | EUR | 2,028 |
| Germany | Givaudan Deutschland GmbH | EUR | 4,100 |
| India | Givaudan (India) Private Ltd | INR | 822,700 |
| | Vinarom Private Ltd | INR | 80,334 |
| | Givaudan Flavours (India) Private Ltd | INR | 267,200 |
| Indonesia | P.T. Givaudan Indonesia | IDR | 801,217,155 |
| | P.T. Quest International Indonesia | IDR | 2,608,000 |
| Italy | Givaudan Italia SpA | EUR | 520 |
| Japan | Givaudan Japan KK | JPY | 1,000,000 |
| Korea | Givaudan Korea Ltd | KRW | 550,020 |
| Malaysia | Givaudan Malaysia Sdn.Bhd | MYR | 200 |
| Mexico | Givaudan de Mexico SA de CV | MXN | 51,760 |
| Netherlands | Givaudan Nederland B.V. | EUR | 402 |
| | Givaudan Nederland Finance B.V. | CHF | 67,328 |
| | Givaudan Nederland Services B.V. | CHF | 61 |
| | Givaudan Treasury International B.V. | EUR | 18 |
| New Zealand | Givaudan NZ Ltd | NZD | 71 |
| Peru | Givaudan Peru SAC | PEN | 25 |
| Poland | Givaudan Polska Sp. Z.o.o. | PLN | 50 |

| | | | |
|---|---|---|---|
| **Russia** | Givaudan Rus LLC | RUB | 9,000 |
| **Singapore** | Givaudan Singapore Pte Ltd | SGD | 24,000 |
| **South Africa** | Givaudan South Africa (Pty) Ltd | ZAR | 2 |
| **Spain** | Givaudan Iberica, SA | EUR | 8,020 |
| **Sweden** | Givaudan North Europe AB | SEK | 120 |
| **Thailand** | Givaudan (Thailand) Ltd (79%) | THB | 15,400 |
| **Turkey** | Givaudan Aroma Ve Esans Sanayi Ve Ticaret Limited Sirketi | TRL | 34 |
| **UK** | Givaudan UK Ltd | GBP | 70 |
| | Givaudan Holdings UK Ltd | GBP | 317,348 |
| **USA** | Givaudan United States, Inc. | USD | 0.05 |
| | Givaudan Flavors Corporation | USD | 0.1 |
| | Givaudan Fragrances Corporation | USD | 0.1 |
| **Venezuela** | Givaudan Venezuela SA | VEB | 4,500 |
| | Quest International Venezuela CA (70%) | VEB | 1,000 |

## 30. Disclosure of the process of risk assessment

The Board of Directors defines the risk management framework in a Risk Management Charter. The Executive Committee is responsible for the execution and implementation, as well as ensuring that the company has the right processes in place to support the early mitigation and avoidance of risks. The Group actively promotes the continuous monitoring and management of operational business risks at the operational management level.

The Audit Committee of the Board of Directors establishes an annual plan and assigns areas of focus to the Corporate Internal Audit function which then carries out regular audit reviews to evaluate the existence and effectiveness of controls, as well as providing recommendations to mitigate future risks which could negatively influence the course of business.

The Audit Committee also promotes effective communication between the Board of Directors, Givaudan's Executive Committee, Corporate Internal Audit and External Audit in order to foster openness and accountability to adhere to good corporate governance.

In 2008, the company carried out a formal review of its internal controls over accounting and financial reporting. For identified risks, which arise from the accounting and financial reporting, a risk assessment is performed. Throughout the Internal Control System over financial reporting relevant control measures are defined, which reduce the financial risk. In addition, the Group harmonised controls over accounting and financial reporting between affiliates and designed controls to ensure maximum return on its global ERP project (Outlook).

PRICEWATERHOUSECOOPERS

Report of the Statutory Auditors
to the General Meeting of
Givaudan SA
Vernier

PricewaterhouseCoopers SA
Avenue Giuseppe-Motta 50
1211 Geneva
Switzerland
Telephone +41 58 792 91 00
Fax +41 58 792 91 10

**Report of the Statutory Auditors on the Consolidated Financial Statements**
As statutory auditors, we have audited the consolidated financial statements of Givaudan SA, which comprise the balance sheet, income statement, cash flow statement, statement of changes in equity and notes (pages 70 to 114), for the year ended 31 December 2008.

*Board of Directors' Responsibility*
The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) and the requirements of Swiss law. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

*Auditor's Responsibility*
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards as well as the International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*
In our opinion, the consolidated financial statements for the year ended 31 December 2008 give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

**Report on other legal requirements**
We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers SA

| | |
|---|---|
| Corinne Pointet Chambettaz<br>Audit expert<br>Auditor in charge | Pierre-Alain Dévaud<br>Audit expert |

Geneva, 13 February 2009

# STATUTORY FINANCIAL STATEMENTS OF GIVAUDAN SA (GROUP HOLDING COMPANY)

## Income Statement for the Year Ended 31 December

| *in millions of Swiss francs* | 2008 | 2007 |
|---|---|---|
| Income from investments in Group companies | 69 | 145 |
| Royalties from Group companies | 425 | 332 |
| Interest income from Group companies | 53 | 74 |
| Other income | 400 | 247 |
| **Total income** | **947** | **798** |
| Research and development expenses to Group companies | (161) | (144) |
| Interest expense to Group companies | (20) | (44) |
| Amortisation of intangible assets | (102) | (97) |
| Other financial expenses | (539) | (344) |
| Other expenses | (73) | (62) |
| Withholding taxes and capital taxes | (11) | (10) |
| **Total expenses** | **(906)** | **(701)** |
| **Income before taxes** | **41** | **97** |
| Income taxes | - | - |
| **Net income** | **41** | **97** |

## Balance Sheet as at 31 December

| *in millions of Swiss francs* | 2008 | 2007 |
|---|---|---|
| Cash and cash equivalents | 163 | 120 |
| Marketable securities | 156 | 242 |
| Accounts receivable from Group companies | 90 | 120 |
| Other current assets | 103 | 62 |
| **Current assets** | **512** | **544** |
| Investments in Group companies | 2,930 | 2,894 |
| Loans to Group companies | 866 | 1,018 |
| Other long-term investments | 9 | 9 |
| Intangible assets | 486 | 397 |
| **Non-current assets** | **4,291** | **4,318** |
| **Total assets** | **4,803** | **4,862** |
| Short-term loans from banks | 80 | |
| Accounts payable to Group companies | 140 | 133 |
| Other payables and accrued liabilities | 195 | 153 |
| **Current liabilities** | **415** | **286** |
| Long-term loans from banks | 1,899 | 1,998 |
| Loans from Group companies | 625 | 616 |
| **Non-current liabilities** | **2,524** | **2,614** |
| **Total liabilities** | **2,939** | **2,900** |
| Share capital | 73 | 73 |
| General legal reserve | 142 | 142 |
| Reserve for own equity instruments | 160 | 174 |
| Free reserve | 1,381 | 1,364 |
| ***Retained earnings*** | | |
| Balance brought forward from previous year | 67 | 112 |
| Net profit for the year | 41 | 97 |
| **Equity** | **1,864** | **1,962** |
| **Total liabilities and equity** | **4,803** | **4,862** |

# NOTES TO THE STATUTORY FINANCIAL STATEMENTS

### 1. General

The financial statements of Givaudan SA, Vernier near Geneva in Switzerland, are prepared in accordance with the provisions of Swiss company law and accepted business principles.

The Group has changed the presentation of prior year numbers where appropriate to ensure consistent presentation with this year's financial statements.

### 2. Valuation methods and translation of foreign currencies

Investments in, and loans to and from, Group companies are stated respectively at cost and nominal value less appropriate write-downs. Marketable securities are shown at the lower of cost and market value. Derivatives are re-valued at fair value.

In the balance sheet, foreign currency assets and liabilities are re-measured at year-end exchange rates with the exception of investments in Group companies which are valued at historical exchange rates. Foreign currency gains and losses are recognised in the income statement except for unrealised foreign currency gains which are deferred in the balance sheet.

### 3. Bonds

On 7 February 2003, Givaudan SA entered into a private placement for a total amount of CHF 50 million, redeemable in 2009 with an annual interest rate of 2.9%.

On 9 July 2003, Givaudan SA entered into a private placement for a total amount of CHF 100 million, redeemable in 2013 with an annual interest rate of 3.3%.

On 23 May 2007, Givaudan SA entered into a private placement for a total amount of CHF 50 million, with maturity 21 May 2014, with an annual interest rate of 3.125%.

On 18 October 2007, Givaudan SA issued a 3.375% 4-year public bond (maturity 18 October 2011) with a nominal value of CHF 275 million.

### 4. Guarantees

Guarantees issued in favour of Group companies amounted to CHF 1,050 million (2007: CHF 1,050 million).

### 5. Equity

As at 31 December 2008, the share capital amounts to CHF 72,703,400, divided into 7,270,340 fully paid-up registered shares, with a nominal value of CHF 10.00 each. Every share gives the right to one vote.

The Board of Directors has at its disposal conditional capital of a maximum aggregate amount of CHF 10,618,200 that may be issued through a maximum of 1,061,820 registered shares, of which a maximum of CHF 1,618,200 can be used for executive share option plans. The Board of Directors was authorised until 7 April 2008 to increase the share capital by up to CHF 10,000,000 through the issuance of a maximum of 1,000,000 fully paid-in registered shares with a par value of CHF 10.00 per share. At the Annual General Meeting on 26 March 2008, the shareholders approved the extension of the existing authorised capital of CHF 10,000,000 until 26 March 2010.

On 29 March 2007, 38,180 shares were issued as conditional capital in order to fulfil obligations relating to the executive share option plans.

Movements in own shares are as follows:

| 2008 | Number | Price in Swiss francs High | Average | Low | Total in millions of Swiss francs |
|---|---|---|---|---|---|
| Balance as at 1 January | 171,831 | | | | 174 |
| Purchases at cost | 34,227 | 1,036.87 | 987.67 | 861.50 | 34 |
| Sales and transfers at cost | (47,813) | 1,009.24 | 1,008.31 | 1,004.85 | (48) |
| Issuance of shares | | | | | |
| Balance as at 31 December | 158,245 | | | | 160 |

| 2007 | Number | Price in Swiss francs High | Average | Low | Total in millions of Swiss francs |
|---|---|---|---|---|---|
| Balance as at 1 January | 173,512 | | | | 171 |
| Purchases at cost | 800 | 1,056.25 | 1,056.25 | 1,056.25 | 1 |
| Sales and transfers at cost | (40,661) | 1,009.02 | 1,007.44 | 983.13 | (41) |
| Issuance of shares | 38,180 | 1,125.00 | 1,125.00 | 1,125.00 | 43 |
| Balance as at 31 December | 171,831 | | | | 174 |

As at 31 December 2008, there are no other companies controlled by Givaudan SA that held Givaudan SA shares.

On 31 December 2008, Nestlé SA with 11.86%, Chase Nominees Ltd with 7.43% and Nortrust Nominees Ltd with 5.04% were the only shareholders holding more than 5% of total share capital.

## 6. Movements in equity

| 2008<br>*in millions of Swiss francs* | Share Capital | General legal reserve | Reserve for own equity instruments | Free reserve | Retained earnings | Total |
|---|---|---|---|---|---|---|
| Balance as at 1 January | 73 | 142 | 174 | 1,364 | 209 | 1,962 |
| ***Registered shares*** | | | | | | |
| Issuance of shares | | | | | | |
| ***Appropriation of available earnings*** | | | | | | |
| Transfer to the general legal reserve | | | | | | |
| Dividend paid relating to 2007 | | | | 3 | (142) | (139) |
| Transfer to/from the reserve for own equity instruments | | | (14) | 14 | | |
| Net profit for the year | | | | | 41 | 41 |
| Balance as at 31 December | 73 | 142 | 160 | 1,381 | 108 | 1,864 |

| 2007<br>*in millions of Swiss francs* | Share Capital | General legal reserve | Reserve for own equity instruments | Free reserve | Retained earnings | Total |
|---|---|---|---|---|---|---|
| Balance as at 1 January | 72 | 99 | 171 | 1,165 | 448 | 1,955 |
| ***Registered shares*** | | | | | | |
| Issuance of shares | 1 | 43 | | | | 44 |
| ***Appropriation of available earnings*** | | | | | | |
| Transfer to the general legal reserve | | | | 200 | (200) | |
| Dividend paid relating to 2006 | | | | 2 | (136) | (134) |
| Transfer to/from the reserve for own equity instruments | | | 3 | (3) | | |
| Net profit for the year | | | | | 97 | 97 |
| Balance as at 31 December | 73 | 142 | 174 | 1,364 | 209 | 1,962 |

## 7. List of principal direct subsidiaries

The following are the principal direct subsidiaries of the company, which are wholly-owned unless otherwise indicated (percentage of voting rights):

| Country | Subsidiary |
|---|---|
| Switzerland | Givaudan Suisse SA |
| | Givaudan Finance SA |
| | Givaudan International SA |
| Argentina | Givaudan Argentina SA |
| Australia | Givaudan Australia Pty Ltd |
| Austria | Givaudan Austria GmbH |
| Brazil | Givaudan Do Brasil Ltda |
| Canada | Givaudan Canada Co |
| Chile | Givaudan Chile Ltda |
| China | Shanghai Givaudan Ltd |
| | Givaudan Flavors (Shanghai) Ltd |
| | Givaudan Specialty Products (Shanghai) Ltd |
| | Givaudan Hong Kong Ltd |
| Colombia | Givaudan Colombia SA |
| Czech Republic | Givaudan CR, S.R.O. |
| Denmark | Givaudan Scandinavia A/S |
| Ecuador | Givaudan Ecuador SA |
| Egypt | Givaudan Egypt SAE |
| France | Givaudan Participation SAS |
| Germany | Givaudan Deutschland GmbH |
| India | Givaudan (India) Private Ltd |
| Indonesia | P.T. Givaudan Indonesia |
| Italy | Givaudan Italia SpA |
| Japan | Givaudan Japan KK |
| Korea | Givaudan Korea Ltd |
| Malaysia | Givaudan Malaysia Sdn.Bhd |
| Mexico | Givaudan de Mexico SA de CV |
| Netherlands | Givaudan Nederland B.V. |
| | Givaudan Nederland Services B.V. |
| | Givaudan Treasury International B.V. |
| Peru | Givaudan Peru SAC |
| Poland | Givaudan Polska Sp. Z.o.o. |
| Russia | Givaudan Rus LLC |
| Singapore | Givaudan Singapore Pte Ltd |
| South Africa | Givaudan South Africa (Pty) Ltd |
| Spain | Givaudan Iberica, SA |
| Sweden | Givaudan North Europe AB |
| Thailand | Givaudan (Thailand) Ltd (79%) |
| Turkey | Givaudan Aroma Ve Esans Sanayi Ve Ticaret Limited Sirketi |
| UK | Givaudan UK Ltd |
| | Givaudan Holdings UK Ltd |
| USA | Givaudan United States, Inc. |
| Venezuela | Givaudan Venezuela SA |
| | Quest International Venezuela CA (70%) |

## 8. Jointly controlled entities

| Name of joint venture | Principal activity | Country of incorporation | Ownership interest |
|---|---|---|---|
| TecnoScent | Olfactory receptor research | Belgium | 50% |

## 9. Board of Directors and Executive Committee compensation

Information required by Swiss law, as per art. 663b bis CO, on the Board of Directors and Executive Committee compensation are disclosed in the Givaudan consolidated financial statements, Note 28.

## 10. Disclosure of the process of risk assessment

Givaudan SA is fully integrated into the risk management framework of the Givaudan group. This risk management framework also addresses the nature and scope of business activities and the specific risks of Givaudan SA (refer to Note 30 in the consolidated financial statements of this financial report).

# APPROPRIATION OF AVAILABLE EARNINGS OF GIVAUDAN SA

## Proposal of the Board of Directors to the General Meeting of Shareholders

| *in Swiss francs* | 2008 | 2007 |
|---|---|---|
| Net profit for the year | 40,239,272 | 96,511,591 |
| Balance brought forward from previous year | 67,661,445 | 112,921,484 |
| **Total available earnings** | **107,900,717** | **209,433,075** |
| Distribution of an ordinary dividend of CHF 10.00 gross per share (2007: CHF 19.50)[a] | 72,703,400 | 141,771,630 |
| Transfer (from) to free reserve | - | - |
| **Total appropriation of available earnings** | **72,703,400** | **141,771,630** |
| **Amount to be carried forward** | **35,197,317** | **67,661,445** |

a) *The Board of Directors will recommend to the Annual General Meeting on 26 March 2009 to make a distribution to the shareholders in the aggregate amount of approximately CHF 20.00 per share. The distribution will consist of a cash dividend of CHF 10.00 and the issue of one shareholder's warrant per share. A certain number of warrants (ratio to be determined) will give the right to receive one share of Givaudan SA by paying the strike price, which shall be not less than 50% of the prevailing share price at the time of the issue of the warrant. The warrants will be traded at the SIX Swiss Exchange for a limited period of time. The Board of Directors will propose to the Annual General Meeting on 26 March 2009, the creation of conditional share capital to serve the requirements of the warrants to be issued. Further information will be provided together with the invitation to the Annual General Meeting.*



PricewaterhouseCoopers SA
Avenue Giuseppe-Motta 50
1211 Geneva
Switzerland
Telephone +41 58 792 91 00
Fax +41 58 792 91 10

Report of the Statutory Auditors
to the General Meeting of
Givaudan SA
Vernier

**Report of the Statutory Auditors on the Financial Statements**
As statutory auditors, we have audited the financial statements of Givaudan SA, which comprise the balance sheet, income statement and notes (pages 116 to 121), for the year ended 31 December 2008.

*Board of Directors' Responsibility*
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

*Auditor's Responsibility*
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*
In our opinion, the financial statements for the year ended 31 December 2008 comply with Swiss law and the company's articles of incorporation.

**Report on other legal requirements**
We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA

| | |
|---|---|
| Corinne Pointet Chambettaz<br>Audit expert<br>Auditor in charge | Pierre-Alain Dévaud<br>Audit expert |

Geneva, 13 February 2009

# GIVAUDAN WORLDWIDE

| Country | Address | Legal Entity name | Fragrances | Flavours | Financing Services | Sales | Creation/ Application | Production |
|---|---|---|---|---|---|---|---|---|
| Argentina | San Lorenzo 4759, Esquina Ave Mitre, B 1605 IEO Munro, Prov. Buenos Aires | Givaudan Argentina SA | | ■ | | ■ | ■ | ■ |
| | Ruta 9 Panamericana, Km 36,5 B1667KOV Partido Malvinas Argentinas, Buenos Aires | Givaudan Argentina SA | ■ | | | ■ | ■ | ■ |
| Australia | 12 Britton Street, Smithfield 2164, Sydney NSW | Givaudan Australia Pty Ltd | | ■ | | | | ■ |
| | Unit 34-36, 5 Inglewood Place Baulkham Hills 2153, Sydney NSW | Givaudan Australia Pty Ltd | ■ | ■ | | ■ | ■ | |
| | 9 Carolyn Street, Silverwater 2128, Sydney NSW | Givaudan Australia Pty Ltd | | ■ | | | | ■ |
| | 14 Woodruff Street Port Melbourne 3217, Melbourne Victoria | Givaudan Australia Pty Ltd | | ■ | | ■ | | |
| Austria | Twin Tower Vienna, Wienerbergstrasse 11, A-1109 Vienna | Givaudan Austria GmbH | | ■ | | ■ | ■ | |
| Bermuda | Hamilton | Givaudan International Ltd | | | ■ | | | |
| | | FF Holdings (Bermuda) Ltd | | | ■ | | | |
| | | FF Insurance Ltd | | | ■ | | | |
| Brazil | Rua Francisco Foga 200, Distrito Industrial Benedito Storani, Vinhedo, SP 13280-000 | Givaudan do Brasil Ltda | ■ | ■ | | ■ | ■ | ■ |
| | Avenida Engenheiro Billings 2185, Jaguaré, São Paulo, SP - CEP 05321, 010 Caixa Postal 66041 | Givaudan do Brasil Ltda | ■ | ■ | | ■ | ■ | ■ |
| Canada | 2400 Matheson Blvd., East Mississauga, Ontario L4W 5G9 | Givaudan Canada Co. | | ■ | | ■ | | |
| Chile | Avda Del Valle 869, oficina 202-203 Ciudad Empresarial, Huechuraba | Givaudan Chile Ltda | | ■ | | ■ | ■ | |
| China | 668 Jing Ye Road Jin Qiao Export Area, Pu Dong New Area, Shanghai 201201 | Givaudan Flavors (Shanghai) Ltd | | ■ | | ■ | ■ | ■ |
| | Unit 1201-1204, Tower A, Beijing Kelun Building 12A, Guanghua Road, Chaoyang District, 100020 Beijing | Givaudan Flavors (Shanghai) Ltd Beijing branch | | ■ | | ■ | ○ | |
| | 17 Floor, Yin Zheng Mansion, 338# Huan Shi East Road, Guangzhou 510060 | Givaudan Flavors (Shanghai) Ltd Guangzhou branch | | ■ | | ■ | ○ | |
| | 298 Li Shi Zhen Road, Zhangjiang High-Tech Park, Pudong New Area, Shanghai 201203 | Shanghai Givaudan Ltd | ■ | | | ■ | ■ | ■ |
| | 210 Jiang Tian East Road, Songjiang Development Zone, Shanghai 201600 | Givaudan Specialty Products (Shanghai) Ltd | ■ | ■ | | | | ■ |
| | Unit 1201-1204, Tower A, Beijing Kelun Building 12A, Guanghua Road, Chaoyang District, 100020 Beijing | Shanghai Givaudan Ltd Beijing Branch | ■ | | | ■ | | |
| | 17 Floor, Yin Zheng Mansion, 338# Huan Shi East Road, Guangzhou 510060 | Shanghai Givaudan Ltd Guangzhou Branch | ■ | | | ■ | | |
| Colombia | Carrera 98 No. 25 G – 40, Bogotá D.C. | Givaudan Colombia SA | ■ | ■ | | ■ | ■ | |
| Czech Republic (and Slovakia) | Klimentska 10, 110 00 Praha | Givaudan CR, s.r.o. | | ■ | | ■ | | |
| Denmark | Gøngehusvej 280, 2970 Hørsholm | Givaudan Scandinavia A/S | | ■ | | ■ | | |
| Ecuador | Kennedy Norte, Avenida Francisco de Orellana, Edificio World Trade Center, Torre B, Piso 6, Oficina 605, Guayaquil | Givaudan Ecuador SA | | ■ | | ■ | ■ | |
| Egypt | Piece 37-Zone 3, 6th of October City | Givaudan Egypt SAE | | ■ | | ■ | ■ | ■ |

○ Application only

| Country | Address | Legal Entity name | Fragrances | Flavours | Financing Services | Sales | Creation/ Application | Production |
|---|---|---|---|---|---|---|---|---|
| Finland | Kauppakartanonkatu 7 A 44, 00930 Helsinki | Givaudan Suisse SA Branch in Finland | | ■ | | ■ | | |
| France | 46 avenue Kleber, 75116 Paris | Givaudan France Fragrances SAS | ■ | | | ■ | ■ | |
| | 55 Voie des Bans, BP 98, 95102 Argenteuil | Givaudan France Fragrances SAS | ■ | | | ■ | ■ | ■ |
| | 55 Voie des Bans, BP 98, 95102 Argenteuil | Givaudan France Arômes SAS | | ■ | | ■ | ■ | |
| | 19-23 Voie des Bans, BP 98, 95102 Argenteuil | Givaudan France Fragrances SAS | ■ | | | | | |
| | 62 rue Paul Cazeneuve, 69355 Lyon | Givaudan France Fragrances SAS | ■ | | | | | ■ |
| Germany | Giselherstrasse 11, 44319 Dortmund | Givaudan Deutschland GmbH | | ■ | | ■ | ■ | ■ |
| | Lehmweg 17, 20251 Hamburg | Givaudan Deutschland GmbH | ■ | | | ■ | | |
| Hongkong | 17A, Lippo Leighton Tower 103-109, Leighton Road Causeway Bay | Givaudan Hong Kong Ltd | ■ | ■ | | ■ | | |
| Hungary | Frankel Leo u. 20, H-1027, Budapest | Givaudan Schweiz AG Hungary Commercial Representative Office | | ■ | | ■ | | |
| India | Plot No.30, Survey No.168, Dabhel Industrial Estate, Daman 396210 | Givaudan Flavours (India) Pvt Ltd | ■ | ■ | | | | ■ |
| | Plot No.26, 2nd Cross Jigani Industrial Area, Anekal Taluk, Jigani 562 106, Karnataka | Vinarom Pvt Ltd | ■ | ■ | | | ■ | ■ |
| | 13th Floor, Prestige Meridian 1, 29 M. G. Road, Bangalore 560 001 | Givaudan (India) Pvt Ltd | ■ | | | | | |
| | Bonanza 'A' Wing, 402-412 Sahar Plaza Complex, J.B. Nagar M. V. Road, Andheri (East) Mumbai 400 059 | Givaudan (India) Pvt Ltd | ■ | | | | ■ | |
| | 401, Akruti Centre Point, 4th Floor MIDC-Central Road, MIDC, Andheri East Mumbai 400 093 | Givaudan Flavours (India) Pvt Ltd | ■ | ■ | | ■ | ■ | |
| | Block B, Vatika Atrium, Golf Course Road, Sector 53, Gurgaon (NCR) | Givaudan (India) Pvt Ltd | ■ | ■ | | ■ | | |
| Indonesia | Jl. Raya Jakarta-Bogor Km 35, Tugu, Cimanggis 16951, Depok, West Java | PT Quest International Indonesia | ■ | ■ | | | | ■ |
| | Menara Anugrah 7th-9th Floor, Kantor Taman E3.3, Jl. Mega Kuningan Lot 8.6-8.7, Kawasan Mega Kuningan, Jakarta 12950 | PT Quest International Indonesia | ■ | ■ | | | ■ | |
| | Menara Anugrah 7th-9th Floor, Kantor Taman E3.3, Jl. Mega Kuningan Lot 8.6-8.7, Kawasan Mega Kuningan, Jakarta 12950 | PT Givaudan Indonesia | ■ | ■ | | | ■ | |
| Italy | Via XI Febbraio 99, 20090 Vimodrone, Milano | Givaudan Italia SpA | ■ | ■ | | ■ | ○ | |
| Japan | 3014-1 Shinohara-cho, Kohoku-ku, Yokohama-shi, Kanagawa 222-0026 | Givaudan Japan KK | ■ | | | ■ | ■ | |
| | 3056 Kuno, Fukuroi-shi, Shizuoka 437-0061 | Givaudan Japan KK | | ■ | | | | ■ |
| | 3-23 Shimomeguro 2-chome, Meguro-ku, Tokyo 153-0064 | Givaudan Japan KK | | ■ | | ■ | ■ | |
| Malaysia | A-901 Menara 1, Kelana Brem Towers, Jalan SS 7/15 (Jalan Stadium) 47301 Petaling Jaya, Selangor Darul Ehsan | Givaudan Malaysia Sdn Bhd | ■ | ■ | | ■ | ○ | |
| Mexico | Camino a Quintanares Km. 1.5, Pedro Escobedo, Queretaro 76700 | Givaudan de México SA de CV | ■ | | | ■ | | ■ |
| | Av. Eje Norte-Sur No. 11 Civac, 62578 Jiutepec Morelos | Givaudan de México SA de CV | | ■ | | ■ | ■ | ■ |
| | Av. Paseo de la Reforma #2620, piso 12 Edificio Reforma Plus, Col. Lomas Altas, 11950 Mexico, D.F | Givaudan México SA de CV | | ■ | | ■ | | |
| | Av. Paseo de la Reforma #2620, piso 9 Edificio Reforma Plus, Col. Lomas Altas, 11950 Mexico, D.F | Givaudan México SA de CV | ■ | | | ■ | ■ | |

Application only

| Country | Address | Legal Entity name | Fragrances | Flavours | Financing Services | Sales | Creation/ Application | Production |
|---|---|---|---|---|---|---|---|---|
| Netherlands | Huizerstraatweg 28, 1411 GP Naarden | Givaudan Nederland BV | ■ | ■ | | ■ | ■ | ■ |
| | Huizerstraatweg 28, 1411 GP Naarden | Givaudan Nederland Services BV | | | ■ | | | |
| | Huizerstraatweg 28, 1411 GP Naarden | Givaudan Nederland Finance BV | | | ■ | | | |
| | Nijverheidsweg 60, 3771 ME Barneveld | Givaudan Nederland BV | | ■ | | | | ■ |
| New Zealand | 2 Birmingham Road, East Tamaki, Auckland | Givaudan NZ Ltd | | ■ | | ■ | ■ | |
| Peru | Av. Victor Andrés Belaúnde 147, Centro Empresarial Real, Torre Real 1 Piso 11, San Isidro 27 Lima | Givaudan Peru SAC | ■ | ■ | | ■ | ■ | |
| Philippines | 37/F Robinsons Equitable Tower, ADB Avenue corner Poveda Street, Ortigas Center, 1605 Pasig City | Givaudan Singapore Pte Ltd Philippines Regional Operating Headquarters | ■ | ■ | | ■ | ○ | |
| Poland | ul. Podchorazych 83, 00-722 Warszawa | Givaudan Polska Sp. z o.o. | ■ | ■ | | ■ | | |
| Russia | Riverside Towers Business Centre Kosmodamianskaya nab., 52/1, Floor 8, 115054, Moscow | Givaudan Schweiz AG Representative Office in Moscow | ■ | ■ | | ■ | ■ | |
| Singapore | 1 Woodlands Avenue 8, Singapore 738972 | Givaudan Singapore Pte Ltd | ■ | ■ | | ■ | ■ | ■ |
| South Africa | 9-11 Brunel Road, Tulisa Park, 2197 Johannesburg | Givaudan South Africa (Pty) Ltd | | ■ | | ■ | ■ | ■ |
| | 51A Galaxy Avenue, Linbro Business Park Frankenwald, Sandton 2065 | Givaudan South Africa (Pty) Ltd | ■ | | | ■ | ■ | |
| South Korea | 11/F, Trust Tower Bldg, 275-7 Yangjae-Dong, Seocho-Gu, Seoul 137-739 | Givaudan Korea Ltd | ■ | | | ■ | ○ | |
| | 12/F, Trust Tower Bldg, 275-7 Yangjae-Dong, Seocho-Gu, Seoul 137-739 | Givaudan Korea Ltd | | ■ | | ■ | ○ | |
| Spain | Colquide, 6 Edificio Prisma I, 2a Planta, 28231 Las Rozas, Madrid | Givaudan Ibérica, SA | | ■ | | ■ | | |
| | Pla d'en Batlle s/n, 08470 Sant Celoni, Barcelona | Givaudan Ibérica, SA | ■ | ■ | | ■ | ■ | ■ |
| | Edificio Géminis, Bloque B 1°, 2a Parque de Negocios Mas Blau, 08820 El Prat de Llobregat, Barcelona | Givaudan Ibérica, SA | ■ | | | ■ | | |
| Sweden, Estonia, Latvia, Lithuania | Glimmervägen 6, 224 78 Lund | Givaudan North Europe AB | | ■ | | ■ | ■ | |
| Switzerland | *Corporate Headquarters* | | | | | | | |
| | 5, Chemin de la Parfumerie, 1214 Vernier | Givaudan SA | | | ■ | | | |
| | 5, Chemin de la Parfumerie, 1214 Vernier | Givaudan International SA | | | ■ | | | |
| | 5, Chemin de la Parfumerie, 1214 Vernier | Givaudan Finance SA | | | ■ | | | |
| | 5, Chemin de la Parfumerie, 1214 Vernier | Givaudan Suisse SA | ■ | | | ■ | ■ | ■ |
| | 138, Ueberlandstrasse, 8600 Dübendorf | Givaudan Schweiz AG | | ■ | | ■ | ■ | ■ |
| | 138, Ueberlandstrasse, 8600 Dübendorf | Givaudan Schweiz AG | ■ | | | | | |
| | 8310 Kemptthal | Givaudan Schweiz AG | | ■ | | | ■ | ■ |
| Taiwan | 7/F N° 303, Sec.4, Hsin Yi Road, Tapei 106 | Givaudan Singapore Pte Ltd Taiwan Branch Office | ■ | ■ | | ■ | ○ | |
| Thailand | 719 KPN Tower, 16 & 25 Floor, Rama 9 Road, Bangkapi, Huaykwang Bangkok 10310 | Givaudan (Thailand) Ltd | ■ | ■ | | ■ | ■ | |

Application only

| Country | Address | Legal Entity name | Fragrances | Flavours | Financing Services | Sales | Creation/ Application | Production |
|---|---|---|---|---|---|---|---|---|
| Turkey | Park Maya Bloklan Barclay 19 a Daire 3-6-7, 34335 Akatlar, Istanbul | Givaudan Aroma ve Esans Sanayi ve Ticaret Ltd. Sti. | ■ | ■ | | ■ | | |
| UAE | Gulf Tower 901-902, P.O Box, 33170 Dubai | Givaudan Suisse SA Representative Office in Dubai | ■ | ■ | | ■ | ■ | |
| UK | Magna House, 76-80 Church Street Staines, Middx. TW18 4XR | Givaudan UK Ltd | ■ | | | ■ | | |
| | Chippenham Drive, Kingston MK10 0AE, Milton Keynes | Givaudan UK Ltd | | ■ | | ■ | ■ | |
| | Kennington Road, Ashford, Kent TN24 0LT | Givaudan UK Ltd | ■ | | | ■ | ■ | ■ |
| | Bromborough Port, Wirral, Merseyside, CH62 4SU | Givaudan UK Ltd | | ■ | | ■ | ■ | ■ |
| Ukraine | Pimonenko Str. 13, 6B/18 Kiev | Givaudan Suisse SA Representative Office in Ukraine | | ■ | | ■ | | |
| US | 10 Painters Mill Road, Owings Mills MD, 21117 | Givaudan Flavors Corporation | | ■ | | | | ■ |
| | 880 West Thorndale Avenue, Itasca, IL 60143 | Givaudan Flavors Corporation | | ■ | | | | ■ |
| | 5115 Sedge Boulevard, Hoffman Estates, IL 60192 | Givaudan Flavors Corporation | | ■ | | ■ | ■ | |
| | 1199 Edison Drive 1-2, Cincinnati, OH 45216 | Givaudan Flavors Corporation | | ■ | | ■ | ■ | |
| | Merry Lane, East Hanover, NJ 07936 | Givaudan Flavors Corporation | | ■ | | ■ | ■ | ■ |
| | 9500 Sam Neace Drive, Florence, KY 41042 | Givaudan Flavors Corporation | | ■ | | | | ■ |
| | 4705 U.S Highway, 92 East Lakeland, FL 33801-9584 | Givaudan Flavors Corporation | | ■ | | ■ | | ■ |
| | 110 East 69th Street, Cincinnati, OH 45216 | Givaudan Flavors Corporation | | ■ | | | | ■ |
| | International Trade Center, 300 Waterloo Valley Road, Mount Olive, NJ 07828 | Givaudan Fragrances Corporation | ■ | | | | | ■ |
| | 40 West 57th St., 11th floor, New York, NY 10019 | Givaudan Fragrances Corporation | ■ | | | ■ | ■ | |
| | 717 Ridgedale Avenue, East Hanover, NJ 07936 | Givaudan Fragrances Corporation | ■ | | | ■ | ■ | |
| | 1702 Eska Way, Silverton, OR 97381 | Pacific Pure-Aid Company | | ■ | | ■ | ■ | ■ |
| Venezuela | Calle Veracruz con calle Cali, Torre ABA, Piso 8, Ofic 8A, Las Mercedes, CP 1060, Caracas | Givaudan Venezuela SA | ■ | ■ | | ■ | ○ | |
| Vietnam | Giay Viet Plaza 5th Fl., 180-182 Ly Chinh Thang Street District 3, Ho Chi Minh City | Givaudan Singapore Pte Ltd Vietnam Representative Office | ■ | ■ | | ■ | ○ | |

Application only

**Givaudan SA** Chemin de la Parfumerie 5, CH-1214 Vernier, Switzerland
T +41 22 780 91 11 • F +41 22 780 91 50 • www.givaudan.com

# CONTACT

**Givaudan SA**
Chemin de la Parfumerie 5
CH – 1214 Vernier, Switzerland
www.givaudan.com

**General information:**
T + 41 22 780 91 11
F + 41 22 780 91 50

**Media and investor relations:**
T + 41 22 780 90 53
F + 41 22 780 90 90

**Share registry:**
SAG SEGA Aktienregister AG
Postfach
CH-4601 Olten
Switzerland
T + 41 62 205 36 95
F + 41 62 205 39 66

# CREDITS

**Photos**
Getty images / Kim Steele
Aexandre Isard

**Design and Typesetting**
Petronio Associates, Paris, France
Latitudesign, Nyon / Vaud, Switzerland

**Photolithography**
Scan Graphic SA
Nyon / Vaud, Switzerland

**Printing**
Courvoisier-Attinger
Bienne / Bern, Switzerland

The Givaudan Annual Report is published in English, German and French
The Givaudan Financial Report is published in English

Printed in Switzerland


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**Givaudan SA** Chemin de la Parfumerie 5, CH-1214 Vernier, Switzerland
T +41 22 780 91 11 • F +41 22 780 91 50 • www.givaudan.com

File N°. 12G3-2B-82-5087

## Full Year 2008 Results - Givaudan delivers solid results in a challenging environment

- 6.7% sales growth in local currencies
- 2.5% pro forma sales growth in local currencies, excluding streamlining
- Integration ahead of plan. CHF 140 million of savings at the end of 2008
- Comparable EBITDA margin at 20.6% (20.9% in 2007)
- Net profit on actual basis increased to CHF 111 million
- Earnings per share on actual basis CHF 15.61 up from CHF 13.12
- Proposed dividend targeted at CHF 20.00, paid in cash and equity



Geneva, 17 February 2009. In 2008, Givaudan group sales totalled CHF 4,087 million, an increase of 6.7% in local currencies and a decrease of 1.1% in Swiss francs compared to the previous year. On a pro forma basis, and, excluding the impact of the ongoing portfolio streamlining, sales increased by 2.5% in local currencies. Including this effect, sales on pro forma basis increased by 1.0% in local currencies and decreased by 6.4% in Swiss francs.

The Fragrance Division sales were CHF 1,898 million, an increase of 7.9% in local currencies and a decrease of 0.1% in Swiss francs versus 2007. On a pro forma basis, and, excluding the impact of discontinued ingredients, sales grew by 1.7% in local currencies

Sales of the Flavour Division were CHF 2,189 million, an increase of 5.8% in local currencies and a decrease of 2.0% in Swiss francs compared to the previous year. On a pro forma basis, and, excluding the streamlining of commodity ingredients and the St. Louis divestment, sales increased by 3.1% in local currencies.

**Gross Margin**

The gross profit margin on a pro forma basis declined from 47.1% to 45.6% as a result of exceptional increases in raw material, energy and transportation costs. Although basic commodity and energy prices fell towards the end of 2008, the impact of this on Givaudan input costs will only be felt once these reductions work through the global supply chain.

**EBITDA (Earnings before Interest, Tax, Depreciation and Amortisation)**

The EBITDA increased to CHF 765 million in 2008 from CHF 680 million in 2007, an increase of 12.5%. The EBITDA margin, on a comparable basis, was 20.6% in 2008, compared to 20.9% in pro forma terms reported last year. The incremental integration savings of CHF 90 million in 2008 partially compensated for the continued pressure on the gross profit margin. On a comparable basis, the EBITDA was CHF 842 million in 2008, below the CHF 911 million in pro forma terms reported last year, mainly as a result of exchange rate developments.

**Operating income**

The operating income increased to CHF 379 million from CHF 322 million last year, an increase of 17.7%. The operating margin, on a comparable basis, was flat at 11.9% in 2008 versus 2007. On a comparable basis, the operating income was CHF 486 million in 2008, below the CHF 521 million in pro forma terms reported last year, mainly as a result of exchange rate developments.

**Financial Performance**

Financing costs were CHF 153 million in 2008, up by CHF 12 million from 2007. This was primarily due to the Group taking a full twelve month charge on the debt incurred in the Quest International acquisition. Other financial expense, net of income was CHF 71 million in 2008, versus CHF 16 million in 2007. In 2008, Givaudan incurred significant hedging costs as well as some exchange rate losses as a result of extreme currency volatility.
The Group's income taxes as a percentage of income before taxes were 28% in 2008, versus 43% in 2007. In 2007 a one time,

non cash tax adjustment of CHF 28 million impacted the income tax rate, excluding this adjustment the income tax rate would have been 26%. This increase in the underlying tax rate was as a result of certain integration related activities, which occured in different tax jurisdictions in 2008.

**Net Income**

In actual terms, the net income increased by 19.4% from CHF 93 million in 2007 to CHF 111 million in 2008. This represents 2.7% as a percentage of sales in 2008, versus 2.3% in 2007. Basic earnings per share increased to CHF 15.61 in 2008 from CHF 13.12 in the previous year. Adjusted for the integration expenses and intangible amortisation the EPS would have been CHF 51.20.

**Cash Flow**

Givaudan delivered an operating cash flow of CHF 541 million, up CHF 9 million on 2007. Total net investments in property, plant and equipment were CHF 194 million, flat versus 2007, mainly driven by investments to integrate the Quest business. The company completed the investment in the Consumer Products Creation Centre in the USA, and acquired a previously leased facility in Paris, France. Intangible asset additions were CHF 76 million in 2008, a significant portion of this investment being in the company's ERP project, based on SAP. Implementation was completed in three countries, France, Switzerland and Germany, covering 35% of expected final end users. Operating cash flow after investments was CHF 271 million in 2008.
Cash flow management during 2008 allowed the company to reduce its net debt from CHF 2,621 million in 2007 to CHF 2,438 million in 2008.

**Dividend**

The Board of Directors will recommend to the Annual General Meeting on 26 March 2009 to make a distribution to the shareholders in the aggregate amount of approximately CHF 20.00 per share. The distribution will consist of a cash dividend of CHF 10.00 and the issue of one shareholder's warrant per share. A certain number of warrants (ratio to be determined) will give the right to receive one share of Givaudan SA by paying the strike price, which shall be not less than 50% of the prevailing share price at the time of the issue of the warrant. The warrants will be traded at the SIX Swiss Exchange for a limited period of time. Further information will be provided together with the invitation to the Annual General Meeting.

**Integration of Quest International**

After completing the first phase of the integration, which mainly focused on the commercial integration, Givaudan made further progress in the more complex consolidation of its global site network. Many projects which will support the identified future growth strategies, were successfully completed.

In the Fragrance Division, the existing North American Creation Centre was transferred to a new, larger site with enhanced consumer testing facilities, located in East Hanover, New Jersey, USA. In Europe, we expanded our Creation Centre in Argenteuil, France, in order to consolidate all creative activities at this site during 2009.

In the US, Givaudan consolidated its compounding activities into one expanded facility in Mount Olive, New Jersey. The first investment phase was completed at the chemical ingredient manufacturing plant in Pedro Escobedo, Mexico. The fragrance ingredients manufacturing site in Lyon, France, will be closed by end March 2009.

In the Flavour Division, the production at the Pedro Escobedo site in Mexico was transferred to the expanded Cuernavaca site. Continuing with its integration plan, Givaudan announced the closure of the flavour production site in Owings Mills, USA, following the expansion of the US-based production sites in Devon and East Hanover. In the developing markets, the production capacity in Indonesia was expanded and in Shanghai, Givaudan invested in an expansion of its science and technology laboratories.

**Outlook**

For the full year 2009, Givaudan is confident to outgrow the underlying market, based on brief pipeline and new wins.

The integration achievements have reinforced Givaudan's unique platform for accelerated growth and performance improvement. The company is confident to achieve the announced savings target of CHF 200 million by 2010 and therefore to reach its pre-acquisition EBITDA margin level of 22.7% by 2010.

In a challenging environment, Givaudan continues to focus on its growth initiatives to increase its share in developing countries and in key market segments over the coming five years.

**Key Figures in actual terms**

| in Mio CHF<br>except per share data | 2008 | 2007 |
|---|---|---|
| Group sales | 4,087 | 4,132 |
| Fragrance sales | 1,898 | 1,899 |
| Flavour sales | 2,189 | 2,233 |
| Gross profit | 1,862 | 1,941 |
| *as % of sales* | *45.6%* | *47.0%* |
| EBITDA 1) | 765 | 680 |
| *as % of sales* | *18.7%* | *16.5%* |
| Operating profit | 379 | 322 |
| *as % of sales* | *9.3%* | *7.8%* |
| Net income | 111 | 93 |
| *as % of sales* | *2.7%* | *2.3%* |
| Earnings per share (basic) | 15.61 | 13.12 |

| **in Mio CHF** | **31 December 2008** | **31 December 2007** |
|---|---|---|
| *Current assets* | *2,180* | *2,242* |
| *Non-current assets* | *4,817* | *5,655* |
| **Total Assets** | **6,997** | **7,897** |
| *Current liabilities* | *1,109* | *1,013* |
| *Non-current liabilities* | *3,795* | *4,202* |
| *Equity* | *2,093* | *2,682* |
| **Total liabilities and equity** | **6,997** | **7,897** |

1) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

**Key Figures compared to 2007 figures in pro forma terms [1)]**

| **in Mio CHF** | **2008** | **2007[1)]** |
|---|---|---|
| Group sales | 4,087 | 4,366 |
| Fragrance sales | 1,898 | 2,027 |
| Flavour sales | 2,189 | 2,339 |
| Gross profit | 1,862 | 2,057 |
| *as % of sales* | *45.6%* | *47.1%* |
| EBITDA at comparable basis 2) 3) | 842 | 911 |
| *as % of sales* | *20.6%* | *20.9%* |
| EBITDA 2) | 765 | 911 |
| *as % of sales* | *18.7%* | *20.9%* |
| Operating profit at comparable basis 3) | 486 | 521 |
| *as % of sales* | *11.9%* | *11.9%* |
| Operating profit | 379 | 521 |
| *as % of sales* | *9.3%* | *11.9%* |

1) Prepared on an adjusted pro forma basis, reflecting the combined activity of Givaudan and Quest International over the periods ended 31 December 2007, excluding one-off expenses incurred in connection with the combination with Quest International, reorganisation charges and charges resulting from the accounting treatment of the transaction, and assuming that the combination had taken place as of 1 January 2007.

2) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

3) Comparable EBITDA and operating profit for 2007 and 2008 excludes acquisition related restructuring expenses and non acquisition related expenses (latter only in 2007).

**Fragrance Division**

The Fragrance Division recorded sales in actual terms of CHF 1,898 million, which represents a growth of 7.9% in local currencies and 0.1% decline in Swiss francs. In pro forma terms and excluding the impact of discontinued ingredients, sales showed a growth of 1.7% in local currencies and a decrease of 6.1% in Swiss francs. The total impact of the streamlining of lower value adding fragrance ingredients amounted to CHF 14 million. Including this effect, pro forma sales advanced 1.0% in local currencies, but declined 6.4% in Swiss Franc.

The solid result was driven by the above market growth of Fine Fragrances which had an excellent second half year, the good growth of specialty ingredients and the Consumer Products business.

The EBITDA increased to CHF 348 million in 2008 from CHF 288 million in 2007, an increase of 20.8%. The EBITDA margin, on a comparable basis, was 21.1% in 2008, compared to 20.7% in pro forma terms reported last year. The incremental integration savings in 2008 compensated for the continued pressure on the gross profit margin. On a comparable basis, the EBITDA was CHF 400 million in 2008, below the CHF 420 million in pro forma terms reported last year.

The operating income increased to CHF 153 million from CHF 118 million last year, an increase of 29.7%. The operating margin, on a comparable basis, increased to 12.1% in 2008 versus 11.5% in 2007. On a comparable basis, the operating income was CHF 230 million in 2008, below the CHF 234 million in pro forma terms reported last year.

By the end of the year, the Division completed the consolidation of creation, development and commercial activities of Givaudan and former Quest International in all key markets. Significant investments were made to further upgrade the European Consumer Products Creation Centre in Argenteuil, France.

The new Consumer Products Creation Centre in East Hanover, New Jersey was fully operational in late 2008. This new facility increases considerably Givaudan's evaluation, laboratory and science capabilities in North America.

The first phase of the expansion of the production site at Mount Olive, USA was completed in June and the second phase, planned for mid-2009, will allow the full consolidation of the complete Givaudan compounding activities in North America. In line with the strategy to have a competitive ingredients palette for perfumers the closure of the commodity ingredients manufacturing site in Lyon, France was announced in October and should be completed by the end of March 2009.

**Flavour Division**

The Flavour Division reported sales of CHF 2,189 million, representing a growth of 5.8% in local currencies and a decline of 2.0% in Swiss francs. In pro forma terms, excluding the discontinuation of commodity ingredients and the St. Louis divestment, sales increased 3.1% in local currencies. All regions recorded good sales growth in 2008 supported by new business wins across all segments.

Including this effect, pro forma sales growth recorded 1.0% in local currencies and a decline of 6.4% in Swiss franc. The total impact of the streamlining of lower value adding flavour ingredients and the divestiture in February 2008 of the manufacturing site based in St. Louis, USA amounted to CHF 47 million.

Despite adverse economic conditions, sales in mature markets of Europe and North America increased due to a strong inflow of new wins. Sales grew across all segments, led by double-digit growth in Snacks and high single-digit growth in the Savoury and Dairy segments.

The Food service and Health and Wellness categories showed significant double-digit growth, in line with the Division's growth initiative.

The EBITDA increased to CHF 417 million in 2008 from CHF 392 million in 2007, an increase of 6.4%. The EBITDA margin, on a comparable basis, was 20.2% in 2008, compared to 21.0% in pro forma terms reported last year. On a comparable basis, the EBITDA was CHF 442 million in 2008, below the CHF 491 million in pro forma terms reported last year.

The operating income increased to CHF 226 million from CHF 204 million last year, an increase of 10.8%. The operating margin, on a comparable basis, decreased to 11.7% in 2008 versus 12.3% in 2007. On a comparable basis, the operating income was CHF 256 million in 2008, below the CHF 287 million in pro forma terms reported last year.

During the course of 2008, the Flavour Division focused on launching key universally popular flavours through its TasteEssentials™ programme for citrus, vanilla and chicken. This was achieved thanks to novel ingredients introduced in 2008 and innovative consumer research, demonstrating global leadership in those flavour families.

New innovative ingredients were developed to enable flavourists to create superior dairy, tea and coffee flavour profiles with enhanced palatability, authenticity, stability and cost effectiveness. The new SunThesis™ Citrus product line offers cost-effective, authentic natural replacements for lemon oils, as prices spiked in 2008 due to a worldwide shortage.

Continuous investment in TasteSolutions™ for salt reduction, sweetness enhancement and bitterness masking, led to the introduction of breakthrough flavour systems. This resulted in double-digit sales growth in the strategic area of Health and Wellness applications.

The CulinaryTrek™ Chicken programme was conducted in ten key mature and developing markets supported by an in-house global ethnographic study. This led to the development of new flavours by combining this consumer understanding knowledge with sensory exploration and technology. The programme further strengthens Givaudan's competitive advantage in this area.

In 2008, the Flavour Division held its global ChefsCouncil™ event in Spain at the development centre for El Bulli, one of the world's most regarded restaurants. Other highlights included a TasteTrek™ Citrus, which was conducted in partnership with the University of California, Riverside. It is the home of the world's largest citrus collections and a key strategic alliance partner for Givaudan. During the last quarter of 2008, the Division launched its ByNature™ range of natural meat and poultry flavours in Europe to meet increasing consumer demand. The breakthrough EverCool™ (mint and cooling) product portfolio, based on patented flavour development expertise and molecular biology technology, has resulted in significant successes in chewing gum applications. This important achievement solidifies Givaudan's leadership position in cooling agents.

Delivery systems are critical to enhance the flavour performance in food and beverage applications. Combining Givaudan's and former Quest's expertise, the PureDelivery™ portfolio of industry leading delivery solutions was launched.

This afternoon, 17 February 2009 at 15.00 CET, a conference call will be broadcasted on Givaudan's internet site http://www.givaudan.com

Available Documents and Links:
Annual & Financial Report 2008
Full Year 2008 Results Presentation

For further information please contact:
Peter Wullschleger, Givaudan Investor & Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

## Givaudan announces the issue of a 4.25 % CHF Domestic Bond of CHF 300 million

Geneva, 19 February 2009. Givaudan SA announces today the issue of a CHF 300 million straight bond in the Swiss franc domestic market.

The bond carries a 4.25 % coupon and has a maturity of 5 years. The proceeds of the bonds will be used to refinance certain private placements and part of the debt raised in connection with the acquisition of Quest

For further information please contact:
Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

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